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As filed with the Securities and Exchange Commission on May 13, 2009

Registration No. 333-150446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 1
To
 FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEXSAN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3572 (Primary standard classification industrial code number)	13-4149478 (I.R.S. Employer Identification No.)

555 St. Charles Drive, Suite 202
Thousand Oaks, California 91360
(805) 418-2700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Philip Black
President and Chief Executive Officer
Nexsan Corporation
555 St. Charles Drive, Suite 202
Thousand Oaks, California 91360
(805) 418-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William R. Schreiber, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500	Denise M. Tormey, Esq. Sonnenschein Nath & Rosenthal LLP 1221 Avenue of the Americas New York, NY 10020 (212) 768-6700	Craig W. Adas, Esq. Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED MAY 13, 2009.

                     Shares
Common Stock

Nexsan Corporation is selling                                        shar es of our common stock and the selling stockholder named in this prospectus is selling an additional                           shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholder. We have granted the underwriters a 30-day option to purchase up to an additional                            shares to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $             and $             per share. We are applying to list our common stock on the NASDAQ Global Market under the symbol "NXSN."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Lazard Capital Markets
Needham & Company, LLC	Morgan Keegan & Company, Inc.

The date of this prospectus is                                        , 2009.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        In this prospectus "Nexsan," "we," "us" and "our" refer to Nexsan Corporation, and where appropriate, its subsidiaries.

Dealer Prospectus Delivery Obligation

        Through and including                            , 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this prospectus.

Overview

        We are a leading provider of disk-based storage systems designed for the long-term storage of digital information. Our systems are used to store digital information such as email, office documents, medical images and digital voice or video recordings that typically do not change over time, which we refer to collectively as "fixed content." Our systems help organizations overcome the challenges they face storing and accessing growing amounts of fixed content over longer periods of time. We address these challenges by:

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  significantly lowering the cost of storing fixed content on disk;

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  minimizing the use of space in the data center by offering storage with industry-leading densities;

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  significantly reducing energy consumption for the power and cooling of storage systems;

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  ensuring reliability, accessibility, integrity and security of stored data;

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  simplifying the management of data over its lifecycle;

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  enabling the rapid search and retrieval of files stored for the long-term; and

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  reducing the workload associated with the management of large amounts of data.

        As a pioneer of reliable disk-based storage technologies that are optimized for capacity and cost, our ATA, and later SATA, and more recently SAS, RAID technology solutions have significantly reshaped the economics of disk-based storage. We have been able to offer enterprise-class solutions at price points that have been as low as one-tenth of the cost of traditional disk-based storage solutions. These efforts have brought the benefits of disk-based storage solutions within reach of a larger number of organizations and a wider range of applications. In addition, our disk-based storage products are among the first to offer energy-saving "green" technology such as Automatic Massive Array of Idle Disks, or AutoMAID. Our solutions include:

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  Enterprise-class RAID systems with iSCSI and Fibre Channel connectivity.  Our enterprise-class systems can be used in a wide variety of applications and storage environments, including iSCSI and Fibre Channel, offer industry-leading density, are highly scalable and are priced to offer significant savings over traditional disk-based storage systems while being a competitive replacement for tape-based storage systems.

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  Intelligent archiving solutions.  Our software-based Assureon product typically integrates with our RAID systems to offer our customers scalable, secure and searchable disk-based archival systems with de-duplication technology and encryption.

        We sell our products through resellers, original equipment manufacturers, or OEMs, and system integrators, and to date, we have shipped over 21,000 systems worldwide. Our systems have been installed in small and medium-sized enterprises, or SMEs, as well as large global enterprises around the world.

Industry Background

        Growth in our market is driven by the rapidly growing amount of digital information being created and stored by businesses, governments and other organizations who are storing fixed content for longer periods of time and requiring ready access to that content.

        Some of the key factors influencing these trends include:

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  Large size and frequent sharing of files.  The growth of fixed content is being accelerated by the creation and storage of increasingly larger files associated with high-resolution video, photography, medical images, music and data-intensive documents, as well as frequent sharing and re-saving of files, resulting in the storage of duplicate data.

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  Evolving business practices.  Many organizations are retaining and accessing important data for business reasons, such as data mining, trend analysis and intellectual property preservation.

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  Regulatory compliance.  New regulations require some companies to retain fixed content for specified periods of time, and then often require assured deletion of the data when that time has elapsed.

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  Electronic discovery requirements.  Recent changes in federal law require organizations to produce electronically-stored data in the discovery phase of federal legal proceedings in a timely manner.

        Traditionally, high-cost disk drives that are optimized for performance, such as Fibre Channel and SCSI, have been used to store dynamic, transaction-oriented database information, while fixed content has been moved onto less expensive, low-availability storage systems for long-term storage, such as tape and optical disk. However, as retention periods lengthen and demands placed on long-term storage become more complex, organizations are increasingly looking for cost-effective, intelligent storage solutions with high-availability that can scale to tackle the substantial growth of fixed content.

        As fixed content continues to grow faster than other data types, there has been a shift from the need for performance-optimized storage to capacity-optimized storage. In addition, the need for ready access to information has led to the replacement of some tape and optical disk systems with SATA disk drives.

        Replication helps ensure that an organization will be able to access its data from a secondary source in case of data loss or corruption. Many organizations are replacing tape-based replication and archiving technologies with disk-based solutions that provide rapid and secure access to data while at the same time retaining the ability to retrieve specific files as easily and quickly as possible.

        As the density of servers, storage and other computing assets within data centers has increased to manage the growing volumes of data, there has been increased demand for energy to power and cool systems. Enterprises are increasingly seeking energy-efficient solutions in the data center to manage energy consumption, reduce operating expenses and respond to environmental and public relations concerns. This is prompting industry analysts to define a new class of substantially more energy-efficient storage known as "green" storage.

Limitations of Traditional Storage Systems

        Traditional disk and tape storage systems do not fully meet the needs of organizations for storing fixed content. Tape-based solutions lack the reliability and performance characteristics of disk-based systems, while traditional disk-based systems typically cost significantly more, consume considerable floor space and are energy inefficient. Moreover, traditional systems typically are inefficient at managing, storing and protecting fixed content over the course of its life and unnecessarily store duplicate information, increasing the consumption of storage capacity and leading to higher storage costs.

        SMEs typically have complex storage needs similar to those of large enterprises. However, SMEs face the additional challenge of limited access to new technologies and systems, many of which have been priced or designed for large enterprises.

        We believe we have an excellent opportunity to leverage our RAID technology to capitalize on this market opportunity by providing solutions that help organizations efficiently, intelligently and securely store and manage fixed content for the long term.

Strategy

        Our goal is to be the leading supplier of disk-based storage solutions for fixed content. Key elements of our strategy include:

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  Leveraging our successful technologies to drive growth.  To increase revenue and improve gross margins, we intend to continue to integrate into our storage solutions other products with intelligent feature sets that we develop internally, obtain through OEM relationships or acquire.

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  Enabling new customers to afford enterprise-class storage by significantly lowering cost. We intend to continue to leverage our low cost storage leadership to bring enterprise-class storage solutions to new customers in the SME market.

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  Expanding our channel partner relationships.  We plan to expand our OEM and system integrator partner base and augment our active reseller network with capabilities across a broad range of industries and geographies.

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  Continuing to focus on the attractive SME market.  We intend to continue to target the SME market, which we believe has growth and size characteristics superior to other storage market segments.

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  Extending our "green" technology leadership for storage.  We intend to build on our industry-leading "green" technology and continue to take a leadership role in implementing new energy-efficient technologies as they become available.

Corporate Information

        We were incorporated in Delaware in November 2000. Our headquarters are currently located at 555 St. Charles Drive, Suite 202, Thousand Oaks, California 91360, with employees throughout North America and Europe. Our telephone number is (805) 418-2700 and our website address is www.nexsan.com. The information contained on our website is not a part of this prospectus. We have three wholly owned operating subsidiaries, Nexsan Technologies Incorporated, a Delaware corporation, Nexsan Technologies Limited, a United Kingdom corporation, and Nexsan Technologies Canada Inc., a Canadian corporation.

        Nexsan Technologies and logo, Assureon and the Assureon logo and SATABeast are our U.S. registered trademarks. Nexsan and the Nexsan logo, SATABoy, SASBoy, SASBeast and LeadGuard are also our trademarks. Other trade names, trademarks or service marks referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered	shares
Common stock offered by selling stockholder	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds	We intend to use the proceeds of this offering for working capital and other general corporate purposes. We may use a portion of the proceeds for potential acquisitions. See "Use of Proceeds."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.
Proposed NASDAQ Global Market symbol	NXSN

        The common stock outstanding after this offering is based on 119,283,865 shares outstanding as of March 31, 2009 and excludes:

  •
  19,244,372 shares issuable upon exercise of options outstanding as of March 31, 2009, at a weighted average exercise price of $0.58 per share, including 4,237,500 option shares that are subject to call options held by us, exercisable as of March 31, 2009 at $0.90 per share;

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  669,369 shares issuable upon exercise of warrants outstanding as of March 31, 2009, at a weighted average exercise price of $0.61 per share; and

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  1,558,256 shares reserved for future issuance under our 2001 stock plan, and                          shares reserved for future issuance under our 2009 equity incentive plan, such plan to be effective upon completion of this offering, from which                          shares will be issued to certain of our executive officers after the completion of this offering, which we refer to as the IPO Bonus Shares.

Except as otherwise noted, all information in this prospectus:

  •
  reflects the filing of our restated certificate of incorporation prior to the completion of this offering;

  •
  reflects the conversion of all of our outstanding shares of preferred stock into an aggregate of 68,420,206 shares of common stock, effective upon the completion of this offering;

  •
  reflects the exchange of all of the outstanding exchangeable stock of our wholly-owned Canadian subsidiary into an aggregate of 4,874,974 shares of our common stock, effective upon the completion of this offering;

  •
  reflects a    -for-    reverse split of our outstanding capital stock to be effective prior to the completion of this offering; and

  •
  assumes no exercise of the underwriters' over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

        The following tables summarize our consolidated financial data. The consolidated statements of operations data for the fiscal years ended June 30, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended December 31, 2007 and 2008, and the consolidated balance sheet data as of December 31, 2008, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, which consist of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
Consolidated Statements of Operations Data:
Revenue	$42,799	$49,774	$62,676	$30,044	$32,498
Cost of revenue(1)	34,631	35,750	40,754	20,351	18,840

Gross profit	8,168	14,024	21,922	9,693	13,658
Operating expenses:
Research and development(1)	3,854	3,938	5,364	2,562	2,593
Sales and marketing(1)	5,889	8,055	10,444	5,231	5,495
General and administrative(1)	3,546	3,114	6,289	3,525	2,804
Write-off of delayed public offering costs	—	—	3,447	—	—

Total operating expenses	13,289	15,107	25,544	11,318	10,892

Income (loss) from operations	(5,121)	(1,083)	(3,622)	(1,625)	2,766
Other income (expense), net	(1,011)	(2,090)	(1,746)	(777)	499

Income (loss) before income taxes	(6,132)	(3,173)	(5,368)	(2,402)	3,265
Income tax benefit (expense)	542	148	35	81	(425)

Net income (loss)	$(5,590)	$(3,025)	$(5,333)	$(2,321)	$2,840

Net income (loss) per common share, basic(2)	$(0.12)	$(0.06)	$(0.10)	$(0.04)	$0.03

Net income (loss) per common share, diluted(2)	$(0.12)	$(0.06)	$(0.10)	$(0.04)	$0.02

Shares used in computing net income (loss) per common share, basic	47,068	51,690	51,556	52,507	50,541
Shares used in computing net income (loss) per common share, diluted	47,068	51,690	51,556	52,507	122,781
Pro forma net income (loss) per common share, basic (unaudited)(2)			$(0.04)		$0.02

Pro forma net income (loss) per common share, diluted (unaudited)(2)			$(0.04)		$0.02

Shares used in computing pro forma net income (loss) per common share, basic (unaudited)			119,976		118,961
Shares used in computing pro forma net income (loss) per common share, diluted (unaudited)			119,976		147,487
(1)
Includes stock-based compensation expense (credit) as follows:
	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
Cost of revenue	$(3)	$2	$16	$15	$1
Research and development	(57)	43	103	70	(25)
Sales and marketing	(440)	826	1,099	619	(264)
General and administrative	(157)	115	2,255	1,537	(18)

Total stock-based compensation expense (credit)	$(657)	$986	$3,473	$2,241	$(306)

(2)
See note 1 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per common share and pro forma basic and diluted net income (loss) per common share.

      The unaudited pro forma consolidated balance sheet data set forth below gives effect, following completion of this offering, to: (1) the conversion of all outstanding shares of preferred stock into common stock and (2) the exchange of all outstanding exchangeable stock of our Canadian subsidiary into 4,874,974 shares of our common stock. The pro forma consolidated balance sheet data also give effect to the repayment of approximately $3.6 million of outstanding principal and interest under convertible notes that occurred subsequent to December 31, 2008. The pro forma as adjusted balance sheet data set forth below gives effect to our receipt of the net proceeds from the sale of         shares of common stock offered by us at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2008
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,080	$4,462	$
Working capital	11,384	11,384
Total assets	26,897	23,279
Notes payable, excluding long-term portion	3,000	—		—
Total redeemable convertible preferred stock	27,429	—		—
Exchangeable stock in wholly-owned subsidiary	3,033	—		—
Total stockholders' equity (deficit)	(17,139)	10,290
(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease, respectively, the amount of cash, working capital, total assets and total stockholders' equity on a pro forma as adjusted basis by approximately $     million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest. Each of these risks could materially adversely affect our business, operating results and financial condition. As a result, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of losses, and we may not maintain our recent profitability in the future.

        We have not been profitable in any fiscal year since we were formed, and we only recently achieved profitability with our net income for the six months ended December 31, 2008. We experienced net losses of $5.6 million, $3.0 million and $5.3 million for our fiscal years ended June 30, 2006, 2007 and 2008. As of December 31, 2008, our accumulated deficit was $35.3 million. We expect to make expenditures related to expanding our business, including expenditures for additional sales and marketing, research and development, and general and administrative personnel. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will need to generate and sustain substantially increased revenue to maintain our recent profitability. Our revenue growth trends in prior periods may not be indicative of future revenue. Accordingly, we may not be able to maintain profitability, and we may incur losses in the future.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of our common stock could decline.

        Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. As a result, predicting our future operating results is extremely difficult.

        Our quarterly and annual expenses as a percentage of our revenue may be significantly different from our historical rates, and our operating results in future quarters may fall below expectations. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

        Factors that may affect or result in period-to-period variability in our operating results include:

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  fluctuations in demand for our products;

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  reductions in customers' budgets for information technology purchases and delays in their budgeting and purchasing cycles;

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  pricing and availability of components;

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  the length of time between our receipt of orders and the timing of recognition of revenue from those orders, particularly for our Assureon product;

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  fluctuations in the size of our individual sale transactions;

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  potential seasonality in some markets;

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  lengthy sales cycles for our Assureon product;

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  our ability to develop, introduce and ship, in a timely manner, new products and product enhancements;

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  our ability to control costs;

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  the timing of product releases or upgrades by us or by our competitors; and

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  pricing changes by our competitors.

        Furthermore, since we sell our products through indirect sales channels rather than a direct sales force, we often lack visibility into the demand for our products and the timing of customer orders. Accordingly, it is difficult for us to accurately predict quarter-to-quarter demand.

        In addition, we expect to incur additional cash and non-cash sales and marketing and general and administrative expenses in the quarter in which our initial public offering is completed, including payment of applicable withholding taxes, as a result of the issuance of             IPO Bonus Shares to certain of our executive officers after the completion of this offering. Based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, we expect to incur expenses of approximately $     million related to these IPO Bonus Shares in the quarter in which they are issued. Please refer to the section of this prospectus entitled "Executive Compensation—Employment, Severance and Change of Control Arrangements," for a further discussion of the IPO Bonus Shares.

Current uncertainty in global economic conditions makes it particularly difficult to predict demand for our products, and makes it more likely that our actual results could differ materially from expectations.

        Our operations and performance depend on worldwide economic conditions, which have been depressed in the United States and other countries and may remain depressed for the foreseeable future. These conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities and could cause our customers and potential customers to slow or reduce spending on capital equipment such as our products. These economic conditions could also cause our competitors to drastically reduce prices or take unusual actions to gain a competitive edge, which could force us to provide similar discounts and thereby reduce our profitability. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide, in the United States, or in our industry. These and other economic factors could have a material adverse effect on demand for our products and services and on our financial condition including profitability and operating results.

We face intense competition from a number of established companies and expect competition to increase in the future, which could prevent us from increasing our revenue and end user base.

        The market for our products is highly competitive, and we expect competition to intensify in the future. This competition could make it more difficult for us to sell our products and result in increased pricing pressure, reduced margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business.

        Currently, we face competition from traditional providers of storage systems such as Dell Corporation, EMC Corporation, EqualLogic (which was acquired by Dell), Hewlett-Packard Company, Hitachi Data Systems Corporation, Infortrend Technology, Inc., IBM Corporation, Network Appliance, Inc. and Sun Microsystems, Inc. (which has agreed to be acquired by Oracle Corporation). In addition, we also face competition from other public and private companies, as well as recent market entrants that offer products with similar functionality as ours. As we introduce new products, we may face competition from additional companies. Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Given their capital resources and broad product and service offerings, many of these competitors may be able to offer reduced pricing for their products that are competitive with ours, which in turn could cause us to reduce our prices to remain competitive. Potential customers may have long-standing relationships with our competitors, whether for storage or other network equipment, and potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Many of our competitors benefit from established brand awareness and long-standing relationships with key decision makers at many of our current and prospective customers. We expect that our competitors will seek to leverage these existing relationships to encourage customers to purchase their products.

        We expect increased competition from other established and emerging companies, including companies such as storage software and networking infrastructure companies that provide complementary technology and functionality. We also expect that some of our competitors may make acquisitions of businesses that would allow them to offer more directly competitive and comprehensive solutions than they had previously offered. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. In addition, third parties currently selling our products also market products and services that compete with ours. Any of these competitive threats, alone or in combination with others, could seriously harm our business.

As our product offerings become more complex, the timing of our revenue recognition may become less predictable.

        As we expand the range of products and functionality we offer, the revenue recognition requirements that apply to our revenue streams will become more complex than those that apply to our standalone products, for which we generally recognize revenue when the product is shipped. We expect this trend to continue as we expand our offerings. For example, for revenue recognition purposes our Assureon product is considered a software system sale, which is a multiple-element system that includes hardware, software and software support. We determine the fair value of each element of the multiple-element arrangement based on vendor-specific objective evidence, or VSOE. Effective in the fourth quarter of fiscal 2008, we were able to establish VSOE of fair value for post-contract customer support services on certain Assureon sale transactions based on a stated renewal rate for post-contract customer support services, and in these instances, we allocate revenue to the delivered elements using the residual method. As we offer new products and features, we could be required to recognize revenue under the more complex revenue recognition rules, which could make predicting our future revenue more difficult.

We rely heavily on value-added resellers and other channel partners to sell our products. Any disruptions to, or failure to develop and manage, our relationships with these third parties could have an adverse effect on our existing end user relationships and on our ability to maintain or increase revenue.

        We do not use a direct sales force. Instead, we rely on third-parties such as resellers, original equipment manufacturers, or OEMs, and systems integrators to sell our products. Our future success highly depends upon maintaining and managing the existing relationships with our channel partners and establishing relationships with new channel partners. Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. To develop and expand our relationships with our channel partners, we must continue to scale and improve our processes and procedures that support our channel partners, including investments in systems and training. This may become increasingly complex, difficult and expensive to manage, particularly as the geographic scope of our end user base expands. Any failure on our part to train our channel partners and to manage their sales activities could harm our business.

        Our agreements with channel partners generally have no minimum sales commitment and do not prohibit them from offering products and services that compete with ours. Accordingly, our channel partners may choose to discontinue offering our products, promote competing products or may not devote sufficient attention and resources toward selling our products. From time to time, our competitors might provide more favorable incentives to our existing and potential channel partners to promote or sell their products, which could have the effect of reducing sales of our products.

Because we rely on channel partners to sell our products, we have less contact with end users, which makes it difficult for us to manage the sales process, quality of service, respond to end user needs and forecast future sales.

        Because we rely on third parties to sell our products, we have less contact with our end users and less control over the sales process, quality of service and responsiveness to end user needs. As a result, it may be more difficult for us to ensure the proper delivery and installation of our products and to adequately predict the needs of our end users for enhancements to existing products or for new products. Furthermore, a negative end user experience with our channel partners could cause customers to be dissatisfied with us or our products, which could harm our business. In addition, we have less visibility into future sales than we might otherwise have using a direct sales force, which makes it more difficult for us to forecast demand for our products.

We derive the substantial majority of our revenue from sales of our RAID product lines, and a decline in demand for these products would harm our business.

        We derive more than 90% of our revenue from sales of our RAID product lines. We expect to continue to depend on sales of our RAID product lines for the foreseeable future and, accordingly, will be vulnerable to fluctuations in demand for these products, whether as a result of competition, product obsolescence, technological change, customer budgetary constraints or other factors. A decline in demand for our RAID product lines would harm our business.

We anticipate that our gross margins will fluctuate with decreases in the average selling prices of our current products and changes in our product mix, which may adversely impact our operating results.

        To maintain our selling prices and increase our gross margins, we must develop and introduce on a timely basis new products and product enhancements, as well as continually reduce our product costs. Our failure to do so would likely cause our revenue and gross margins to decline, which could harm our operating results and cause the price of our stock to decline. Our industry has historically experienced a decrease in average selling prices for similar types of products. We anticipate that the average selling prices of our products will decrease in response to competitive pricing pressures, evolving technologies and new product introductions by us or our competitors. We also anticipate that our gross margins will fluctuate from period to period as a result of the mix of products we sell in any given period. If our sales of higher margin products do not significantly expand as a percentage of revenue, our overall gross margins and operating results would be adversely impacted.

Our inability to increase sales of our Assureon product, which we sell primarily through OEMs and systems integrators, could harm our business.

        Our Assureon product was commercially released in February 2006 and, to date, we have not derived a material portion of our revenue from this product. We cannot assure you that our Assureon product will become widely accepted or that we will be able to derive substantial revenue from the sale of this product. Our principal competitor for our Assureon product, EMC, is substantially larger, has greater resources than we do and utilizes a direct sales force to sell its competing product. For us to substantially increase sales of our Assureon product, we must develop additional relationships with OEMs and systems integrators. As a result, we may need to hire additional sales personnel and expend additional resources developing these relationships. Our failure to increase sales of our Assureon product for any reason could harm our business.

Our sales cycle for our Assureon product can be long and unpredictable. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate.

        Sales of our Assureon product can involve substantial education of prospective customers about the use and benefits of the product. Sales are also subject to prospective customers' budget constraints and approval processes, and a variety of unpredictable administrative, processing and other delays. Accordingly, it is difficult to predict future sales activity for this product. If sales expected from specific customers for a particular quarter are not realized in that quarter or at all, our business could be harmed.

We purchase our disk drives, power supplies and certain components for our products from a limited number of suppliers. If these or any of our other suppliers are not able to meet our requirements, it could negatively impact our ability to fulfill customer orders and harm our business.

        Our products incorporate sophisticated components, including disk drives, high-density memory components and chips, from a variety of suppliers. In particular, we rely on Bell Microproducts Inc., a value-added distributor, to provide us with disk drives. Bell Microproducts generally obtains disk drives from Hitachi Global Storage Technologies and Seagate Technology LLC. In addition, we obtain our power supplies from BluTek Power, Inc. and our microprocessors from PMC-Sierra, Inc. Qualifying components for our products can take up to several months, as this process involves lengthy testing and substantial work to ensure they are compatible with our products. Accordingly, if we needed to find new suppliers of components, it could take a significant amount of time to transition to the new supplier, which could delay our ability to ship products. Component quality is particularly significant with respect to our disk drives, and we could in the future experience quality control issues and delivery delays with our suppliers, which could negatively impact our ability to ship products, which could harm our business.

        Additionally, we periodically need to transition our product lines to incorporate new technologies developed by us or our suppliers. For example, from time to time our suppliers may discontinue production of underlying components and products due to new technologies that have been incorporated into such components and products or due to the acquisition of a supplier by another entity. Such a discontinuance can occur on short notice, and we and our suppliers may require a significant amount of time to qualify the new technologies to ensure that they are compatible with our products. We also may incur significant expenses to purchase "end of life" components.

        We do not have long-term contracts with any of our current suppliers, and we purchase all components on a purchase-order basis. If any of our suppliers were to cancel or materially change any commitment they may have with us, or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders, be unable to develop or sell certain products cost-effectively or on a timely basis, if at all, and have significantly decreased revenue.

Any price increases, shortages or interruptions of supply would adversely affect our revenue and gross profits.

        We may be vulnerable to price increases for components. In addition, in the past we have occasionally experienced shortages or interruptions in supply for certain components, which caused us to purchase these items at a higher cost than we had initially forecast. To help address these issues, we may decide to purchase quantities of these items that are above our foreseeable requirements. As a result, we could be forced to increase our excess and obsolete inventory reserves to account for excess quantities. If we experience any shortage of components or receive components of unacceptable quality or if we are not able to procure components from alternate sources at acceptable prices and within a reasonable period of time, our revenue and gross profit could decrease.

We rely principally on two contract manufacturers and other third parties to assemble portions of our products, perform printed circuit board, or PCB, layout, agency testing and assembling. If we fail to accurately forecast demand for our products or successfully manage our relationships with our contract manufacturers or other third-party service providers, our ability to ship and sell our products could be negatively impacted.

        We rely principally on two contract manufacturers to manufacture our RAID and Assureon products, manage our supply chain and negotiate costs for some components. Specifically, we rely on Cemgraft Electronic Manufacturing in the United Kingdom and Cal Quality in Santa Ana, California to manufacture our products. We also rely on third parties to perform PCB layout and testing and assembly. Our reliance on third parties for these services reduces our control over the manufacturing process, production costs and product supply. In addition, none of our contract manufacturers is contractually obligated to perform manufacturing services for us, and they may elect not to perform these services or perform at levels that are insufficient to meet our manufacturing needs. If we fail to manage our relationships with our contract manufacturers or if any of our contract manufacturers experiences delays, disruptions, capacity constraints or quality control problems in their operations, our ability to ship products could be impaired and our competitive position and reputation could be harmed. If we are required to change any of our contract manufacturers for any reason, we may lose revenue, incur increased costs and damage our customer relationships.

        Our contract manufacturers also manufacture products for other companies. If our contract manufacturers experience demand for their services beyond their capacity, they may give priority to other customers, particularly those who place larger orders than us, and this could impact our ability to timely ship our products.

        We intend to introduce new products and product enhancements, which could require us to achieve volume production rapidly. We may need to increase our component purchases, contract manufacturing capacity and internal test and quality functions if we experience increased demand. If our contract manufacturers are unable to provide us with adequate supplies of high-quality products, or if we or any of our contract manufacturers are unable to obtain adequate quantities of components, it could cause a delay in our order fulfillment and harm our business.

If we fail to adequately manage our product inventory, we may incur excess product inventory costs and write downs or we may have insufficient quantities to meet customer demand and our financial results could be adversely affected.

        We must effectively manage our product inventory. We place orders to manufacture our products based on rolling forecasts. Since we utilize an indirect, rather than direct, sales channel, our future sales are difficult to predict with certainty. We may seek to increase orders during periods of product shortages or delay orders in anticipation of new products, and as a result may have insufficient quantities of products available to meet customer demand. On the other hand, if we manufacture more products than we need, we could incur excess manufacturing and component costs and could be required to write down inventory for any obsolete or excess products. As we introduce new products, we risk creating obsolete or excess inventory of our existing products. For example, in fiscal 2006, we incurred an inventory write down of approximately $1.0 million related to the excess inventory of our ATA products as we introduced our SATA product line.

If our products do not interoperate with our end users' existing network infrastructure, including hardware, software and other networking equipment, installations will be delayed or cancelled and our financial results could be adversely affected.

        Our products must interoperate with end users' existing networks, which often have different specifications, utilize multiple protocol standards and products from multiple vendors, and contain multiple generations of products that have been added over time. We may be required to modify our software or hardware, so that our products will interoperate with our end users' existing network infrastructure. This could cause longer installation times for our products, result in reduced new orders for our products, and could cause order delays or cancellations, any of which would adversely affect our business.

If our channel partners do not properly install our products or integrate our products with other products, our reputation and business may be harmed.

        Because we rely on channel partners to sell, install and integrate our products, we have limited control over how our products are used. If any of our channel partners incorporate any of our products into a storage system that does not perform as an end user customer expects, our reputation and business could be harmed, even if our product performs properly.

Our products handle important data for our customers and are highly technical in nature. If end user data is lost or corrupted, or our products contain software errors or hardware defects, our reputation and business could be harmed.

        Our products store important data for our end users. The process of storing that data is highly technical and complex. If any data is lost or corrupted in connection with the use of our products, our reputation could be seriously harmed and market acceptance of our products could suffer. In addition, our products could contain software errors, hardware defects or security vulnerabilities. Some software errors or defects in the hardware components of our products may be discovered only after a product has been installed and used by our end users. Any such errors, defects or security vulnerabilities discovered in our products could result in lost revenue or customers, increased service and warranty costs, harm to our reputation and diversion of attention of our management and technical personnel, any of which could significantly harm our business. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, our business could be adversely affected.

        We compete in a market characterized by rapid technological change, frequent new product introductions, evolving industry standards and changing customer needs. We cannot assure you that we will be able to anticipate future market needs or be able to develop new products or product enhancements to meet those needs in a timely manner, or at all. In addition, although we invest a considerable amount of money into our research and development efforts, any new products or product enhancements that we develop may not achieve widespread market acceptance. As competition increases in the storage industry and the IT industry in general, it may become even more difficult for us to stay abreast of technological changes or develop new technologies or introduce new products as quickly as our competitors, many of which have substantially greater financial and engineering resources than we do. Additionally, risks associated with the introduction of new products or product enhancements include difficulty in predicting customer needs or preferences, transitioning existing products to incorporate new technologies, the capability of our suppliers to deliver high-quality components required by such new products or product enhancements in a timely fashion, and unknown defects in such new products or product enhancements. If we are unable to keep pace with rapid industry, technological or market changes, our business could be harmed.

Our international sales and operations introduce risks that can harm our business.

        In fiscal 2008 and the six months ended December 31, 2008, we derived approximately 33% and 37%, respectively, of our revenue from customers outside the United States, and we expect to continue to expand our international operations. We have personnel in the United States, Canada and the United Kingdom and sales contractors and channel partners worldwide. We expect to continue to hire additional personnel and add channel partners worldwide, and as a result may need to expand our existing facilities and establish additional international subsidiaries and offices. Our international operations could subject us to a variety of risks, including:

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  increased exposure to foreign currency exchange rate risk;

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  the potential inability to attract, hire and retain qualified management and other personnel;

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  the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

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  difficulties in enforcing contracts, collecting accounts receivable and managing longer payment cycles, especially in emerging markets;

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  tariffs and trade barriers and other regulatory or contractual provisions limiting our ability to sell or develop our products in certain foreign markets;

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  export controls, especially for encryption technology; and

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  reduced protection for intellectual property rights in some countries.

        As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales.

If we fail to manage future growth effectively, our business could be harmed.

        In recent years, we have experienced growth in the size and scope of our business, and if that growth continues, it will continue to place significant demands on our management, infrastructure and other resources. We have also expanded the geographic scope of our business, establishing operations in Canada as a result of our acquisition of AESign Evertrust Inc. in March 2005 and establishing and managing our reseller networks in China and Japan.

        We expect to continue to expand in select international markets. Continued growth in the size and scope, including the geographic scope, of our business operations will require substantial management attention with respect to:

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  recruiting, hiring, integrating and retaining highly skilled and motivated individuals;

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  managing increasingly dispersed geographic locations and facilities; and

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  establishing an integrated information technology infrastructure; and establishing company-wide systems, processes and procedures.

        We intend to rely on third parties to provide some of these services for us. For example, we have contracted with a third party to administer our human resources training, compensation benefit management and compliance activities. If any of these third-party providers are unable to adequately provide the support for which we have retained them, we could be unable to find a suitable replacement service provider or be subject to regulatory actions related to our compliance activities. Our business could be harmed if we are not successful in effectively managing any future growth.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

        The Sarbanes-Oxley Act of 2002 requires, among other things, that we establish and maintain adequate disclosure controls and procedures and internal control over financial reporting. Our independent registered public accounting firm has noted in the audit of our financial statements for the fiscal year ended June 30, 2007, deficiencies in our internal control over financial reporting that were deemed material weaknesses, thus rendering our internal control over financial reporting ineffective. These material weaknesses were primarily due to the lack of a sufficient number of technical and qualified personnel in our finance organization. Subsequent to that audit, we have increased the size of our finance organization through hiring additional technical personnel, implemented new controls and improved processes and no material weaknesses were noted in the audit of our financial statements for the fiscal year ended June 30, 2008. However, we cannot provide assurance that we will not have material weaknesses in the future, which could cause us to be unable to timely report financial information, cause the market price of our stock to decline or subject us to investigations or litigation by regulatory authorities or other persons or entities.

As a public company we will be required to assess our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act and file periodic reports with the SEC. If we are unable to comply with these requirements in a timely manner, or if material weaknesses or significant deficiencies persist, the market price of our stock could decline and we could be subject to sanctions or regulatory investigations, which could harm our business.

        Commencing with our fiscal year ending June 30, 2010, we must perform an assessment of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if material weaknesses or significant deficiencies persist. In addition, SEC rules require that, as a public company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. If we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or the SEC reporting requirements in a timely manner, or if we or our independent registered public accounting firm continue to note or identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange upon which our common stock is listed, the SEC or other regulatory authorities, which would require additional financial and management resources.

If our third-party providers of on-site product support fail to adequately support the end users of our products, our reputation and business could be harmed.

        We rely primarily on Eastman Kodak Company, or Kodak, and on other service providers, in various geographic locations, to provide on-site support for our products. Since Kodak and our other service providers work directly with the end users of our products for their on-site support needs, we have limited contact with our end users that require on-site support. If our end users are not satisfied with the support that they receive from these service providers, our end users may become dissatisfied with our products and purchase products from our competitors in the future.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

        Our Assureon product includes technology that subjects us to export control laws that limit where and to whom we sell our products. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute our products or could limit our end users' ability to deploy our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our existing and new products in international markets, prevent end users with international operations from deploying our products throughout their global systems, or in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import laws, shift in the enforcement or scope of existing laws, or change in the countries, persons or technologies targeted by such laws, could decrease our ability to export or sell our products outside of the United States.

If we are unable to protect our intellectual property rights, our competitive position could be harmed and we could be required to incur significant expenses to enforce our rights.

        We depend on our ability to protect our proprietary information and technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our intellectual property rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, particularly outside of the United States. Further, with respect to patent rights, we do not know whether our pending patent application will result in the issuance of a patent or whether the examination process will require us to narrow our claims, and even if the patent is issued, it may be contested, circumvented or invalidated over the course of our business. Moreover, the rights granted under our issued patents or patents that may be issued in the future may not provide us with proprietary protection or competitive advantages, and competitors may be able to develop similar or superior technologies to our own now or in the future. Protecting against the unauthorized use of our proprietary rights can be expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than us. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

        The storage industry is characterized by a large number of patents and frequent patent litigation. We may in the future be contacted by third parties suggesting that we seek a license to certain of their intellectual property rights that they may believe we are infringing upon. We expect that infringement claims against us may increase as the number of products and competitors in our market increases and overlaps occur. In addition, as a publicly traded company, we believe that we will face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment against us could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms, or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business. Third parties may also assert infringement claims against our customers, channel partners and authorized service providers. Because we generally indemnify our customers, channel partners and authorized service providers if our products infringe upon the proprietary rights of third parties, any such claims could require us to initiate or defend protracted and costly litigation on their behalf, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, channel partners and authorized service providers.

If we are unable to obtain the rights necessary to use or continue to use third-party intellectual property in our products, our business could be harmed.

        Certain of our products include intellectual property owned by third parties. From time to time we may be required to renegotiate with these third parties, or negotiate with other third parties, to include their technology in our existing products, in new versions of our existing products or in new products. We may not be able to negotiate or renegotiate licenses on reasonable terms, or at all. If we are unable to obtain the rights necessary to use or continue to use third-party intellectual property in our products, we may not be able to sell the affected products, we could face delays in product releases until alternative technology can be identified, licensed or developed, and integrated into our current or future products. Any of these issues, if they occur, could harm our business.

Our use of open source software could impose limitations on our ability to develop or ship our products.

        We incorporate open source software into our products. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to market our products. In such event, we could be required to seek licenses from third parties to continue offering our products, make generally available, in source code form, proprietary code that links to certain open source modules, re-engineer our products, discontinue the sale of our products if re-engineering could not be accomplished on a cost-effective and timely basis, or become subject to other consequences, any of which could adversely affect our business.

We may seek to expand our business through acquisitions of, or investments in, other companies, each of which could divert management's attention, be viewed negatively, lead to integration problems, disrupt our business, increase our expenses, reduce our cash, cause dilution to our stockholders or otherwise harm our business.

        In the future, we may seek to acquire additional companies or assets that we believe may enhance our product offerings or market position. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we complete acquisitions, these transactions may be viewed negatively by our customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, any of which could harm our business.

The issuance of new accounting standards or future interpretations of existing accounting standards could adversely affect our operating results.

        We prepare our financial statements to conform to accounting principles generally accepted in the United States. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. Generally accepted accounting principles in the United States are issued by and are subject to interpretation by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, or AICPA, the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. The regulatory bodies listed above continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales practices and business arrangements. The issuance of new accounting standards or future interpretations of existing accounting standards, or changes in our business practices could result in future changes in our revenue recognition or other accounting policies that could have a material adverse effect on our results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NASDAQ, impose additional requirements on public companies, including enhanced corporate governance practices. For example, NASDAQ listing requirements require that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we incurred approximately $3.4 million of costs in preparing for this offering through June 30, 2008 that we would not have incurred if we remained private. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers.

Our future success depends on our ability to attract and retain key personnel, and our failure to do so could harm our ability to grow our business.

        Our success highly depends upon the performance of our senior management and key accounting and finance, technical and sales personnel. Our management and employees can terminate their employment at any time, and the loss of the services of one or more of our executive officers or other key employees could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our finance, sales, and research and development departments. Our dependence on attracting and retaining qualified personnel is particularly significant as we attempt to grow our organization. Competition for qualified personnel in our industry and in the finance area is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical, sales and other personnel on a cost-effective basis, our business could be harmed.

We are subject to laws and regulations governing the environment and may incur substantial environmental regulation costs, which could harm our operating results.

        We are subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. These laws and regulations have been enacted in several jurisdictions in which we sell our products, including various European Union, or EU, member countries. For example, the EU enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, and the Waste Electrical and Electronic Equipment, or WEEE, directives. RoHS regulates the use of certain substances, including lead, in certain products, including hard drives, sold after July 1, 2006. Similar legislation may be enacted in other locations where we sell our products. We will need to ensure that we comply with these laws and regulations as they are enacted, and that our component suppliers also comply with these laws and regulations.

        If we or our component suppliers fail to comply with the legislation, our customers may refuse or be unable to purchase our products, or we could incur penalties or other costs, any of which could harm our business. In addition, in connection with our compliance with these environmental laws and regulations, we could incur substantial costs and be subject to disruptions to our operations and logistics. Furthermore, if we were found to be in violation of these laws, we could be subject to governmental fines and liability to our customers. If we have to make significant capital expenditures to comply with environmental laws, or if we are subject to significant expenses in connection with a violation of these laws, our business could suffer.

If we need additional capital in the future, it may not be available on favorable terms, or at all, which could adversely impact our business.

        We have historically relied on outside financing to fund our operations, capital expenditures and expansion. However, we may require additional capital from equity or debt financing in the future to fund our operations, or respond to competitive pressures or strategic opportunities. We may not be able to secure additional financing on favorable terms, or at all. The terms of additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences or privileges senior to those of existing or future holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain necessary financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Interruption or failure of our information technology and communications systems or those of our suppliers, manufacturers and channel partners could impair our ability to operate our business, which could harm our operating results.

        Our systems and facilities and those of our suppliers, manufacturers and channel partners are vulnerable to damage or interruption from earthquakes, floods, fires, terrorist attacks, power losses, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm these systems. If any of these events were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from natural disasters or other significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to the Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

        Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. As a result of these and other factors, the price of our common stock may decline, and you could lose some or all of your investment.

The price of our common stock may be volatile and the value of your investment could decline.

        The stock market in general, and the market for technology stocks in particular, have been experiencing high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

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  price and volume fluctuations in the overall stock market from time to time;

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  significant volatility in the market price and trading volume of technology companies;

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  actual or anticipated changes in our results of operations or fluctuations in our operating results;

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  actual or anticipated changes in the expectations of investors or securities analysts;

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  actual or anticipated developments in our competitors' businesses or the competitive landscape generally;

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  litigation involving us, our industry or both;

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  regulatory developments in the United States, foreign countries or both;

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  economic conditions and trends in our industry;

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  major catastrophic events;

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  sales of large blocks of our stock; or

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  departures of key personnel.

        In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business.

Future sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

        If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on March 31, 2009, upon the completion of this offering, assuming no outstanding options or warrants are exercised prior to the completion of this offering, we will have approximately                                       shar es of common stock outstanding. All of the shares offered under this prospectus, other than the shares to be sold in the directed share program, will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. The remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  no restricted shares will be eligible for immediate sale upon the completion of this offering; and

  •
  beginning 181 days after the date of this prospectus, subject to extension, 29,517,486 shares will be tradable under Rule 144(b), and 89,766,379 shares will be tradable subject to the limitations on shares held by affiliates under Rule 144.

        Furthermore, following this offering, certain holders of our common stock, including common stock issued upon conversion of our preferred stock and issued upon exercise of warrants or options for common stock will be entitled to rights with respect to the registration of a total of 123,960,898 shares under the Securities Act. For a description of these rights, see the section of this prospectus entitled "Description of Capital Stock—Registration Rights." If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders can immediately sell those shares in the public market.

        Following this offering, we intend to register on a registration statement on Form S-8 up to approximately 11,306,872 shares of common stock that may be issued upon exercise of outstanding stock options granted under our 2001 stock plan, 5,937,500 shares of our common stock that may be issued upon exercise of outstanding stock options granted outside of our equity incentive plans, and                      shares of common stock that are authorized for future issuance or grant under our 2009 equity incentive plan, which we expect to adopt prior to the completion of this offering. To the extent we register these shares, including the IPO Bonus Shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and, with respect to affiliates, Rule 144.

        In addition, 2,000,000 shares subject to outstanding stock options are not eligible for registration on Form S-8. Of these shares, 1,000,000 will be tradable beginning 181 days after the date of this prospectus, subject to the limitations on shares sold by affiliates under Rule 144, and the remaining 1,000,000 shares will be tradable beginning 181 days after the date of this prospectus and six months from the date of exercise of the options, subject to the limitations on shares sold by affiliates under Rule 144.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

        The trading market for our common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. If analysts cover us and then one or more of the analysts who cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause the liquidity of our stock and our stock price to decline.

Concentration of ownership among our existing directors, executive officers, and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Upon closing of this offering, assuming the underwriters' option to purchase additional shares is not exercised, based upon beneficial ownership as of March 31, 2009, our current directors, executive officers, holders of more than 5% of our common stock, including Fonds de solidarité des travailleurs du Québec (F.T.Q.), First Gen-e—Servicos de Consultoria SA, the funds affiliated with RRE Ventures and VantagePoint Venture Partners, and their respective affiliates will, in the aggregate, beneficially own approximately    % of our outstanding common stock. As a result, these stockholders may be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

We have broad discretion in the use of the net proceeds from this offering.

        We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. We will have broad discretion in the application of the net proceeds, including using the net proceeds for any of the purposes described in the section of this prospectus entitled "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our board and management with respect to the use of the proceeds, with only limited information concerning their specific intentions. We may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. Our failure to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid any cash dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. In addition, our loan agreement prohibits the payment of cash dividends without the lender's consent. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

        If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering of $         per share as of December 31, 2008, based on an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of warrants, upon exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.

        Upon the completion of this offering, provisions of our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  •
  limit who may call a special meeting of stockholders;

  •
  provide our board of directors with the ability to designate the terms of and issue a new series of preferred stock without stockholder approval;

  •
  require the approval of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal certain provisions of our certificate of incorporation;

  •
  allow a majority of the authorized number of directors to adopt, amend or repeal our bylaws without stockholder approval;

  •
  do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors; and

  •
  set limitations on the removal of directors.

        In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

        See the section of this prospectus entitled "Description of Capital Stock—Anti-takeover Provisions" for a more detailed description of these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus, particularly in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that are subject to substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including, but not limited to, statements regarding our future financial position, statements regarding our business strategy, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," or "potential," the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled "Risk Factors" and elsewhere in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

        Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described in the section entitled "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

        You should not rely upon forward-looking statements as predictions of future events. We cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

        You should read this prospectus and the documents that we referenced in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we currently expect.

        Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, and industry and general publications. The information contained in the section of this prospectus entitled "Business—Industry Background" is based on studies, analyses and surveys prepared by the Enterprise Strategy Group and IDC. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. Estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

USE OF PROCEEDS

        We estimate that we will receive net proceeds of $              million from our sale of the                          shares of common stock offered by us in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholder. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $              million. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

        The principal purposes of this offering are to create a public market for our common stock and facilitate our future access to the public equity markets. We currently anticipate that we will use the net proceeds received by us from this offering for working capital and other general corporate purposes. In addition, we may use a portion of the proceeds of this offering for potential acquisitions of complementary businesses, technologies or other assets. We have no current agreements or commitments with respect to any such acquisitions.

        We currently have no specific plans for the use of the net proceeds to us from this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the amount of cash used in or generated by our operations, sales and marketing activities and competitive pressures. We may find it necessary or advisable to use our net proceeds for other purposes, and we will have broad discretion in the application of our net proceeds.

        Pending the uses described above, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the net proceeds will yield a favorable return.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Our loan agreement prohibits the payment of cash dividends without the lender's consent.

CAPITALIZATION
(in thousands, except share and per share data)

        The following table sets forth our cash and capitalization as of December 31, 2008:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect upon the completion of this offering: (1) the conversion of all outstanding shares of preferred stock into common stock and (2) the exchange of all outstanding exchangeable stock of our Canadian subsidiary into 4,874,974 shares of our common stock. The pro forma basis also reflects the repayment of approximately $3.6 million of outstanding principal and interest under convertible notes that occurred subsequent to December 31, 2008; and

  •
  on a pro forma as adjusted basis to reflect the sale of the shares of our common stock offered by us at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each included elsewhere in this prospectus.

	As of December 31, 2008
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
Cash and cash equivalents	$8,080	$4,462	$

Total redeemable convertible preferred stock, $0.001 par value: 116,119,718 shares authorized, 68,420,206 shares issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	$27,429	$—		$—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, no shares issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Series B preferred stock, $0.001 par value: 1 share authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value, 213,880,281 shares authorized, 45,935,261 shares issued and outstanding, actual; 213,880,281 shares authorized, 119,230,441 shares issued and outstanding, pro forma; shares authorized, and shares issued and outstanding, pro forma as adjusted	46	119
Exchangeable stock in wholly-owned subsidiary, no par value, 4,874,974 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	3,033	—		—
Additional paid-in capital	18,031	48,420
Notes receivable from stockholders	(35)	(35)		(35)
Accumulated other comprehensive loss	(2,925)	(2,925)		(2,925)
Accumulated deficit	(35,289)	(35,289)		(35,289)

Total stockholders' equity (deficit)	(17,139)	10,290

Total capitalization	$10,290	$10,290	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the amount of cash, additional paid-in capital and total stockholders' equity on a pro forma as adjusted basis, by approximately $             , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The information in the table above excludes:

  •
  18,932,669 shares issuable upon exercise of options outstanding as of December 31, 2008, at a weighted average exercise price of $0.58 per share, including 4,237,500 option shares that are subject to call options held by us;

  •
  669,369 shares issuable upon exercise of warrants outstanding as of December 31, 2008, at a weighted average exercise price of $0.61 per share; and

  •
  1,963,709 shares reserved for future issuance under our 2001 stock plan as of December 31, 2008, and                          shares reserved for future issuance under our 2009 equity incentive plan, such plan to be effective upon completion of this offering, from which the IPO Bonus Shares will be issued after the completion of this offering.

DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after completion of this offering.

        As of December 31, 2008, we had a pro forma net tangible book value of $10.3 million, or $0.09 per share of common stock outstanding. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock. The pro forma net tangible book value of our common stock represents net tangible book value adjusted to give effect, upon completion of this offering, to: (1) the conversion of all outstanding shares of convertible preferred stock into common stock and (2) the exchange of all outstanding exchangeable stock of our Canadian subsidiary into 4,874,974 shares of our common stock. The pro forma net tangible book value is also adjusted for the repayment of approximately $3.6 million of outstanding principal and interest under convertible notes that occurred subsequent to December 31, 2008. As adjusted pro forma net tangible book value of our common stock represents pro forma net tangible book value as further adjusted to give effect to our receipt of the net proceeds of this offering.

        Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of                          shares of common stock offered by us under this prospectus at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2008 would have been approximately $              million, or approximately $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2008	$0.09
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

        Each $1.00 increase or decrease in the assumed initial public offering price of $                          per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $             per share and correspondingly decrease or increase the dilution per share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

        The following table shows, as of December 31, 2008, on the pro forma basis described above, the number of shares of common stock owned by, the total consideration paid by and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and before deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration(1)
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	119,230,441%		$48,421,861%		$0.41
New investors

Total		100.0%		$100.0%

(1)

Includes approximately $4.9 million of consideration from the issuance of shares of common stock and exchangeable stock in connection with our prior acquisitions. Each $1.00 increase or decrease in the assumed initial public offering price of $                          per share would increase or decrease, respectively, the total consideration paid by new investors and total consideration paid by all stockholders by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

        If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value per share as of December 31, 2008 would be $             , representing an immediate increase in pro forma net tangible book value per share attributable to new investors in this offering of $             to our existing stockholders and an immediate dilution per share to new investors in this offering of $             . If the underwriters' over-allotment option is exercised in full, our existing stockholders would own              % and new investors would own             % of the total number of shares of our common stock outstanding after this offering.

The information in the table above excludes:

  •
  18,932,669 shares issuable upon exercise of options outstanding as of December 31, 2008, at a weighted average exercise price of $0.58 per share, including 4,237,500 option shares that are subject to call options held by us;

  •
  669,369 shares issuable upon exercise of warrants outstanding as of December 31, 2008, at a weighted average exercise price of $0.61 per share; and

  •
  1,963,709 shares reserved for future issuance under our 2001 stock plan as of December 31, 2008, and                                       shares reserved for future issuance under our 2009 equity incentive plan, such plan to be effective upon the completion of this offering, from which                                       IPO Bonus Shares will be issued after the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

        The following tables summarize our selected consolidated financial data. The selected consolidated statements of operations data for the fiscal years ended June 30, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of June 30, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of June 30, 2004 and December 31, 2007 and the selected consolidated statement of operations for the year ended June 30, 2004 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The selected consolidated balance sheet data as of June 30, 2005 and the selected consolidated statement of operations for the year ended June 30, 2005 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data for the six months ended December 31, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2008 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, which consist of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended June 30,					Six Months Ended December 31,
	2004	2005	2006	2007	2008	2007	2008
	(unaudited)					(unaudited)
Consolidated Statement of Operations Data:
Revenue	$34,328	$34,949	$42,799	$49,774	$62,676	$30,044	$32,498
Cost of revenue(1)	27,352	28,942	34,631	35,750	40,754	20,351	18,840

Gross profit	6,976	6,007	8,168	14,024	21,922	9,693	13,658
Operating expenses:
Research and development(1)	2,013	3,248	3,854	3,938	5,364	2,562	2,593
Sales and marketing(1)	4,640	5,574	5,889	8,055	10,444	5,231	5,495
General and administrative(1)	2,987	4,259	3,546	3,114	6,289	3,525	2,804
Write-off of in-process research and development	—	3,980	—	—	—	—	—
Write-off of delayed public offering costs	—	—	—	—	3,447	—	—

Total operating expenses	9,640	17,061	13,289	15,107	25,544	11,318	10,892

Income (loss) from operations	(2,664)	(11,054)	(5,121)	(1,083)	(3,622)	(1,625)	2,766
Other income (expense):
Interest expense	(587)	(167)	(799)	(1,453)	(2,018)	(1,163)	(602)
Foreign currency transaction gain (loss)	160	(225)	(227)	(449)	166	322	880
Other income	85	41	15	870	303	261	221
Loss on extinguishment and modification of debt	—	—	—	(1,058)	(197)	(197)	—

Income (loss) before income taxes	(3,006)	(11,405)	(6,132)	(3,173)	(5,368)	(2,402)	3,265
Income tax benefit (expense)	98	455	542	148	35	81	(425)

Net income (loss)	$(2,908)	$(10,950)	$(5,590)	$(3,025)	$(5,333)	$(2,321)	$2,840

Net income (loss) per common share, basic(2)	$(0.07)	$(0.24)	$(0.12)	$(0.06)	$(0.10)	$(0.04)		$0.03

Net income (loss) per common share, diluted(2)	$(0.07)	$(0.24)	$(0.12)	$(0.06)	$(0.10)	$(0.04)		$0.02

Shares used in computing net income (loss) per common share, basic	43,442	46,576	47,068	51,690	51,556	52,507		50,541
Shares used in computing net income (loss) per common share, diluted	43,442	46,576	47,068	51,690	51,556	52,507		122,781
Pro forma net income (loss) per common share, basic (unaudited)(2)					$(0.04)		$	..02

Pro forma net income (loss) per common share, diluted (unaudited)(2)					$(0.04)		$	..02

Shares used in computing pro forma net income (loss) per common share, basic (unaudited)					119,976			118,961
Shares used in computing pro forma net income (loss) per common share, diluted (unaudited)					119,976			147,487
(1)
Includes stock-based compensation expense (credit) as follows:
	Year Ended June 30,					Six Months Ended December 31,
	2004	2005	2006	2007	2008	2007	2008
	(unaudited)					(unaudited)
Cost of revenue	$12	$7	$(3)	$2	16	$15	$1
Research and development	55	74	(57)	43	103	70	(25)
Sales and marketing	453	523	(440)	826	1,099	619	(264)
General and administrative	159	535	(157)	115	2,255	1,537	(18)

Total stock-based compensation expense (credit)	$679	$1,139	$(657)	$986	$3,473	$2,241	$(306)

(2)
See note 1 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per common share and pro forma basic and diluted net income (loss) per common share.
	As of June 30,					As of December 31,
	2004	2005	2006	2007	2008	2008
	(unaudited)					(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,318	$1,601	$587	$10,157	$8,500	8,080
Working capital	12,455	3,048	4,268	12,820	9,875	11,384
Total assets	23,268	16,920	18,588	25,734	29,110	26,897
Notes payable, excluding long-term portion	158	2,569	2,186	2,534	2,554	3,000
Notes payable, long-term	—	—	5,643	2,916	10	10
Total redeemable convertible preferred stock	15,431	15,431	15,431	27,429	27,429	27,429
Total stockholders' deficit	(2,131)	(10,044)	(15,501)	(17,499)	(18,629)	(17,139)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those previously discussed above in the section entitled "Risk Factors." We report results on a fiscal year ending June 30.

  Overview

        We are a leading provider of disk-based storage systems designed for the long-term storage of digital information. Our solutions help organizations overcome the challenges they face storing and accessing growing amounts of fixed content over longer periods of time. We began commercial shipments of storage systems based on ATA disk drives in 2000. In October 2004, we commercially released our disk-based RAID storage systems. We have transitioned a substantial majority of our revenue from ATA-based storage systems to SATA and SAS-based RAID storage systems.

        Our current product portfolio consists of both standalone RAID storage systems and intelligent archival systems based on our SATA and SAS RAID technology. We currently offer two lines of SATA RAID storage systems, the SATABeast and SATABoy and two lines of SAS RAID storage systems, the SASBoy and SASBeast, which offer different capacities of disk-based storage. In February 2006, we commercially released Assureon, our fully-integrated disk-based archiving system. Assureon integrates our SATA and SAS RAID storage technology with our archival software.

        We sell our products primarily through channel partners, including resellers, OEMs and systems integrators, to organizations across all industries, including small, medium and large companies and public institutions. We believe our channel strategy allows us to reach a larger number of prospective customers more effectively than if we were to sell directly. Our internal sales and marketing personnel support these channel partners in their selling efforts. Our channel partners generally perform installation and implementation services for the organizations that use our systems. We typically provide ongoing customer support, although we typically rely on third parties to provide on-site support services.

  Acquisitions

        In September 2001, we acquired all of the outstanding shares of Springtek Limited, a developer of RAID technology, for a purchase price of $361,000, comprised of cash consideration of $308,000 and 189,750 shares of our common stock.

        In March 2005, we acquired AESign Evertrust Inc., or Evertrust, a Canadian developer of digital archiving software, for approximately $5.0 million, comprised of cash consideration of approximately $1.3 million, acquisition costs of $316,000, 2,109,638 shares of our common stock and 3,592,086 shares of exchangeable stock of our wholly owned Canadian subsidiary, which are exchangeable for an equivalent number of shares of our common stock. As part of the acquisition, we acquired intangible assets consisting of an assembled workforce, covenants not to compete and in-process research and development. At the time of the acquisition, Evertrust was in the start-up phase of its operations and had not generated revenue. Accordingly, we accounted for the purchase of Evertrust as an asset acquisition, and in fiscal 2005, we wrote off the in-process research and development of approximately $4.0 million.

        In addition, in November 2007, we issued to the sellers of Evertrust an additional 753,442 shares of our common stock and 1,282,888 shares of exchangeable stock. This additional consideration, valued at $1.3 million, was recorded as general and administrative expense in our consolidated statement of operations for the six months ended December 31, 2007.

  Sources of Revenue

        Revenue primarily consists of sales of our storage systems, net of allowances for returns. We also derive revenue from support services, although historically, support revenue has accounted for less than 10% of our revenue. Channel partners buy our products directly from us, and then sell the products to their end customers, either as a stand-alone product or as part of a larger system implementation. In fiscal 2006, one customer accounted for 10% of our revenue. In fiscal 2007 and 2008 and the six months ended December 31, 2007 and 2008, no single customer accounted for greater than 10% of our revenue. Our top 10 customers accounted for 38%, 32%, 33% and 33% of our revenue in fiscal 2006, 2007, 2008 and the six months ended December 31, 2008, respectively. Revenue from customers outside the United States was approximately 29%, 29%, 33% and 37% of our revenue in fiscal 2006, 2007 and 2008, and the six months ended December 31, 2008, respectively.

        Our future revenue will depend significantly on the continued increases in sales of our RAID products and our more recently-introduced Assureon product. We anticipate that sales of our RAID products will continue to constitute a substantial majority of our revenue for the near term. Our future growth also depends on our ability to develop and introduce new products and enhancements to our existing products in response to market trends, changing customer requirements and market acceptance of those products.

  Cost of Revenue and Gross Margin

        Cost of revenue consists primarily of the costs of components we purchase from our contract manufacturers and suppliers, personnel costs, depreciation, facilities and other overhead expenses, freight, warranty costs and provision for excess inventory. Prior to September 2006, cost of revenue also included amortization of intangibles from our acquisition of Springtek in 2001.

        In general, gross margin on our Assureon product is greater than gross margin on our other products. However, our gross margin is primarily affected by our ability to reduce hardware component costs faster than the decline in average product prices, which has been a trend in our industry. We will need to monitor and manage these factors successfully in order to increase gross margins and our profitability.

  Operating Expenses

        Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. Our operating expenses have increased in recent periods. This growth has primarily been driven by increased stock-based compensation expenses, increased headcount in research and development and sales and marketing, and increased costs associated with preparing to be a public company. We expect to incur additional general and administrative expenses as a public company. In addition, we expect to incur additional cash and non-cash sales and marketing and general and administrative expense in the quarter in which our initial public offering is completed as a result of the issuance of the IPO Bonus Shares to certain of our executive officers, including payment of applicable withholding taxes. Based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, we expect the sales and marketing expense and the general and administrative expense related to the IPO Bonus Shares to be approximately $              million and $              million, respectively, in the quarter in which they are issued. See note 4 to our consolidated financial statements.

        Research and development.    Research and development expenses primarily consist of personnel costs, including stock-based compensation, and to a lesser extent, development costs, such as outside engineering costs, prototype costs and test equipment, depreciation, and facilities and other overhead expenses. Research and development expenses are recognized when incurred. We intend to continue to invest in research and development efforts because we believe they are essential to maintaining and improving our competitive position. Accordingly, we expect research and development expenses will increase in absolute dollars.

        Sales and marketing.    Sales and marketing expenses primarily consist of personnel costs, including stock-based compensation, sales commissions, travel, advertising, cooperative advertising, and marketing expenses, trade shows, and to a lesser extent, professional services fees, facilities and other overhead expenses. Sales and marketing has historically been our largest operating expense category. We plan to continue investing in development of our sales channel by increasing the number of sales and channel support personnel. We also plan to continue investing in our domestic and international marketing activities to help build brand awareness and create sales leads for our channel partners. We expect that sales and marketing expenses will increase in absolute dollars and remain our largest operating expense category.

        General and administrative.    General and administrative expenses primarily consist of personnel costs for our finance, executive and human resources functions, including stock-based compensation, professional fees for legal, accounting, tax, compliance and information systems, and to a lesser extent, travel, depreciation, facilities and other overhead expenses, and allowance for bad debts. General and administrative expenses also included amortization of intangible assets, primarily those we acquired in our acquisition of Evertrust. As of June 30, 2008, these intangible assets were fully amortized. We have incurred, and we expect to continue to incur, significant additional accounting, legal and compliance costs as well as additional insurance, investor relations and other costs associated with being a public company and as we grow our company.

        Write-off of delayed public offering costs.    As of June 30, 2008, we had incurred $3.4 million of costs directly attributable to the planned public offering. These costs were being deferred until the completion of the offering. In the quarter ended June 30, 2008, these costs have been charged to operations due to a postponement of the offering process as a result of overall market conditions. This charge was taken in accordance with SEC Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed. We maintain our readiness to complete an initial public offering, and we believe this postponement is temporary.

  Other Income (Expense)

        Other income (expense) primarily consists of interest expense, derivative gains and losses, foreign currency transaction gains and losses, other income and net losses on the extinguishment or modification of debt.

  Income Taxes

        Through fiscal 2008, income tax benefit results from foreign research and development tax credits related to our development activities in the United Kingdom and Canada. We realized these tax credits in cash. In the six months ended December 31, 2008, we recorded income tax expense primarily due to the depletion of net operating loss carryforwards in the United Kingdom and the suspension of net operating loss carryforwards in the State of California expected for the full fiscal year ending June 30, 2009.

        As of June 30, 2008, we had net operating loss carryforwards for federal, California, and foreign income tax purposes of $5.4 million, $3.3 million, and $6.6 million, respectively, which are available to offset future taxable income, if any. Realization of deferred tax assets depends upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have offset all net deferred tax assets by a valuation allowance. If not utilized, our federal net operating loss and tax credit carryforwards will begin to expire in fiscal 2021, and our foreign net operating losses will begin to expire in fiscal 2011. Deductions related to our state net operating loss carryforwards, which begin to expire in fiscal 2012, have been suspended until fiscal 2011. Our state tax credit carryforwards will carry forward indefinitely if not utilized. While not currently subject to annual limitation, the utilization of these carryforwards may become subject to annual limitation because of provisions in the Internal Revenue Code of 1986, as amended, that are applicable if we experience an "ownership change," which may occur, for example, as the result of this offering or other issuances of stock.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

        We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

  •
  Revenue recognition;

  •
  Stock-based compensation;

  •
  Valuation of common stock;

  •
  Warranty reserve;

  •
  Inventory valuation; and

  •
  Allowance for doubtful accounts.

        If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See the section of this prospectus entitled "Risk Factors" for certain matters that may affect our future financial condition or results of operations.

Revenue Recognition

        We derive revenue principally from sales of hardware systems and software systems. We sell our products primarily through channel partners including resellers, OEMs and systems integrators. We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is reasonably assured. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. Our agreements generally do not include acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions have been met. We establish a reserve for sales returns based on historical experience. We assess the ability to collect from channel partners based on a number of factors, including creditworthiness and past transaction history. If the channel partner is not deemed creditworthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges are generally paid by our channel partners. However, shipping charges, when billed to channel partners, are recorded as revenue and the related shipping costs are included in cost of revenue.

        We monitor and analyze the accuracy of sales returns estimates by reviewing actual returns and adjusting the reserves for future expectations to determine the adequacy of our current and future reserves. If actual future returns and allowances differ from past experience and expectations, additional allowances may be required.

        We have arrangements with our channel partners to reimburse them for cooperative marketing costs meeting specified criteria. In accordance with Emerging Issues Task Force, or EITF, Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products), we record the reimbursements to the channel partners meeting specified criteria in sales and marketing expense. We record as a reduction of revenue those marketing costs not meeting these criteria.

        Hardware Systems Sales.    Hardware systems sales primarily consist of the sales of our RAID storage products, including our SATABeast and SASBeast and SATABoy and SASBoy lines of products, and in earlier periods, our ATA storage products. Software is incidental to the functionality of these products. Accordingly, we apply the provisions of Staff Accounting Bulletin, or SAB No. 104, Revenue Recognition, and all related interpretations.

        Hardware system sales may also include sales of premium and extended warranties. For multiple element arrangements that include hardware systems and premium and extended warranties, we recognize revenue in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. We have determined that we have objective and reliable evidence of fair value, in accordance with EITF 00-21, to allocate revenue separately to hardware and hardware warranties. Accordingly, revenue for hardware components is generally recognized upon shipment, which is when the risk of loss is transferred to the buyer. In accordance with Financial Accounting Standards Board, or FASB, Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, we recognize revenue relating to our premium and extended hardware warranties ratably over the premium and extended warranty period, which is generally one to three years.

        Software Systems Sales.    Software systems sales consist of the sales of our Assureon product where software has been determined to be essential to the functionality of the product. Accordingly, we account for revenue from Assureon in accordance with the American Institute of Certified Public Accountant's Statement of Position No. 97-2, Software Revenue Recognition, or SOP 97-2, and all related amendments and interpretations.

        Our software systems sales are comprised of multiple elements, which include hardware, software and software support. Software support includes telephone support, bug fixes, and unspecified software upgrades and enhancements, on a when-and-if available basis, over the term of the support period. Software support is considered post-contract customer support (PCS) under SOP 97-2. Prior to the fourth quarter of fiscal 2008, we did not have vendor-specific objective evidence (VSOE) of fair value for our PCS. Accordingly, in these instances, we recognized all of the revenue elements from software systems sales ratably over the support period, which is typically one year. Effective in the fourth quarter of fiscal 2008, we established VSOE of fair value for PCS on certain arrangements based on a stated renewal rate for PCS services which we determined are substantive, and in these instances we allocated revenue to the delivered elements using the residual method.

Stock-Based Compensation

        Prior to July 1, 2006, we accounted for stock option grants in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. Under APB 25, compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of our common stock and the option exercise price) at the grant date and is amortized ratably over the option's vesting period.

        Effective July 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, using the prospective transition method, which requires us to apply its provisions only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning July 1, 2006 is based on (1) the grant-date fair value of stock option awards granted or modified beginning July 1, 2006 and (2) the balance of deferred stock-based compensation related to stock option awards granted prior to July 1, 2006, which was calculated using the intrinsic-value method as previously permitted under APB 25. We recognize stock-based compensation expense on a straight-line basis over the awards' expected vesting terms. We estimated the grant date fair value of stock-based awards under the provisions of SFAS 123R using the Black-Scholes option valuation model with the following weighted average assumptions:

	Year Ended June 30,		Six Months Ended December 31,
	2007	2008	2007	2008
Expected life (years)	6.0	6.1	6.0	6.0
Risk-free interest rate	4.8%	4.0%	4.3%	1.9%
Expected volatility	55.1%	50.8	52.4%	47.7%
Expected dividend yield	—	—	—	—

Valuation of Common Stock

        Given the absence of an active market for our common stock prior to this offering, our board of directors determined the fair value of our common stock in connection with our grant of options and stock awards. In periods prior to June 30, 2007, our board of directors made such determinations based on valuation criteria and analyses, the business, financial and venture capital experience of the individual directors, and input from management.

        In connection with the preparation of our financial statements in anticipation of a potential initial public offering, valuations were performed to estimate the fair value of our common stock for financial reporting purposes through the use of contemporaneous valuations of our common stock commencing at June 30, 2007.

        Determining the fair value of our common stock requires making complex and subjective judgments. In estimating the fair value of our common stock on a quarterly basis commencing June 30, 2007, we employed a two-step approach that first estimated the fair value of Nexsan as a whole, and then allocated the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

        We utilized an income approach and two market approaches to estimate our enterprise value. The income approach consisted of the discounted cash flow method which involved applying appropriate discount rates to estimated future cash flows that are based on forecasts of revenue and costs. These cash flow estimates were consistent with the plans and estimates that management used to manage the business. There is inherent uncertainty in making these estimates. The risks associated with achieving the forecasts were assessed in selecting the appropriate discount rates which ranged from 16.0% to 23.0%. If different discount rates had been used, the valuations would have been different. The market approaches that we used were a comparable public company analysis and a comparable acquisition analysis. Based on the three approaches, we arrived at a high and low range for the total equity value of Nexsan and concluded on the average of the three as the estimated enterprise value.

        We then utilized the option pricing method to allocate the total equity value to the various securities that comprised our capital structure. Application of this method involved making estimates of the anticipated timing of a potential liquidity event such as a sale of Nexsan or an initial public offering, or IPO. The anticipated timing and likelihood of each scenario was based on the plans of our board of directors and management as of the respective valuation date. Under each scenario, the enterprise value of Nexsan was allocated to preferred and common shares using the option pricing method under which values are assigned to each class of our preferred stock and the common stock is viewed as an option on the remaining equity value. The options were then valued using the Black-Scholes option pricing model which required estimates of the volatility of our equity securities. Estimating volatility of the share price of a privately held company is complex because there is no readily available market price for the shares. The volatility of the stock was based on available information on volatility of stocks of publicly traded companies in the industry. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different. The option pricing method resulted in an estimated fair value per share of our common stock that was reduced for lack of marketability by a discount which ranged from 10.0% to 12.5% in the valuations. The discounts for lack of marketability at each valuation date were determined by considering restricted stock and studies of pre-IPO company valuations.

        For the quarter ended December 31, 2007, stock-based compensation expense also included a $1.3 million non-recurring charge related to the issuance of stock to former shareholders of Evertrust in consideration of certain employees' contributions to the combined operations subsequent to the acquisition.

        The following table sets forth certain information regarding our stock option grants commencing July 1, 2006 through April 30, 2009:

Grant Date	Shares Subject to Options Granted	Exercise Price Per Share	Fair Market Value Per Share	Intrinsic Value Per Share
September 2006	122,178	$0.61	$0.40	$—
January 2007	40,000	0.61	0.36	—
April 2007	520,000	0.61	0.36	—
June 2007	382,965	0.61	0.51	—
September 2007	852,965	0.61	0.62	0.01
October 2007	100,000	0.65	0.65	—
November 2007	20,000	0.66	0.66	—
December 2007	80,000	0.66	0.67	0.01
January 2008(1)	3,700,000	0.87	0.67	—
April 2008	415,000	0.72	0.72	—
September 2008	816,282	0.71	0.67	—
October 2008	2,144,584	0.66	0.65	—
December 2008	2,909,372	0.66	0.63	—
February 2009	506,810	0.62	0.62	—
April 2009	358,810	0.62	0.62	—
(1)
The exercise price per share compounds annually at a rate of 3.23%.

        As of December 31, 2008, based on an assumed initial public offering price per share of $         , the aggregate intrinsic value of outstanding unvested and vested stock options was $         and $         , respectively. In addition, as of December 31, 2008, we had approximately $1.9 million of total unrecognized compensation costs related to unvested stock-based compensation arrangements.

Warranty Reserve

        We provide basic limited warranties for our hardware products. For our hardware systems, the warranty period generally covers three years from the date of purchase. For our Assureon system, the warranty period typically covers one year from the date of purchase. Warranty reserves are recorded when we recognize revenue and are reflected in cost of revenue. Our estimate of product warranty liability involves many factors, including the number of units shipped, the warranties provided by contract manufacturers or suppliers, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of the recorded product warranty liability and adjust the amounts as necessary. We classify the portion of the product warranty liability that we expect to incur in the next 12 months as a current liability. We classify the portion of the product warranty liability that we expect to incur more than 12 months in the future as a long-term liability.

Inventory Valuation Reserve

        Inventories include material and related manufacturing overhead and are stated at the lower of cost or market value, with cost being determined under the average-cost method. Inventory valuation reserves are reflected in cost of revenue and are established to reduce the carrying amounts of our inventories to their net realizable values. Inventory valuation reserves are based on estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of revenue in the period in which the reserves are taken. Once a reserve is established, it is maintained until the related inventory is sold or scrapped.

Allowance for Doubtful Accounts

        We review our allowance for doubtful accounts on an ongoing basis by assessing individual accounts receivable. Risk assessment for these accounts includes historical collections experience with the specific account and with our similarly-situated accounts coupled with other related credit factors that may evidence a risk of default and loss to us. Accordingly, the amount of this allowance will fluctuate based upon changes in revenue levels, collection of specific balances in accounts receivable and estimated changes in channel partner credit quality or likelihood of collection. If the financial condition of our channel partners were to deteriorate, resulting in their inability to make payments, additional allowances may be required. The allowance for doubtful accounts represents management's best estimate, but changes in circumstances, including unforeseen declines in market conditions and collection rates, may result in additional allowances in the future or reductions in allowances due to future recoveries.

Results of Operations

        The following table sets forth selected consolidated statements of operations data as a percentage of revenue for each of the periods indicated:

	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
Revenue	100%	100%	100%	100%	100%
Cost of revenue	81	72	65	68	58

Gross profit	19	28	35	32	42
Operating expenses:
Research and development	9	8	9	9	8
Sales and marketing	14	16	17	17	17
General and administrative	8	6	10	12	9
Write-off of delayed public offering costs	—	—	5	—	—

Total operating expenses	31	30	41	38	34

Income (loss) from operations	(12)	(2)	(6)	(5)	9
Other income (expense), net	(2)	(4)	(3)	(3)	2

Income (loss) before income taxes	(14)	(6)	(9)	(8)	10
Income tax benefit (expense)	1	0	0	0	(1)

Net income (loss)	(13)%	(6)%	(9)%	(8)%	9%

Due to rounding to the nearest percent, totals may not equal the sum of the line items in the table above.

Six Months Ended December 31, 2008 Compared to Six Months Ended December 31, 2007

        Revenue.    Revenue increased $2.5 million, or 8%, to $32.5 million for the six months ended December 31, 2008, compared to $30.0 million for the six months ended December 31, 2007. Of this increase, $1.7 million was due to increased sales of our products to new customers and $800,000 was due to increased sales to our existing customers. The $2.5 million increase in revenues was due to increased unit sales of our SATA products and the introduction of our SAS products.

        Cost of revenue and gross profit.    Cost of revenue decreased $1.5 million, or 7%, to $18.8 million for the six months ended December 31, 2008, compared to $20.4 million for the six months ended December 31, 2007. The decrease was primarily the result of lower material costs.

        Gross profit increased $4.0 million, or 41%, to $13.7 million for the six months ended December 31, 2008, compared to $9.7 million for the six months ended December 31, 2007. Gross profit as a percentage of revenue improved to 42% for the six months ended December 31, 2008 compared to 32% for the six months ended December 31, 2007. The increase was primarily the result of lower material costs.

  Operating Expenses

        Research and development.    Research and development expense remained constant in absolute dollars at $2.6 million for each of the six months ended December 31, 2008 and 2007. These expenses represented 8% and 9% of revenue in the respective periods.

        Sales and marketing.    Sales and marketing expense increased approximately $264,000, or 5%, to $5.5 million for the six months ended December 31, 2008, compared to $5.2 million for the six months ended December 31, 2007. These expenses represented 17% of revenue in each period. The increase was primarily due to a $548,000 increase in commissions paid to third-party sales representatives, a $529,000 increase in compensation for sales and marketing personnel, primarily due to an increase in personnel and higher commissions resulting from the increase in sales, and a $73,000 increase in advertising and marketing expenses as a result of increased strategic marketing development activities. These expenses were partially offset by an $883,000 decrease in stock-based compensation expense, primarily due to the remeasurement of liabilities for certain stock awards and a $75,000 decrease in professional fees.

        General and administrative.    General and administrative expense decreased $721,000, or 20%, to $2.8 million for the six months ended December 31, 2008, compared to $3.5 million for the six months ended December 31, 2007. These expenses represented 9% and 12% of revenue, respectively, in those periods. The decrease was primarily due to lower stock-based compensation expense of $1.6 million, primarily due to $1.3 million of expense in connection with the non-recurring issuance of additional shares of stock in November 2007 to the former shareholders of Evertrust in consideration of certain employees' contributions to the combined operations subsequent to the acquisition. This decrease was partially offset by an increase of $320,000 in professional services fees, primarily legal and accounting, a $273,000 increase in bad debt expense from uncollectable accounts and a $169,000 increase in compensation costs due to an increase in personnel.

        Other income (expense).    Other income, net, was $499,000 for the six months ended December 31, 2008, compared to other expense, net, of $777,000 for the six months ended December 31, 2007, a change of $1.3 million. For the six months ended December 31, 2008, net foreign currency transaction gains were $880,000, related to fluctuations in the exchange rates between the pound sterling and the U.S. dollar and between the Canadian dollar and the U.S. dollar; other income was $221,000, primarily due to changes in the valuation of the derivative liability related to the convertible bridge debt, and interest expense was $602,000, primarily related to interest on the convertible bridge debt. For the six months ended December 31, 2007, foreign currency transaction gains were $322,000, primarily related to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar; other income was $261,000, primarily due to interest earned on excess cash invested in money market accounts, interest expense was $1.2 million, and a loss of $197,000 was realized on extinguishment and modification of debt.

        Interest expense, included in other income (expense), net, decreased $561,000, or 48% to $602,000 for the six months ended December 31, 2008 compared to $1.2 million for the six months ended December 31, 2007. The decrease was primarily attributable to a reduction in the amortization of the loan discount related to the convertible bridge debt.

Fiscal 2008 Compared to Fiscal 2007

        Revenue.    Revenue increased $12.9 million, or 26%, to $62.7 million for fiscal 2008 compared to $49.8 million for fiscal 2007. Of this increase, $7.1 million was due to increased sales of our products to new customers and $5.8 million was due to increased sales to our existing customers. The majority of the $12.9 million increase was due to increased unit sales of our SATA products, primarily the SATABeast, and to a lesser extent, an increase in the number of units sold of our Assureon product.

        Cost of revenue and gross profit.    Cost of revenue increased $5.0 million, or 14%, to $40.8 million for fiscal 2008, compared to $35.8 million for fiscal 2007. The increase was primarily due to the increase in units sold.

        Gross profit increased $7.9 million, or 56%, to $21.9 million for fiscal 2008, compared to $14.0 million for fiscal 2007. Gross profit as a percentage of revenue improved to 35% for fiscal 2008 compared to 28% for fiscal 2007. Of the 7% increase in gross profit as a percentage of revenue, 5% was the result of an increase in sales of our higher margin products, primarily the SATABeast, and 2% was the result of improved leveraging of our operations and customer support costs over a higher revenue base.

  Operating Expenses

        Research and development.    Research and development expense increased $1.4 million, or 36%, to $5.4 million for fiscal 2008, compared to $3.9 million for fiscal 2007. These expenses represented 9% and 8% of revenue for fiscal 2008 and fiscal 2007, respectively. Compensation for research and development employees accounted for approximately $1.3 million of the increase, primarily as a result of an increase in headcount in fiscal 2008.

        Sales and marketing.    Sales and marketing expense increased $2.4 million, or 30%, to $10.4 million for fiscal 2008, compared to $8.1 million for fiscal 2007. These expenses represented 17% and 16% of revenue for fiscal 2008 and 2007, respectively. This increase was primarily due to a $1.4 million increase in compensation for sales and marketing personnel, primarily due to an increase in personnel and higher commissions resulting from the increase in sales, a $510,000 increase in commissions paid to third-party sales representatives, a $355,000 increase in marketing expenses related to trade shows, advertising, and general marketing programs as a result of increased strategic marketing development activities, and a $273,000 increase in stock-based compensation expense, primarily due to the grant of fully-vested options in consideration of the cancellation of certain restricted shares, partially offset by a $386,000 charge in fiscal 2007 related to a consulting agreement with a former executive officer.

        General and administrative.    General and administrative expense increased $3.2 million, or 102%, to $6.3 million for fiscal 2008, compared to $3.1 million for fiscal 2007. These expenses represented 10% and 6% of revenue in fiscal 2008 and fiscal 2007, respectively. The increase was primarily due to a $2.1 million increase in stock-based compensation expense, a $1.0 million increase in professional fees, primarily legal and accounting, and a $340,000 increase in compensation for new and existing personnel, partially offset by a $401,000 decrease in the amortization of intangible assets from the acquisition of Evertrust as the intangibles were fully amortized by the end of fiscal 2007. The increase in the stock-based compensation for the period was primarily due to $1.3 million of expense in connection with the non-recurring issuance of additional shares of stock in November 2007 to the former shareholders of Evertrust in consideration of certain employees' contributions to the combined operations subsequent to the acquisition and $615,000 due to the grant of fully-vested options in consideration of the cancellation of certain restricted shares.

        Write-off of delayed public offering costs.    On April 25, 2008, we filed a registration statement with the SEC related to a proposed initial public offering. As of June 30, 2008, we had incurred $3.4 million of costs directly attributable to the planned initial public offering. These costs were being deferred until the completion of the offering. In the quarter ended June 30, 2008, these costs have been charged to expense due to a postponement of the offering process as a result of overall market conditions. This charge was taken in accordance with SEC Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed. We maintain our readiness to complete an initial public offering, and we believe that this postponement is temporary.

        Other income (expense).    Other expense, net, decreased $344,000, or 16%, to $1.7 million for fiscal 2008, and consisted of $2.0 million of interest expense and a $197,000 loss on the extinguishment and modification of debt, partially offset by $303,000 of other income, primarily due to interest earned on excess cash invested in money market accounts, and net foreign currency transaction gains of $166,000. Other expense, net, was $2.1 million for fiscal 2007, consisting of $1.5 million of interest expense, a $1.1 million loss on the extinguishment and modification of debt, $870,000 of other income, primarily due to the revaluation of the derivative liability related to outstanding convertible notes, and net foreign currency transaction losses of $449,000, due to weakness in the U.S. dollar relative to the local currencies in which expenses for our international operations are denominated.

        Interest expense included in other income (expense), net, increased $565,000, or 39%, to $2.0 million for fiscal 2008 compared to $1.5 million for fiscal 2007. The increase was attributable to the amortization of the beneficial conversion feature related to the convertible bridge debt.

Fiscal 2007 Compared to Fiscal 2006

        Revenue.    Revenue increased $7.0 million, or 16%, to $49.8 million for fiscal 2007, compared to $42.8 million for fiscal 2006. This increase was primarily due to increased unit sales of our SATA RAID products due to increased market acceptance of our SATA products, and to a lesser extent, an increase in the number of units sold of our Assureon product, which we commercially released in the third quarter of fiscal 2006.

        Cost of revenue and gross profit.    Cost of revenue increased $1.1 million, or 3%, to $35.8 million for fiscal 2007, compared to $34.6 million for fiscal 2006. The increase was primarily due to the increase in units sold.

        Gross profit increased $5.8 million, or 72%, to $14.0 million for fiscal 2007, compared to $8.2 million for fiscal 2006. Gross profit as a percentage of revenue improved to 28% for fiscal 2007 compared to 19% for fiscal 2006. The increase in gross profit was primarily due to increased sales of our higher margin products. In addition, gross profit as a percentage of revenue in fiscal 2006 was negatively impacted by a write-down of approximately $1.0 million of excess obsolete inventory, primarily consisting of inventory related to our legacy ATA products.

  Operating Expenses

        Research and development.    Research and development expense remained constant in absolute dollars at $3.9 million for each of fiscal 2007 and fiscal 2006. These expenses represented 8% and 9% of revenue for fiscal 2007 and fiscal 2006, respectively.

        Sales and marketing.    Sales and marketing expense increased $2.2 million, or 37%, to $8.1 million for fiscal 2007 compared to $5.9 million for fiscal 2006. These expenses represented 16% and 14% of revenue for fiscal 2007 and fiscal 2006, respectively. This increase was primarily due to a $1.3 million increase in stock-based compensation expense, a $386,000 fee payable under a consulting agreement with a former executive officer that has terminated, and a $302,000 increase in marketing expenses related to trade shows, advertising and general marketing programs as a result of increased strategic marketing development activities.

        General and administrative.    General and administrative expense decreased approximately $432,000, or 12%, to $3.1 million for fiscal 2007, compared to $3.5 million for fiscal 2006. These expenses represented 6% and 8% of revenue, in fiscal 2007 and fiscal 2006, respectively. The decrease in absolute dollars was primarily due to a $404,000 decrease in compensation expense as a result of the departure of certain executive officers and a $129,000 decrease in the amortization of intangible assets acquired in our Evertrust acquisition, partially offset by a $270,000 increase in stock-based compensation expense and a $166,000 decrease in fees to an entity affiliated with one of our directors for consulting services, as the consulting agreement expired in early 2006.

        Other income (expense).    Other expense, net, increased approximately $1.1 million, or 107%, to $2.1 million for fiscal 2007, consisting of $870,000 of other income due to the revaluation of the derivative liability related to outstanding convertible notes, offset by foreign currency transaction losses of $449,000 due to weakness in the U.S. dollar relative to the local currencies in which expenses for our international operations are denominated, interest expense of $1.5 million and a $1.1 million loss related to an extinguishment and modification of debt. Other expense, net, was $1.0 million for fiscal 2006, consisting of interest expense of $799,000 and foreign currency transaction losses of $227,000 due to weakness in the U.S. dollar relative to the local currencies in which expenses for our international operations are denominated.

        Interest expense included in other expense increased $654,000, or 82%, to $1.5 million for fiscal 2007 compared to $799,000 for fiscal 2006. The increase was attributable to increased borrowings during fiscal 2007.

Quarterly Results of Operations

        The following table sets forth our unaudited quarterly consolidated statement of operations data in dollars and as a percentage of revenue for each of our last six quarters in the period ended December 31, 2008. The quarterly data presented below has been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, which consist of only normal recurring adjustments, that management considers necessary for the fair presentation of this information. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations may fluctuate in the future due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full fiscal year or any future period.

	Three Months Ended
	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008
	(unaudited, in thousands)
Revenue	$14,231	$15,813	$16,711	$15,921	$16,342	$16,156
Cost of revenue(1)	9,772	10,579	10,743	9,660	9,814	9,026

Gross profit	4,459	5,234	5,968	6,261	6,528	7,130
Operating expenses:
Research and development(1)	1,248	1,314	1,370	1,432	1,295	1,298
Sales and marketing(1)	2,742	2,489	2,941	2,272	2,538	2,957
General and administrative(1)	1,059	2,466	1,610	1,154	1,733	1,071
Write-off of delayed public offering costs	—	—	—	3,447	—	—

Total operating expenses	5,049	6,269	5,921	8,305	5,566	5,326

Income (loss) from operations	(590)	(1,035)	47	(2,044)	962	1,804
Other income (expense), net	(427)	(350)	(965)	(4)	62	437

Income (loss) before income taxes	(1,017)	(1,385)	(918)	(2,048)	1,024	2,241
Income tax benefit (expense)	38	43	(93)	47	(134)	(291)

Net income (loss)	$(979)	$(1,342)	$(1,011)	$(2,001)	$890	$1,950

(1)
Includes stock-based compensation expense (credit) as follows:
	Three Months Ended
	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008
	(unaudited, in thousands)
Cost of revenue	$6	$9	$(1)	$2	$0	$1
Research and development	56	14	27	6	(20)	(5)
Sales and marketing	468	151	467	13	(179)	(85)
General and administrative	145	1,392	690	28	(32)	14

Total stock-based compensation expense (credit)	$675	$1,566	$1,183	$49	$(231)	$(75)

	As a Percentage of Revenue Three Months Ended
	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008
	(unaudited)
Revenue	100%	100%	100%	100%	100%	100%
Cost of revenue	69	67	64	61	60	56

Gross profit	31	33	36	39	40	44
Operating expenses:
Research and development	9	8	8	9	8	8
Sales and marketing	19	16	18	14	16	18
General and administrative	7	16	10	7	11	7
Write-off of delayed public offering costs	—	—	—	22	—	—

Total operating expenses	35	40	35	52	34	33
Income (loss) from operations	(4)	(7)	0	(13)	6	11
Other income (expense), net	(3)	(2)	(6)	0	0	3

Income (loss) before income taxes	(7)	(9)	(5)	(13)	6	14
Income tax benefit (expense)	0	0	(1)	0	(1)	(2)

Net income (loss)	(7)%	(8)%	(6)%	(13)%	5%	12%

Due to rounding to the nearest percent, totals may not equal the sum of the line items in the above table.

        Revenue and gross profit have generally increased over the time period except for revenue for the quarters ended June 30, 2008 and December 31, 2008 where revenue decreased 5% and 1%, respectively. Research and development expenses have remained relatively constant during the periods presented. Sales and marketing expenses increased in the quarter ended March 31, 2008 due to increased stock-based compensation expense and increased sales levels, and in the quarter ended December 31, 2008 due to an increase in sales personnel. General and administrative expenses increased in the quarter ended December 31, 2007 due to the non-recurring stock issuance to the former shareholders of Evertrust in consideration of certain employees' contributions to the combined operations subsequent to the acquisition; the quarter ended March 31, 2008 included stock-based compensation due to the grant of fully-vested options in consideration of the cancellation of certain restricted shares, and the quarter ended September 30, 2008 included bad debt expense related to uncollectable accounts. In the quarter ended June 30, 2008, $3.4 million of costs directly attributable to a planned public offering were written off due to the postponement of the offering process. Other income (expense), net, was impacted by foreign currency transaction losses in the quarter ended March 31, 2008 and foreign currency transaction gains in the quarter ended December 31, 2008.

Liquidity and Capital Resources

        As of December 31, 2008, our principal sources of liquidity consisted of cash and cash equivalents of $8.1 million and accounts receivable, net, of $11.2 million. We have historically funded our operations primarily through private sales of common stock and preferred stock (approximately $38.3 million in the aggregate) and proceeds from lines of credit and notes payable, and more recently through cash generated from operations.

        Our principal uses of cash historically have consisted of the purchase of inventory, payroll and other operating expenses related to the development of new products and purchases of property and equipment.

        We have a $3.5 million revolving credit line, which has a borrowing base equal to 80% of eligible accounts receivable. Interest will accrue on any outstanding borrowings at a rate equal to the prime rate plus 0.25% per annum. Borrowings under this agreement are secured by certain assets, primarily cash, accounts receivable and inventory. The agreement also contains financial covenants requiring us to maintain specified minimum liquidity amounts. As of December 31, 2008, we had no borrowings under this agreement. This agreement expires on July 31, 2009.

        We believe that our cash and cash equivalents at December 31, 2008, together with cash flows from our operations, will be sufficient to fund our operating requirements for at least 12 months. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products and acquisition and licensing activities. We may enter into agreements relating to potential investments in, or acquisitions of, complementary businesses or technologies in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

        The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(5,585)	$1,840	$2,591	$3,916	$(79)
Net cash provided by (used in) investing activities	(1,055)	(1,078)	(1,407)	(787)	201
Net cash provided by (used in) financing activities	5,801	8,584	(2,600)	(2,600)	12

Cash flows from operating activities

        Our cash flows from operating activities are significantly influenced by our cash expenditures to support the growth of our business as we invest in areas such as research and development, sales and marketing and administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, vendor accounts payable and other current assets and liabilities. We procure inventory from our contract manufacturers and suppliers and typically pay them in 30 to 60 days.

        Net cash used in operating activities was $79,000 for the six months ended December 31, 2008 compared to net cash provided by operating activities of $3.9 million for the six months ended December 31, 2007. The primary sources of cash consisted of $2.8 million from net income in the period and $1.2 million associated with a reduction of inventories. The primary uses of cash consisted of an increase in trade accounts receivable, net, of $2.5 million due to the timing of sales, a reduction of accounts payable of $952,000, primarily due to the timing of inventory purchases, and a reduction of deferred revenue balances of $802,000, primarily due to the revenue recognition related to our Assureon business. Net cash provided by operating activities for the six months ended December 31, 2007 consisted of net losses of $2.3 million offset by non-cash adjustments consisting of $2.2 million for stock-based compensation expense, primarily due to $1.3 million of expense resulting from the non-recurring issuance of additional shares of stock in November 2007 to the former shareholders of Evertrust with the remaining amount resulting from the increase in the valuation of our common stock, $849,000 of amortization of discounts related to notes payable, and $597,000 of depreciation and amortization expense. Changes in operating assets and liabilities resulted in a net source of cash of $2.4 million, primarily consisting of an increase in accounts payable of $4.1 million primarily attributable to timing of inventory purchases required to support our business growth, and an increase in accrued expenses of $1.1 million, offset by an increase in trade accounts receivable, net, of $1.3 million due to the timing of sales, and an increase in inventories of $1.1 million due to the timing of inventory purchases.

        Net cash provided by (used in) operating activities was $2.6 million, $1.8 million, and ($5.6) million for fiscal 2008, 2007 and 2006, respectively. Net cash provided by operating activities in fiscal 2008 primarily consisted of a net loss of $5.3 million, largely impacted by the write-off of suspended public offering costs of $3.4 million, offset by non-cash adjustments consisting of $3.5 million for stock-based compensation expense, $1.5 million of gain on revaluation of note conversion features, and $1.1 million of depreciation and amortization expense. Changes in operating assets and liabilities in fiscal 2008 resulted in a net source of cash of $1.7 million, primarily consisting of an increase in accounts payable of $3.9 million due to the timing of inventory purchases, an increase in accrued expenses of $1.7 million due to higher interest, marketing and selling-related accruals, and an increase in deferred revenue of $1.0 million, primarily on our Assureon business, offset by an increase in accounts receivable of $3.1 million associated with the timing of sales within the quarter, and an increase in inventories of $1.6 million due to the timing of purchases. Net cash used in operating activities in fiscal 2007 primarily consisted of net losses of $3.0 million, offset by non-cash adjustments consisting primarily of depreciation and amortization expense of $1.9 million, a $1.1 million loss on extinguishment and modification of debt, and $986,000 of stock-based compensation expense. Changes in operating assets and liabilities in fiscal 2007 resulted in a net source of cash of $860,000, primarily consisting of a decrease in inventories of $1.8 million related to the timing of inventory purchases, and an increase in deferred revenue of $1.2 million, primarily from the increased volume in our Assureon business and premium warranty offerings, offset by a decrease in accounts payable of $2.1 million due to the timing of inventory purchases. Net cash used in operating activities in fiscal 2006 primarily consisted of net losses of $5.6 million, offset by non-cash depreciation and amortization expense of $1.9 million and by a stock-based compensation expense credit of $657,000. Changes in operating assets and liabilities in fiscal 2006 resulted in a net use of cash of $1.9 million, primarily consisting of an increase in trade accounts receivable, net, of $2.0 million resulting from increased product orders and delays in cash collections, and an increase in inventories of $1.4 million due to the timing of purchases, offset by an increase in accounts payable of $879,000 from the timing of inventory purchases, and an increase in deferred revenue of $750,000, primarily from the launch of our Assureon business.

Cash flows from investing activities

        Cash flows from investing activities primarily relate to capital expenditures to support our growth.

        Net cash provided by investing activities was $201,000 for the six months ended December 31, 2008 compared to net cash used in investing activities of $787,000 for the six months ended December 31, 2007, primarily due to a reduction in capital expenditures. In addition, in the 2008 period, the minimum cash balance requirement related to our revolving line of credit was deleted, resulting in a source of cash of $500,000. Our requirements for additional capital expenditures are subject to change depending upon several factors, including our needs based on our changing business and industry and market conditions.

        Net cash used in investing activities was $1.4 million, $1.1 million and $1.1 million for fiscal 2008, 2007 and 2006, respectively, for capital expenditures to support our growth.

Cash flows from financing activities

        Net cash provided by financing activities was $12,000 for the six months ended December 31, 2008 compared to net cash used in financing activities of $2.6 million in the six months ended December 31, 2007, due to the repayment of a loan payable of $2.6 million.

        Net cash provided by (used in) financing activities was ($2.6) million, $8.6 million, and $5.8 million in fiscal 2008, 2007 and 2006, respectively. The use of cash in fiscal 2008 consisted of the repayment of a loan payable of $2.6 million. Net cash provided by financing activities was $8.6 million for fiscal 2007 due to net proceeds from the issuance of Series C preferred stock of $7.1 million, proceeds from loans payable of $10.5 million, offset by payments on loans payable of $9.1 million. Net cash provided by financing activities was $5.8 million for fiscal 2006, primarily due to proceeds from loans payable of $14.8 million, offset by payments on loans payable of $9.2 million.

Contractual Obligations

        The following is a summary of our contractual obligations as of June 30, 2008:

		Payments Due by Period
		(in thousands)
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	Thereafter
Operating lease obligations	$2,496	$695	$1,421	$380	$—
Purchase obligations(1)	5,462	5,462	—	—	—
Notes payable(2)	3,010	3,000	10	—	—

Total	$10,968	$9,157	$1,431	$380	$—

(1)
Purchase obligations represent commitments under non-cancelable orders for inventory with our contract manufacturers. At December 31, 2008, our purchase obligations decreased to $4.0 million.

(2)
Excludes debt discounts.

        We have entered into agreements with certain of our executive officers to award them IPO Bonus Shares following the completion of this offering. We expect to incur cash withholding obligations with respect to the IPO Bonus Shares in the quarter in which we complete this offering. Based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, we expect these withholding obligations to be approximately $              million in the aggregate.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements nor do we have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

        The majority of our revenue has been denominated in U.S. dollars. Our expenses are generally denominated in the currencies of the countries in which our operations are located. Our operating expenses are incurred where the office or personnel are located. Therefore, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates in some geographies, particularly the United Kingdom and Canada. For example, we recorded foreign currency transaction gains of $880,000 for the six months ended December 31, 2008. Fluctuations in currency exchange rates could harm our business in the future. The effect of an immediate 10% adverse change in exchange rates could have the effect of increasing our operating expenses. To date, the foreign currency exchange rate effect on our cash has not been significant, and we have not entered into any foreign currency hedging contracts although we may do so in the future.

Interest Rate Sensitivity

        As of December 31, 2008, we had cash and cash equivalents of $8.1 million, which were held in deposit accounts and certificates of deposits. Accordingly, if overall interest rates had fallen by 10% in fiscal 2008, our interest income would not have been materially affected. We expect to hold cash equivalents following the completion of this offering, and declines in interest rates will reduce our future interest income.

        At December 31, 2008, we had no debt outstanding that bore variable rate interest.

Recent Accounting Pronouncements

        We adopted FASB Staff Position (FSP) No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That are Redeemable (FSP 150-5) on July 1, 2006. FSP 150-5 affirms that freestanding warrants are subject to the requirements in SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), regardless of the timing of the redemption feature or the redemption price. Therefore, under SFAS 150, the freestanding warrants that are related to our redeemable, convertible preferred stock are liabilities that should be recorded at fair value. We previously accounted for freestanding warrants for the purchase of our redeemable, convertible preferred stock in the manner described in FSP 150-5. Accordingly, the adoption of FSP 150-5 had no impact on our operations, financial position or cash flows for the year ended June 30, 2008.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. SFAS 157 does not require any new fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. Subsequently, the FASB provided for a one-year deferral (fiscal 2010 for us) of the provisions of SFAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a nonrecurring basis. We are currently evaluating the impact of adopting SFAS 157 on our results of operations and financial position.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007. Beginning in fiscal 2009, the adoption of SFAS 159 had no impact on our consolidated results of operation or financial position.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer in a business combination: (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. We will apply the provisions of SFAS 141R to any future acquisition.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 updates guidance regarding disclosure requirements for derivative instruments and hedging activities. It responds to constituents' concerns that FASB Statement No. 133 does not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. The disclosure of fair values of derivative instruments and their gains and losses in a tabular format, as required by SFAS 161, should provide a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating the impact, if any, the adoption of SFAS 161 will have on our consolidated financial statements.

        In June 2008, the FASB issued EITF Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock (EITF 07-05), which provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, Accounting for Derivative Instruments and Hedging Activities and/or EITF Issue No. 00-19, Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. EITF 07-05 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The cumulative effect of the change in accounting principles, if any, shall be recognized as an adjustment to the opening balance of retained earnings. We are currently evaluating the impact of adopting EITF 07-05 on our consolidated financial statements.

BUSINESS

Overview

        We are a leading provider of disk-based storage systems designed for the long-term storage of digital information. Our systems are used to store digital information such as email, office documents, medical images and digital voice or video recordings that typically do not change over time, which we refer to collectively as "fixed content." Our systems help organizations overcome the challenges they face storing and accessing growing amounts of fixed content over longer periods of time. We address these challenges by:

  •
  significantly lowering the cost of storing fixed content on disk;

  •
  minimizing the use of space in the data center by offering storage with industry-leading densities;

  •
  significantly reducing energy consumption for the power and cooling of storage systems;

  •
  ensuring reliability, accessibility, integrity and security of stored data;

  •
  simplifying the management of data over its lifecycle;

  •
  enabling the rapid search and retrieval of files stored for the long-term; and

  •
  reducing the workload associated with the management of large amounts of data.

        As a pioneer of reliable disk-based storage technologies that are optimized for capacity and cost, our ATA, and later SATA, and more recently, SAS RAID technology solutions have significantly reshaped the economics of disk-based storage. We have been able to offer enterprise-class solutions at price points that have been as low as one-tenth of the cost of traditional disk-based storage solutions. These efforts have brought the benefits of disk-based storage solutions within reach of a larger number of organizations and a wider range of applications. In addition, our disk-based storage products are among the first to offer energy-saving "green" technology such as AutoMAID. Our solutions include:

  •
  Enterprise-class SATA and SAS RAID systems with iSCSI and Fibre Channel connectivity.  Our enterprise-class systems can be used in a wide variety of applications and storage environments, including iSCSI and Fibre Channel, offer industry-leading density, are highly scalable and are priced to offer significant savings over traditional disk-based storage systems while being a competitive replacement for tape-based storage systems.

  •
  Intelligent archiving solutions.  Our software-based Assureon product typically integrates with our RAID systems to offer our customers scalable secure searchable disk-based archival systems with de-duplication technology and encryption.

        We sell our products through resellers, original equipment manufacturers, or OEMs, and system integrators, and to date, have shipped over 21,000 systems worldwide. Our systems have been installed in SMEs, as well as large global enterprises around the world.

Industry Background

  The Rapid Growth of Fixed Content and Need for Readily Available Long-Term Storage

        The amount of digital information being created and stored by businesses, governments and other organizations is growing rapidly, particularly fixed content. Fixed content is file-based data that, once created, does not typically change until deleted. Examples include digital media such as photographs, medical images, video and audio recordings; digital correspondence such as e-mail, instant messaging transcripts and voicemail; and business documents, such as invoices and purchase orders.

        Fixed content is being rapidly created, stored longer and must be readily available. Some of the key factors influencing these trends include:

  •
  Larger size and frequent sharing of files.  The growth of fixed content is being accelerated by the creation and storage of increasingly larger files associated with high-resolution video, photography, medical images, music and data-intensive documents, as well as frequent sharing and re-saving of files, resulting in the storage of duplicate data.

  •
  Evolving business practices.  Many organizations are retaining and accessing important data for business reasons, such as data mining, trend analysis and intellectual property preservation.

  •
  Regulatory compliance.  Regulations resulting from legislation such as the Sarbanes-Oxley Act of 2002, and the Health Insurance Portability and Accountability Act, or HIPAA, require some companies to retain fixed content for specified periods of time, and then often require assured deletion of data when that time has elapsed. These regulations also require organizations to take reasonable measures to ensure the security and integrity of their data over the long term.

  •
  Electronic discovery requirements.  Recent changes in federal law require organizations to produce electronically-stored data in the discovery phase of federal legal proceedings in a timely manner.

        Fixed content is being created and stored at a faster rate than other types of content such as dynamic, transaction-oriented database information. The Enterprise Strategy Group, a market research firm, estimates that the average retention period for information retained for business reference, compliance or discovery purposes is between four and ten years. Evolving business practices and regulations are changing the requirements placed on systems that store and manage fixed content, and are driving the need for readily-available long-term storage.

  Demand For New Approaches to Storing and Managing Fixed Content

        Traditionally, high-cost disk drives that are optimized for performance, such as Fibre Channel and SCSI, have been used to store dynamic, transaction-oriented database information, while fixed content has been moved onto less expensive, low-availability storage systems, such as tape and optical disk, for long-term storage. Historically, most research and development in the storage industry has focused on improving the speed and performance characteristics for managing dynamic information. However, as retention periods lengthen and demands placed on long-term storage become more complex, organizations are increasingly looking for cost-effective, intelligent storage solutions with high-availability that can scale to tackle the substantial growth of fixed content.

        In light of these factors, organizations are changing the way they approach the storage and management of fixed content in a number of ways.

  •
  Adoption of low-cost, capacity-optimized disk storage.  The introduction of low-cost, capacity-optimized ATA, and later Serial ATA, or SATA, disk drives is changing the way organizations store fixed content. More organizations are creating disk-based tiered storage environments, in which data that is transactional or mission critical is stored on traditional performance-optimized disk drives, such as Fibre Channel or SCSI, while fixed content data is moved to lower cost tiers that are optimized for capacity. These lower cost tiers generally utilize SATA disk drives. As fixed content continues to grow faster than other data types, there has been a shift from the need for performance-optimized storage to capacity-optimized storage. In addition, the need for ready access to information has led to the replacement of some tape and optical disk solutions with SATA disk drives. IDC estimates that the market for capacity-optimized storage disk systems will grow from $6.4 billion in end-user spending in 2007 to $18.4 billion in 2012, at a five-year compound annual growth rate (CAGR) of 23.6%. Source: IDC, Economic Crisis Response: Worldwide Disk Storage Systems 2008-2012 Forecast Update, Doc # 216074, January 2009.

  •
  Growing adoption of replication and archiving solutions using disk-based technologies.  Replication helps ensure that an organization will be able to access its data from a secondary source in case of data loss or corruption. In order to obtain greater accessibility and security of their digital information, many organizations are replacing tape-based replication and archiving technologies with disk-based solutions that provide rapid and secure access to data, while enabling the retrieval of specific files as easily and quickly as possible. Unlike backup data, which is copied from a primary storage system, typically to tape, in support of short-term recovery efforts, archived data is transferred from primary storage systems to separate disk-based storage systems for long-term reference and reuse. A 2007 Enterprise Strategy Group research report estimated that the capacity of external disk storage dedicated to digital archiving will grow from approximately 1,700 petabytes in 2008 to over 34,300 petabytes in 2012.

  •
  Increasing demand for "green" storage to reduce energy consumption in the data center.  Power use is an increasingly important factor in the data center. As the density of servers, storage and other computing assets within data centers has increased, the demand for power, exacerbated by mounting cooling needs resulting from increased power consumption, has begun to outstrip supply. The availability of power has become a significant impediment to the growth of computing capabilities in some data centers. The cost of power is also impacting IT budgets. Customer demand is prompting industry analysts to define a new class of storage known as "green" storage which is significantly more energy efficient. In addition, because of their increasing power consumption, data centers risk being targeted by "green" legislation to reduce power consumption and cut carbon emissions. As a result, enterprises are increasingly seeking energy-efficient solutions in the data center to manage power consumption, reduce operating expenses and respond to environmental and political concerns.

  The Underserved SME Market

        The challenge of implementing storage solutions to manage fixed content is particularly acute for SMEs. SMEs face similar challenges as larger organizations in storing growing volumes of data over longer periods of time, yet have limited access to new technologies and solutions, many of which have been priced or designed for larger enterprises. As a result, the SME market has traditionally been unable to obtain the same feature sets as those designed for large enterprises. Consequently, SMEs have been unable to meet their evolving business needs without incurring significant expenses.

  Limitations of Traditional Solutions

        Traditional disk and tape storage systems do not fully meet the needs of organizations for storing fixed content. Limitations of these traditional systems include:

  •
  Reliability and performance limitations of tape-based systems.  Due to inefficiencies associated with saving, verifying and retrieving information saved to tape, tape-based storage has lower recovery rates than disk-based storage. In addition, retrieving information from tape can be a lengthy and cumbersome process, often involving the physical movement of storage media, causing longer data retrieval times and higher operating costs.

  •
  Price and bulk of traditional disk-based systems.  With limited data center floor space and growing volumes of data, traditional disk-based storage systems are not well suited for long-term storage because they typically cost significantly more and take up more space per terabyte than tape-based systems.

  •
  Energy consumption of traditional disk-based storage systems.  Traditional storage systems typically leave all disk arrays fully powered at all times, drawing energy, generating heat and requiring additional energy for cooling. This significantly increases energy consumption in the data center, leading to higher operating expenses, strained energy resources and increased carbon emissions.

  •
  Vulnerability of data.  Traditional systems typically do not efficiently protect fixed content over the course of its life. Organizations have gone to great lengths to protect their information assets utilizing network firewalls, virtual private networks and other software and physical mechanisms. Yet even with these security measures in place, data breaches involving the loss or theft of customer and employee-sensitive information often occur.

  •
  Unnecessary storage of duplicate information.  As fixed content is created, shared and stored within an organization, multiple copies are frequently saved to that organization's storage system by multiple users. When this information is transferred to long-term storage, the multiple copies are saved as well, increasing the consumption of storage capacity and leading to higher storage costs.

Our Solutions

        We are a leading provider of energy-efficient, disk-based information storage solutions at cost points that enable organizations to efficiently, intelligently and securely store and manage fixed content for the long-term. Built on a foundation of industry-leading, capacity-optimized RAID disk storage technology, we offer a portfolio of enterprise-class RAID systems and intelligent archival systems. Our solutions are priced to meet the needs of enterprises of all sizes and are particularly targeted to address the unmet needs of SMEs. Key benefits of our solutions include:

  •
  Reliable, low-cost capacity-optimized disk storage solutions.  We were pioneers in the development of reliable capacity-optimized disk storage technology, disk-based RAID technology, that enables reliable, convenient access to fixed content. Our capacity-optimized RAID storage systems deliver enterprise-class performance and scalability with industry-leading density and speed specifications. Our RAID storage systems are priced to be a cost-effective alternative to performance-optimized disk storage while offering performance characteristics superior to tape.

  •
  Flexible and scalable storage solutions.  Our RAID storage solutions are highly scalable and give users the flexibility to utilize low-cost, IP-based iSCSI network connectivity or traditional Fibre Channel network connectivity, or both simultaneously. Our solutions are also operating system independent, supporting Windows, Apple and Unix environments, providing organizations with the flexibility to meet their diverse long-term storage needs.

  •
  Industry leading energy-saving "green" technology.  Our RAID storage solutions are one of the first capacity-optimized RAID storage systems to offer the energy-saving benefits of AutoMAID technology. Our AutoMAID technology allows our RAID storage solutions to place disk drives into low speeds and/or idle states when not in use, significantly reducing power consumption and operational costs. Energy-saving AutoMAID technology is integrated into all of our RAID storage systems, enabling reduced energy consumption and a significant decrease in the total cost of ownership of our systems, and supporting the implementation of carbon neutral energy policies.

        Our Assureon archiving solution leverages our RAID expertise and AutoMAID energy-saving technology by integrating archiving management, security and de-duplication features including:

  •
  Intelligent features and scalability.  Our Assureon product can utilize search and indexing software to enable rapid end user access to hundreds of millions of files with search capabilities and an intuitive user interface. Assureon helps to simplify the policy-driven management of information over its life by using information lifecycle management, or ILM, to securely and simply manage long-term storage and its disposition.

  •
  Secure archiving.  Our Assureon solution delivers a broad range of intelligent features including "WORM", or Write Once Read Many, constant monitoring of file integrity, file authentication, missing file alerts and support for remote replication with encryption technology that is designed to protect data from outside attack, inadvertent tampering and physical hardware theft.

  •
  File level de-duplication.  Our archive solutions utilize content addressable storage, or CAS, technology to eliminate the unnecessary storage of duplicate information. CAS technology stores files by giving each one a unique "fingerprint" based on that file's exact digital content to ensure that identical files are not stored more than once and allowing for the identification and removal of previously stored duplicative files. This lowers the storage capacity required by an organization and can significantly reduce storage costs.

  •
  Independent scaling of storage and processing power.  Our solutions enable the independent scaling of processing power from storage capacity, allowing customers to make incremental purchases of only the storage elements they need. In addition, Assureon is designed to operate in a high availability cluster without the need for third-party clustering technology.

Strategy

        Our goal is to be the leading supplier of disk-based storage solutions for fixed content. Key elements of our strategy include:

  •
  Leveraging our successful technologies to drive growth.  We were a pioneer of disk storage solutions and believe we have an established reputation for delivering reliable and dense leading-edge fixed content storage solutions. We are building on our technology base by introducing feature-rich software to drive the sales of higher margin storage systems. For example, our Assureon solution features a sophisticated suite of software built upon our RAID systems to produce a fully-integrated solution. To increase revenues and improve gross margins, we intend to continue to integrate into our storage solutions other products with intelligent feature sets that we develop internally, obtain through OEM relationships or acquire.

  •
  Enabling new customers to afford enterprise-class storage by significantly lowering cost.  Our products have helped to significantly reshape the economics of disk-based storage. We have been able to offer enterprise-class solutions at price points that have been as low as 1/10th of the cost of traditional disk-based storage solutions. These efforts have brought the benefits of disk-based storage solutions within the reach of a larger number of organizations who were previously unable to afford them. We intend to leverage our low cost storage leadership to bring enterprise-class storage solutions to the market.

  •
  Expanding our channel partner relationships.  Our channel partners are essential to our success and our longstanding relationships with many of these partners is an important competitive strength. Because SMEs often work with IT channel partners, a core component of our strategy is to expand our channel model across a broad range of industries and geographies. We plan to expand our OEM and system integrator partner base and augment our active reseller network with capabilities across a broad range of industries and geographies.

  •
  Continuing to focus on the attractive SME market.  We have a history of providing solutions to meet the storage needs of SMEs. SMEs typically have complex storage needs similar to those of large enterprises, but cannot justify the high procurement cost of enterprise-class storage. We intend to continue to target this market in our sales and marketing activities, as we believe the SME market segment has growth and size characteristics superior to other storage market segments.

  •
  Extending our "green" technology leadership for storage.    Our proprietary AutoMAID technology enables our disk-based storage systems to consume significantly less power and require less cooling than traditional disk-based storage systems, which can result in significant energy savings for our end users. We believe that issues relating to the consumption and the availability of power will become increasingly important for our end users. We intend to build on our industry-leading "green" technology and continue to take a leadership role in implementing new energy-efficient technologies as they become available.

Technology

        Our solutions are based on technologies designed to solve the challenges that organizations face in storing growing amounts of fixed content for long periods of time. Our system architecture consists of capacity-optimized storage hardware which may be combined with an additional layer of intelligent archiving or management software.

  Capacity-Optimized Storage Hardware

        Key elements of our storage technology include:

  •
  Innovative RAID Technology.  We developed all of our RAID software and firmware internally. Our architectures allow for either a single or a dual pair of our RAID controllers. To optimize for cost, power and performance, we have implemented a design in which each disk drive has two dedicated links, one to each RAID controller. Our proprietary RAID controller that runs our software includes an MIPS microprocessor, iSCSI and Fibre Channel interfaces, battery-backed cache memory, interface circuits and a field-programmable gate array, or FPGA, that provides data switching services as well as hardware-based RAID Level calculations.

  •
  High Density SATA Enclosures.  Our 14-bay SATABoy and SASBoy each consume three rack units, or 3U, of rack space, while our 42-bay SATABeast and SASBeast lines deliver up to 42 terabytes of storage in 4U of rack space, which we believe is among the highest density product of its kind currently available. Included in the unitized package are the disk drives, redundant RAID controllers, and redundant power supplies.

  •
  AutoMAID Power Management.  AutoMAID is an automated power management system integrated into all of our storage systems, which allows end users to save money through significantly reduced energy consumption and cooling expenses. AutoMAID provides three power saving levels, which set the hard drives to more power-efficient modes after a defined period of idle activity. AutoMAID is designed to quickly come back to 100% duty cycle on all drives when full data access is needed.

AutoMAID Mode	Energy-Saving Methodology	Recovery Time Upon Data Request	Potential Power Savings vs. Idle System without AutoMAID
Level 1	Unload heads	Less than 1 second	15% – 20%
Level 2	Slows disks to 4000 rotations per minute	15 seconds	35 – 45
Level 3	Stops disks; sets to sleep mode	30 seconds	60 – 70

  Storage Archiving

        Our Assureon storage archiving solutions consist of software loaded onto one or more industry standard servers, along with switches, cables and storage, all integrated into a rack-based system. Assureon's core software technology consists of the following:

  •
  Content Addressable Storage (CAS).  CAS provides a number of benefits such as elimination of duplicate files, detection of file corruption and load balancing across storage nodes. Each file is processed through two independent hashing algorithms that produce a unique digital "fingerprint" that is unique to that file. The file name, original file path, owner information, classification, retention rule, authenticated date and time, as well as the hashes, are combined together and stored as a digitally signed metadata record. The metadata is stored as a flat file into one or more SQL databases for fast lookup, as well as a cryptographically chained composite file called a "manifest." The manifest may optionally be deposited every few minutes with a remote and neutral third-party. We, and sometimes our OEM customers, provide this service.

  •
  Serialization.  Each ingested file is assigned a consecutive, unique serial number, which provides for an additional mechanism to ensure that all files still exist and that none has been improperly inserted or deleted.

  •
  Immutability.  Assureon uses many safeguards to prevent accidental or malicious attempts at changing stored files. Each time a file is accessed and during each audit cycle, the integrity of the file is re-checked by comparing the re-computed file content hashes against the CAS address, against the signed metadata flat file and against the SQL database. The system also checks the redundant or remote copies of these items, examining the serial numbers to ensure there are no unexpected gaps, auditing the stored manifests, and logging and repairing any damage or corruption that may have occurred.

  •
  Encryption.  To provide for security, as well as the ability to digitally "shred" offline copies of files at the end of their retention period, each ingested file can be assigned a different Advanced Encryption Standard, or AES, 256-bit encryption key. Keys are generated and archived at a remote key server site, and transmitted periodically in large batches to individual Assureon sites. As keys are consumed, a list is created which documents the serial number and fingerprint of ingested files and their associated encryption key serial numbers, and are returned to the remote key server for safekeeping. The keys are stored in an encrypted database, whose master key is changed monthly to ensure that backup copies of the encrypted database cannot be used to recover expired files.

  •
  Replication.  A key component of long-term archiving is having more than one copy of data available. Assureon has a comprehensive object replication engine which replicates locally and/or remotely, data files, metadata, database objects, and audit objects. The replication engine can recover from serious disruptions to the wide area network, or WAN, connection.

  •
  Clustering.  Each software service in Assureon is designed to operate in a high availability cluster, without the need to use third-party clustering technology. Workload is load balanced across all available nodes, and in the event of failure, workload is spread among surviving nodes.

Products

        We offer energy-efficient RAID systems and intelligent archival systems designed to overcome the challenges organizations face with storing and managing fixed content. Sales of our RAID systems accounted for more than 90% of our revenue for fiscal 2008 and the six months ended December 31, 2008.

  Enterprise-Class RAID Systems

        We currently offer two scalable lines of "green" energy efficient RAID systems: SATABeast and SASBeast; and SATABoy and SASBoy. Our standalone RAID disk-based systems are often packaged together by our channel partners or end users, with software or appliances from our technology partners to deliver client-tailored solutions. These families also serve as the storage building blocks for our Assureon product line.

  •
  SATA/SASBeast.  This product line features industry leading density of up to 42 terabytes of storage in 4U of rack space. SATABeast offers dual function Fibre Channel and iSCSI connectivity, utilizing performance RAID controllers for wire-speed read/write throughput and high input/output per second performance. SATA/SASBeast's advanced mechanical design provides efficient cooling for optimal thermal operation and reduces drive vibration, while delivering energy efficiency through the integration of AutoMAID technology.

  •
  SATA/SASBoy.  This product line provides up to 14 terabytes of storage in 3U of rack space. SATA/SASBoy offers dual function Fibre Channel and iSCSI connectivity with wire-speed performance. This product line also incorporates AutoMAID technology, reducing power consumption.
Feature	Advantage	Result
iSCSI connectivity	Leverages existing ethernet network and expertise of end user	Lower cost alternative than Fibre Channel

Fibre Channel connectivity—2 gigabytes and 4 gigabytes /second	High performance storage connectivity	Increased application productivity

Unified iSCSI and 4 gigabytes FC RAID controller	Connect to ethernet and Fibre Channel networks simultaneously	Eliminate need for separate storage systems

42 drives in 4U of rack space	Industry-leading density	Reduced need for data center floor space

AutoMAID	Lower power consumption and cooling required	Lower operating costs

Active RAID controllers	High-availability RAID controllers are no longer single point of failure	Increased application uptime

Anti-accumulative rotational design	Reduced disk failures in high density packaging	Increased application uptime

Tachometer-monitored /quad redundant blowers	Reduced heat-related disk failures	Increased application uptime

Intuitive management interface	Configure and manage system easily	Increase capability without increasing or retraining staff

Assureon Archiving Solutions

        Assureon is an integrated solution consisting of:

  •
  software enabling intelligent archiving features and functionality;

  •
  purpose-built hardware; and

  •
  storage that leverages SATA/SASBeast and SATA/SASBoy energy-efficient disk arrays.

        We currently offer Assureon as an appliance, a system-level solution and as software to certain OEM customers. The ready-to-install appliance typically provides 3.75 terabytes of usable archive capacity, which makes it well-suited to interface with e-mail archiving, medical imaging and records management, document management, litigation support and other software applications.

Feature	Advantage	Result
AES 256 and key management processes	Enterprise-class, regulatory-compliant security	Data theft, tampering and privacy breach prevention

CAS object storage	Eliminate file deduplication	Less storage required; reduced storage capital expenditures

Information Lifecycle Management (ILM) software	File lifecycle management	Compliant management, retention and disposition of files; less time managing files

Embedded object replication engine	Automated file replication and recovery	Data tampering recovery, disaster recovery, and business continuity; faster time to recovery

Integrated policy engine	Optimize file and storage management with application	Increased application productivity and uptime

Self auditing and healing	Automated verification of file integrity and repair	Compliant file protection and availability; reduced cost of file management

Digital-key shredding	Enterprise-class, regulatory-compliant file destruction	Compliant disposition of files either on line or off line

Fast metadata search	Fast, easy access to individual files	Less time managing files; reduced electronic discovery risk

Network-attached storage (NAS) interface and/or File System Watcher (FSW) software	Easy interfacing with application	Less time required to integrate applications

        We currently offer a number of packaged solutions that feature storage software bundled with appropriate computer and network hardware, and our RAID systems. The three packaged solutions currently being offered are:

  •
  DATABeast: a high-end Fibre Channel-based solution designed for users of large amounts of storage, the DATABeast can scale up to one petabyte of storage. Storage software features include: storage pooling, snapshots, replication, data-migration and thin-provisioning;

  •
  iSeries: a mid-range iSCSI-based solution designed for the SME and server virtualization markets, the iSeries is a simple-to-use storage system that can make use of Ethernet networks for storage communications. Software features include: storage pooling, snapshot, replication and quality of service; and

  •
  The Edge: a simple-to-use, mid-market, Network Attached Storage (NAS) solution featuring Microsoft's WUDS software combined with our RAID systems.

Customers

        Our customers are the channel partners who sell our products to end users. We have a history of delivering reliable, high performance storage solutions and have established an end user base across a wide spectrum of industries. We typically sell our products through channel partners who sell to Fortune 500 companies, SMEs and government organizations. To date, we have shipped over 21,000 systems worldwide.

        In fiscal 2006, one customer accounted for 10% of our revenue. Since fiscal 2007, no customer has accounted for greater than 10% of our revenue. Our top 10 customers accounted for 38%, 32%, 33% and 33% of our revenue in fiscal 2006, 2007, 2008 and the six months ended December 31, 2008, respectively. Revenue from customers outside the United States was approximately 29%, 29%, 33% and 37% of our revenue in fiscal 2006, 2007 and 2008, and the six months ended December 31, 2008, respectively. See note 12 to our consolidated financial statements for information regarding our sales by geographic region.

Sales and Marketing

        We sell our products through channel partners, including resellers, OEMs and system integrators, throughout the world. During fiscal 2008, we sold our systems through over 300 channel partners.

        To manage our sales relationships, we and our resellers utilize our LeadGuard management program. Our resellers help to market and sell our products under LeadGuard. LeadGuard is our custom sales management software suite that helps us manage qualified sales leads through prospect registration. Prospect registration ensures protection for our reseller partners throughout the sales process. Once a new sales opportunity is registered, the reseller receives preferred pricing for sales to that customer. Our reseller management program provides a number of advantages, including elimination of direct sales force overhead, limited distribution markup of the pricing of our products and prevention of conflicts in the sales channel among our channel partners.

        We utilize partners and vendors to enhance our sales effort. We sell our Assureon archive solution primarily through our OEM and systems integrator partners. We have also developed a "meet-in-the-channel" marketing program that couples our products with complementary software and hardware from other vendors. Through our ongoing relationship with these companies, we believe we have augmented our sales opportunities and have increased brand recognition.

        We also rely on a variety of marketing efforts, including tradeshows, advertising, industry research and our website to support our sales activities. We focus our marketing efforts on communicating product advantages and educating our channel partners to improve their understanding of the benefits of our products. In addition, we work closely on co-marketing and lead-generating activities with a number of technology partners, including some of the leading suppliers of storage infrastructure products, in an effort to broaden our marketing reach.

Customer Support and Services

        Our technical services group provides worldwide support for all of our products and is responsible for our product warranty and customer support programs. This group is responsible for pre-sales, post-sales support and installations of all of our storage products, maintaining technical compatibility with data center infrastructure companies and software vendors, qualifying and testing new hardware or software opportunities and maintaining and supporting on-site maintenance providers. We operate regional support centers in North America and the United Kingdom.

        Our SATABoy and SATABeast family of products typically come with a three-year warranty. Our DATABeast, Edge, iSeries, and Assureon systems typically come with a one-year warranty. Our standard warranty also includes technical telephone support during business hours with the option to purchase 24 × 7 telephone support. We also offer on-site maintenance support contracts through contracts with third parties such as Kodak for world-wide support along with specialty localized providers. Customers generally have the option to purchase warranty extensions as well as annual contract renewals.

Manufacturing and Operations

        We currently utilize two contract manufacturers, Cemgraft in the United Kingdom and Cal Quality in Santa Ana, California, for the primary assembly of our products. We do not have a written agreement with any of our contract manufacturers; rather we make purchases on a purchase-order basis. As of December 31, 2008, we had $4.0 million in non-cancelable purchase commitments with our contract manufacturers.

        Each contract manufacturer produces the chassis and controllers for our products and is typically responsible for procuring the materials for the products they manufacture. In addition, we rely on Bell Microproducts to provide us with disk drives, which it generally obtains from Hitachi Global Storage Technologies and Seagate Technology. We obtain our power supplies from BluTek Power and our microprocessors from PMC-Sierra, Inc. Our contract manufacturers are also responsible for controlling and owning inventory, as well as assembling, testing, inspecting and shipping products to our operations facilities in Derby, England or San Diego, California. We perform disk integration, RAID configuration, burn-in testing, final inspection and packing at our operations facilities. Both our San Diego and Derby operations facilities are ISO 9001:2000 certified. For our Assureon archive system, software loading and testing is conducted remotely from our Montréal, Québec facility on hardware located at either our San Diego or Derby facilities.

        While we require that certain components be sourced from particular approved suppliers, each contract manufacturer is permitted to source components, such as high-tolerance resistors and capacitors, from suppliers of its choice. We currently rely on a limited number of suppliers for other components incorporated within our storage systems. We work closely with our key suppliers to lower component costs and improve quality. We have not entered into any long-term supply contracts for our components or with our contract manufacturers.

Research and Development

        We believe that a key component of our future success is continued investment in research and development to introduce enhancements to our products and systems and to develop new products to meet an expanding range of customer requirements. Our research and development team includes both hardware and software engineers. Our main research and development facility for our RAID storage systems is located near Didcot, England. We develop our Assureon archive, encryption and related software at our facility in Montréal, Québec.

        Our research and development expenses were $3.9 million, $3.9 million, $5.4 million and $2.6 million in fiscal years 2006, 2007 and 2008, and in the six months ended December 31, 2008, respectively. We plan to continue to dedicate significant resources to research and development.

Competition

        The market for our products is highly competitive, and we expect competition to intensify in the future. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition. Currently, we face competition from traditional providers of storage systems. In addition, we also face competition from other public and private companies, as well as recent market entrants, that offer products with similar functionality as ours. In the disk array market, we compete with Dell, EMC, EqualLogic (which was acquired by Dell), Hewlett-Packard, Hitachi Data Systems, Infortrend, IBM, Network Appliance, Sun Microsystems (which has agreed to be acquired by Oracle Corporation) and others. Our Assureon product offering competes primarily against EMC's Centera system. In addition, we compete against internally developed storage solutions, as well as combined third-party software and hardware solutions.

        We believe that the principal factors on which we compete are:

  •
  reliability;

  •
  performance;

  •
  affordability;

  •
  energy consumption and environmental impact;

  •
  features and scalability;

  •
  product interoperability with other IT assets; and

  •
  quality of customer service and support.

        We believe that we compete favorably on the basis of these factors.

        Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Given their capital resources and broad product and service offerings, many of these competitors may be able to offer reduced pricing for their products that are competitive with ours, which in turn could cause us to reduce our prices to remain competitive. Potential customers may have long-standing relationships with our competitors, whether for storage or other network equipment, and potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Many of our competitors benefit from established brand awareness and long-standing relationships with key decision makers at many of our current and prospective customers.

Intellectual Property

        Our success depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

        We have two patents issued in the United Kingdom that expire in January 2015 and February 2015, respectively. We have one pending patent application in the United States and one pending Patent Cooperation Treaty application filed in Canada, the European Union and Japan, based on the pending U.S. patent application.

        The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe upon or misappropriate our intellectual property rights and may challenge our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that are or may be issued to us. We intend to enforce our intellectual property rights vigorously, and from time to time, we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. If we fail to protect our intellectual property rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenue.

Employees

        As of March 31, 2009, we had 116 employees in North America and Europe, of which 28 were in sales and marketing, 38 were in research and development, 17 were in customer support services, 13 were in general and administrative functions and 20 were in operations. None of our employees is represented by labor unions, and we consider current employee relations to be good.

Facilities

        We currently lease approximately 44,200 square feet of facilities in North America and the United Kingdom. Our principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below.

Location	Purpose	Approximate Square Feet	Lease Expiration Date
Thousand Oaks, California	Corporate headquarters	6,600	June 2011
Escondido, California	Operations and technical support	13,800	February 2012
Montréal, Québec	Assureon product development	6,400	April 2012
Derby, United Kingdom	Operations and technical support	13,700	January 2013
Didcot, United Kingdom	Product development	3,700	August 2011

        We have a renewal option on our Thousand Oaks lease, which provides for a one-time extension of the lease term for a period of five years.

        We believe that our current facilities are adequate for our current needs, and we intend to add new facilities or expand existing facilities as we grow. We believe that suitable additional space will be available on commercially reasonable terms as needed to accommodate our operations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information about our executive officers and directors as of April 30, 2009:

Name	Age	Position
Philip Black	54	President, Chief Executive Officer and Director
Thomas F. Gosnell	51	Chief Executive Officer, Nexsan Canada
Michael P. McGuire	43	Chief Commercial Officer
James Molenda	54	Executive Vice President of Sales
Richard Mussman	54	Chief Operating Officer
Gregg Pugmire	45	Executive Vice President of Business Development
Eugene Spies	47	Chief Financial Officer
Gary Watson	46	Chief Technology Officer and Co-Founder
Robert Woolery	50	Senior Vice President of Marketing
Geoff Barrall(1)(2)	39	Director
Domenico Grassi	62	Director
William J. Harding(2)	61	Director
Philip B. Livingston(1)(2)(3)	52	Director
Richard A. McGinn(2)(3)	62	Co-Chairman of the Board
Arthur L. Money(1)(2)	69	Director
Geoff Mott(1)(3)	56	Director
George M. Weiss(3)	67	Co-Chairman of the Board
(1)
Member of our audit committee.

(2)
Member of our compensation committee.

(3)
Member of our nominating/governance committee.

        Philip Black has served as our President, Chief Executive Officer and as a director since September 2004. From January 2002 to July 2004, Mr. Black served as Chief Executive Officer and as a director of LightSand Communications, a storage networking provider. Prior to joining LightSand, Mr. Black was the Chief Executive Officer of Box Hill/Dot Hill, a storage systems manufacturer, and was the founder and Chief Executive Officer of Tekelec, a telecom equipment provider.

        Thomas F. Gosnell has served as our Chief Executive Officer of Nexsan Technologies Canada Inc. since March 2005. Mr. Gosnell was the Chief Executive Officer and Founder of AESign Evertrust Inc., or Evertrust, from November 2001 until our acquisition of that company in March 2005. Mr. Gosnell has also served as Chief Operating Officer of CS&T (now a division of Oracle) and Vice President of Product Development for Speedware Corporation, a provider of enterprise software solutions and applications development.

        Michael P. McGuire has served as our Chief Commercial Officer since November 2008. Prior to joining us, Mr. McGuire served as Global Vice President of Agami Systems, Inc., an enterprise-class unified network storage company from October 2007 to July 2008. From August 2005 to October 2007, Mr. McGuire served as Vice President, Americas Storage Sales for Sun Microsystems, Inc. Mr. McGuire joined Storage Technology Corporation in 1990 and held several positions, including serving as Vice President and General Manager, Sales and Services, U.S. and Canada from 2003 until its acquisition by Sun in August 2005.

        James Molenda has served as our Executive Vice President of Sales since January 2007. From January 2001 to January 2007, Mr. Molenda was our Vice President of Sales. Prior to joining us, Mr. Molenda was a Director of Sales at Qualstar Corporation, a tape library manufacturer.

        Richard Mussman has served as our Chief Operating Officer since October 2006. From December 2000 to October 2006, Mr. Mussman served as our Vice President of Technical Services. Prior to joining us, Mr. Mussman was Vice President of Sales for Lighthouse Technology Inc., a network systems integration company, and Vice President of Global Services for Andataco, Inc., a data storage company.

        Gregg Pugmire has served as our Executive Vice President of Business Development since December 2006. From September 2004 to December 2006, Mr. Pugmire was our Executive Vice President of Strategic Development. From November 2000 to June 2004, Mr. Pugmire was the Executive Vice President of Business Development for LightSand Communications.

        Eugene Spies has served as our Chief Financial Officer since January 2007. From May 2005 to January 2007, Mr. Spies served as our Vice President of Finance and Corporate Controller. Prior to joining us, from December 2002 to May 2005, Mr. Spies served as a Vice President of Finance with the Networking Division of Alcatel, a global telecommunications equipment provider. Prior to that, Mr. Spies was a Senior Manager at KPMG LLP, a public accounting firm.

        Gary Watson co-founded our company and has served as our Chief Technology Officer since 2000. Previously, Mr. Watson founded and served as the Chief Technology Officer at Nexsan Technologies Ltd., our United Kingdom subsidiary. Prior to that, Mr. Watson was an Engineering Manager at Trimm Technologies, Europe, a provider of data storage subsystems, and a Senior Engineer at Trimm Technologies, U.S.

        Robert Woolery has served as our Senior Vice President of Marketing since September 2007. From December 2005 to March 2007, Mr. Woolery served as Vice President of Product Marketing for DataDirect Networks, a supplier of storage systems. From October 2003 to April 2005, Mr. Woolery was Vice President of Product Marketing for Xiotech, Inc., a provider of data storage and data protection solutions. From October 2002 to June 2003, Mr. Woolery was an Executive Vice President of Market Development for Valumation Software, a provider of storage management software.

        Geoff Barrall has served as a director of Nexsan since April 2009. Mr. Barrall has been Chief Executive Officer of Data Robotics, Inc., an automated data products storage company, since May 2005. He served as Principal and Founder of Barrall Consulting, an information technology and services consulting firm, from August 2004 to April 2005. Mr. Barrall served as Chief Technology Officer of BlueArc Corporation, a data storage company, from 1999 to July 2004.

        Domenico Grassi has served as a director of Nexsan since December 2001. Since 1999, Mr. Grassi has served as Senior Advisor of Gesfid SA, a Swiss-based bank, and focuses on private equity investments.

        William J. Harding has served as a director of Nexsan since April 2009. Mr. Harding has served as a Managing Director of VantagePoint Venture Partners, a venture capital firm, since October 2007. Prior to joining VantagePoint, Mr. Harding was a Managing Director of Morgan Stanley & Co., President of Morgan Stanley Venture Partners and a Managing Member of several venture capital funds affiliated with Morgan Stanley, where he was employed from 1994 through 2007. Mr. Harding also serves as a director of Internap Network Services Corporation. Mr. Harding also served as an officer in the Military Intelligence Branch of the United States Army Reserve.

        Philip B. Livingston has served as a director of Nexsan since September 2007. Mr. Livingston has served as Senior Vice President of U.S. Practice Management for LexisNexis, a division of Reed Elsevier Inc. and a provider of content-enabled workflow solutions to professionals, since April

2009. Mr. Livingston served as the Senior Vice President and Chief Financial Officer of TouchTunes Music Corp., a provider of touch screen digital juke boxes, from November 2007 to January 2009. He served as Chief Financial Officer of Duff & Phelps LLP, a provider of independent financial advisory and valuation services, from April 2006 to September 2006. Mr. Livingston served as Vice Chairman of Approva Corporation, a provider of enterprise controls management software, from January 2005 to March 2006. From March 2003 to January 2005, he served as Chief Financial Officer and a director of World Wrestling Entertainment, Inc., a media and entertainment company.

        Richard A. McGinn has served as a director of Nexsan since October 2003 and was elected co-chairman of our board of directors in September 2008. Mr. McGinn has been a General Partner with RRE Ventures, a venture capital firm, since August 2001. From November 2000 to July 2001, Mr. McGinn served as the Chairman and Chief Executive Officer of Lucent Technologies, a communications systems and software company. From 1996 to October 2000, Mr. McGinn served as President, Chairman, and Chief Executive Officer of Viasystems, Inc. Mr. McGinn also previously held several executive positions at AT&T, serving as President and Chief Executive Officer of AT&T's Network Systems Group, President of AT&T Computer Systems, and President of AT&T's Data Systems Group. Mr. McGinn also serves as a director of the American Express Company and Viasystems, Inc.

        Arthur L. Money has served as a director of Nexsan since June 2007. Since May 2001, Mr. Money has served as President of ALM Consulting, which specializes in command control and communications, intelligence, signal processing and information operations. Mr. Money served as Assistant Secretary of Defense for Command, Control, Communications and Intelligence (ASD (C3I)) from January 1998 to April 2001. From February 1998 to April 2001, Mr. Money also served as the Department of Defense Chief Information Officer. Mr. Money also serves as a director for IntelliCheck-Mobilisa, Inc. and Terremark Worldwide, Inc.

        Geoff Mott has served as a director of Nexsan since October 2003. Mr. Mott has served as Senior Vice President, Strategy and Business Development for TouchTunes Corporation, a provider of out-of-home interactive entertainment, since March 2009. Prior to joining TouchTunes Corporation, Mr. Mott served as a Managing Director of VantagePoint Venture Partners from December 2002 to March 2009. Prior to joining VantagePoint, Mr. Mott was the Managing Partner of The McKenna Group, a global strategy consulting firm, and earlier in his career built a business strategy practice for technology firms at Lochridge & Co.

        George M. Weiss has served as a director of Nexsan since August 2001, was elected chairman of our board of directors in August 2001 and was elected co-chairman of our board of directors in September 2008. Mr. Weiss founded Beechtree Capital LLC, a private venture capital and business advisory firm, in 1993, and is currently its chairman and chief executive officer. Mr. Weiss previously served as a senior partner at the law firm of Rubin Baum, LLP.

        There are no family relationships between any of our directors or executive officers.

Board Composition

        Our board currently consists of nine members. Each director is elected to serve a one-year term, with all directors subject to annual election. Under the existing stockholders' agreement among us, certain holders of our common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock, the following principal stockholders have the right to designate the number of directors specified below and the parties to the stockholders' agreement have agreed to vote their shares for the election of such persons:

  •
  VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., and VantagePoint Venture Partners IV Principals Fund, L.P., or collectively VantagePoint, as a group have the right to designate two directors (currently Geoff Mott and William Harding);

  •
  RRE Ventures III, L.P., RRE Ventures Fund III, L.P. and RRE Ventures III-A, L.P., or collectively RRE Ventures, collectively, originally had the right to designate one director (currently Richard McGinn); however, RRE Ventures has opted to no longer exercise this right;

  •
  Beechtree Capital, LLC, or Beechtree, has the right to designate one director (currently George Weiss);

  •
  First Gen-e—Servicios de Consultoria SA, or First Gen-e, has the right to designate two directors (currently Domenico Grassi and Philip Livingston);

  •
  Fonds de solidarité des travailleurs du Québec (F.T.Q.), or F.T.Q., has the right to designate one director (currently Arthur Money); and

  •
  Holders of Series A preferred stock, Series C preferred stock and our common stock voting together as a single class, have the right to designate one director (currently Geoff Barrall).

        Upon the completion of this offering, all of these designation rights and voting agreements will terminate, and no stockholders will have any contractual rights with us regarding the election of our directors. In addition, effective upon completion of this offering, our restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors and that any vacancies will be filled by the board of directors. See "Description of Capital Stock—Anti-takeover Provisions."

Director Independence

        Upon the completion of this offering, our common stock will be listed on The NASDAQ Global Market. The rules of The NASDAQ Stock Market require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. Our board of directors has adopted the definitions, standards and exceptions to the standards for evaluating director independence provided in The NASDAQ Stock Market rules, and determined that Geoff Barrall, William Harding, Domenico Grassi, Richard McGinn, Arthur Money, Geoff Mott and Philip Livingston are "independent directors" as defined under these rules.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a nominating/governance committee. Each of these committees operates under a charter, which has been approved by the applicable committee and by our board of directors and that satisfies the applicable standards of the SEC and The NASDAQ Stock Market. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

  Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting processes. Among other matters, the audit committee:

  •
  evaluates the qualifications, independence and performance of our independent registered public accounting firm;

  •
  determines the engagement of our independent registered public accounting firm and reviews and approves the scope of the annual audit and the audit fee;

  •
  discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

  •
  approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

  •
  monitors the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

  •
  reviews our critical accounting policies and estimates; and

  •
  annually reviews the audit committee charter and the committee's performance.

        Our audit committee consists of Philip Livingston (Chair), Geoff Barrall, Arthur Money and Geoff Mott. Each of these individuals meets the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market and is an independent director as defined under the applicable regulations of the SEC and under the applicable rules of The NASDAQ Stock Market. Our board of directors has determined that Mr. Livingston is an audit committee financial expert, as defined under the applicable rules of the SEC, and therefore has the requisite financial sophistication required under the rules and regulations of The NASDAQ Stock Market.

  Compensation Committee

        Our compensation committee consists of Richard McGinn (Chair), Geoff Barrall, William Harding, Philip Livingston and Arthur Money, each of whom is an independent director as defined under the applicable rules and regulations of The NASDAQ Stock Market, is an outside director under the applicable rules and regulations of the Internal Revenue Service, or the IRS, and is a non-employee director under SEC rules. Our compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our equity award plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

  Nominating/Governance Committee

        Our nominating/governance committee consists of George Weiss (Chair), Philip Livingston, Richard McGinn and Geoff Mott. Each of Messrs. Livingston, McGinn and Mott is an independent director as defined under the applicable rules and regulations of The NASDAQ Stock Market.

        Our nominating/governance committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board of directors and its committees. In addition, the nominating/governance committee oversees our corporate governance guidelines and reporting, reviews related party transactions and makes recommendations to the board of directors concerning director compensation, governance matters and conflicts of interest.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2008, our compensation committee consisted of Domenico Grassi, Philip Livingston, Richard McGinn, Arthur Money, Geoff Mott and George Weiss. No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has during the last completed year served, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        During fiscal 2008, only two of our directors, Philip Livingston and Arthur Money, received compensation for their services as directors.

        The following table provides information for our fiscal year ended June 30, 2008 regarding all plan and non-plan compensation awarded to, earned by or paid to, each person who served as a non-employee director for some portion or all of fiscal 2008. Directors who also serve as our employees, such as our chief executive officer, do not receive additional compensation for their service on the board. Other than as set forth in the table and the narrative that follows it, during fiscal 2008 we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors.

Name	Fees Earned or Paid in Cash	Option awards(1)(2)(3)	Total
David Fries(4)	$—	$—	$—
Domenico Grassi	—	—	—
Philip B. Livingston	43,250	46,483	89,733
Richard A. McGinn	—	—	—
Arthur L. Money	40,500	42,844	83,344
Geoff Mott	—	—	—
Giovanni Saladino(5)	—	—	—
George M. Weiss (Chairman)	—	242,830	242,830
(1)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R. See note 1 of the notes to our consolidated financial statements for a discussion of our assumptions in determining the SFAS 123R values of our option awards.

(2)
On September 5, 2007, we granted an option to purchase 337,965 shares of our common stock to Messrs. Livingston and Money at an exercise price of $0.61385 per share, with a term of ten years, which option vests monthly over two years. The grant date fair value of the award was $111,559. On January 30, 2008, we granted an option to purchase 1,000,000 shares of our common stock to Beechtree Capital LLC, an entity affiliated with Mr. Weiss. The option was fully vested on the date of grant, with an exercise price of $0.865, increasing by 3.23% per year compounded annually on each March 31, from the grant date through the date of exercise, and, as of March 31, 2009, the exercise price was $0.90 per share. The grant date fair value of the award was $242,830.

(3)
The directors' aggregate stock option holdings at June 30, 2008 were: Mr. Fries (59,761), Mr. Grassi (61,089 shares), Mr. Livingston (337,965 shares), Mr. McGinn (298,791 shares), Mr. Money (337,965 shares), Mr. Mott (59,761 shares), Mr. Saladino (61,089 shares) and Mr. Weiss (2,061,089 shares).

(4)
Mr. Fries resigned from our board of directors in June 2008.

(5)
Mr. Saladino resigned from our board of directors in September 2007.

        In December 2008, the Board revised its compensation program for non-employee directors, including cash and equity components. The cash component includes a $20,000 annual retainer fee to be paid on a quarterly basis, a $2,000 board meeting attendance fee for meetings attended in-person, a $500 board meeting attendance fee for board meetings attended via teleconference (however if a teleconference lasts for more than two hours, the $2,000 attendance fee applies), a $5,000 annual committee chair retainer fee to be paid on a quarterly basis, a $2,500 annual committee membership fee paid on a quarterly basis (committee chairs only receive the committee chair retainer fee), and a $1,000 committee meeting fee per meeting held not in conjunction with a board meeting and attended in person or via teleconference. The equity component consists of an option grant of 1.0% of our outstanding stock, on an as-converted to common stock basis, for the chairman or co-chairman of the board, or 0.25% of our outstanding stock, on an as-converted to common stock basis, for the other directors, with a term of ten years, which option vests monthly over two years.

        Following the completion of this offering, we intend to revise our compensation program for our non-employee directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow. For fiscal 2008, our "named executive officers" were Philip Black, our chief executive officer; Eugene Spies, our chief financial officer; Thomas F. Gosnell, our chief executive officer of Nexsan Canada; James Molenda, our executive vice president of sales; and Gregg Pugmire, our executive vice president of business development.

  Philosophy and Objectives

        Our executive compensation program is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, to retain those individuals who continue to perform at or above the levels that we expect and to closely align the compensation of those individuals with our performance on both a short-term and long-term basis. To that end, our executive officers' compensation program has four primary components—base compensation or salary, cash performance bonuses, equity-based incentives, and severance and change of control arrangements. In addition, we provide our executive officers a variety of benefits that in most cases are available generally to all salaried employees.

        We view the components of compensation as related but distinct. Although our compensation committee reviews total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, overall company performance and other considerations we deem relevant.

  Role of the Compensation Committee and the Chief Executive Officer

        Our compensation committee is comprised of five non-employee members of our board of directors, Messrs. McGinn (Chair), Barrall, Harding, Livingston and Money, each of whom is an independent director under NASDAQ rules, an "outside director" for purposes of Section 162(m) of the Internal Revenue Code, and a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934. While our chief executive officer is not a member of the compensation committee, he has historically attended certain committee meetings and assisted the committee by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related information and data. We expect that our chief executive officer will continue to support the committee. Specifically, as the individual to whom our other executive officers directly report, he will be responsible for evaluating individual executive officers' contributions to corporate objectives, as well as their performance relative to individual objectives. We anticipate that our chief executive officer will on an annual basis at or around the beginning of each calendar year make recommendations to the compensation committee with respect to any potential merit salary increases, cash bonuses and equity incentives for our executive officers. We expect that our compensation committee will meet to evaluate, discuss, modify or approve these recommendations. Without the participation of the chief executive officer, the compensation committee as part of the annual review process will conduct a similar evaluation of the chief executive officer's contribution and individual performance and make determinations after the beginning of each calendar year with respect to potential merit salary increases, bonus payments, equity awards, or other forms of compensation for our chief executive officer. The compensation committee reviews and discusses its recommendations regarding compensation for our chief executive officer with the non-employee members of our board of directors.

  Compensation Committee Process

        Our compensation committee has the authority under its charter to engage the services of outside advisors, experts and others for assistance. Historically, the compensation committee did not retain an independent executive compensation consulting firm to assist it in structuring and implementing our executive compensation policies. However, in January 2008, the compensation committee retained Compensia, Inc. to serve as a consultant for the calendar 2008 compensation period. Beginning in January 2008, Compensia began conducting benchmarking analyses of our compensation programs against those of other storage-related companies, which include 3ParData Inc., BlueArc Corporation, Compellent Technologies, Inc., CommVault Systems, Inc., Datalink Corporation, Dataram Corporation, Data Domain, Inc., Dot Hill Systems Corp., Isilon Systems, Inc., Mellanox Technologies, Ltd., Netezza Corporation and Overland Storage, Inc. Except as described below, our compensation committee has not adopted any formal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation.

        We currently intend to perform at least annually a strategic review of our executive officers' overall compensation packages to determine whether they provide adequate incentives and motivation and whether they appropriately compensate our executive officers. For compensation decisions, including decisions regarding the grant of equity compensation, relating to executive officers other than to our chief executive officer, the compensation committee considers recommendations from the chief executive officer.

  Review Process

        Although our fiscal year end is June 30, the compensation committee reviews and makes compensation decisions regarding cash bonus awards for the current year and performance objectives for the coming year each January on a calendar year basis, since our board of directors establishes our financial plan on a calendar year basis. Historically, except with respect to cash bonuses, our compensation committee has reviewed and made changes to executive compensation for individual officers on an as-needed basis, typically as requested by our chief executive officer. For our cash bonuses, the compensation committee reviews data and makes executive compensation decisions on an annual basis, typically during the first quarter of each calendar year for those individuals who receive annual bonuses and also discusses the recommendations of the chief executive officer for those individuals who receive quarterly bonuses. The compensation committee reviews, considers, and may amend the terms and conditions proposed by management. In the future, we intend to conduct annual reviews of our executive compensation, both the overall program and for each individual executive officer. We intend to consider the relative weight of cash and equity compensation and the overall value of our individual executive officer's compensation packages.

        From time to time, the compensation committee may make off-cycle adjustments in executive compensation as it determines appropriate.

  Principal Components of Executive Compensation

        Our executive compensation program consists of four primary components, in addition to benefits generally available to all salaried employees:

  •
  base salary;

  •
  cash bonuses;

  •
  equity-based incentives; and

  •
  severance/change of control arrangements.

        Currently, all of our cash compensation plans for our executive officers provide short-term incentives that are paid within one year. We do not have any deferred cash compensation plans. Our equity-based incentives are long-term incentives that are based on the parameters described below under "Equity-Based Incentives." We believe that a program containing each of these components, combining both short- and long-term incentives, is necessary to achieve our compensation objectives and that collectively these components will be effective in properly incentivizing our executive officers and helping us achieve our corporate goals. Historically, equity compensation in the form of restricted stock and stock options has generally not been a significant portion of our executive officers' compensation program, as our company desired to minimize dilution to our existing investors that would result from such issuances. However, in connection with this offering, our board of directors approved amendments to our employment agreements with each of Messrs. Black, Spies and Pugmire, which provide, among other things, that each such officer will receive an award of shares of our common stock upon the successful completion of an initial public offering. For Messrs. Spies and Pugmire, these awards were approved to satisfy prior commitments we had made to these individuals to issue to them options to purchase shares of our common stock. These arrangements are described below under "Equity-Based Incentives." We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

        Base compensation.    The salaries of Messrs. Black, Spies, Gosnell, Molenda and Pugmire for calendar 2008 were $290,000 (increased to $345,000 effective December 2008), $175,000, $191,500, $138,600 and $170,000, respectively. These amounts reflect our compensation committee's view of the appropriate compensation levels of our named executive officers and remain unchanged for calendar 2009. The compensation committee increased Mr. Black's base salary from $290,000 to $345,000 in December 2008 after a review of Mr. Black's total compensation. It was noted that Mr. Black's salary had not been increased in four years and that his compensation was below the 50th percentile of companies in their peer group identified by Compensia. The compensation committee has generally not awarded increases in annual base compensation, except as warranted based on a change in circumstances, such as an increase in an executive officer's responsibilities or to keep our company's operating expenses in line with our financial plan, particularly as a private company that was not yet profitable.

        Cash bonuses.    We utilize cash bonuses to reward performance achievements. For Messrs. Black, Spies and Gosnell bonus targets are established annually, are based on calendar-year performance and are paid in the first quarter of the calendar year following the calendar year to which the bonus relates. Although our fiscal year end is June 30, we base our annual bonus targets on calendar year performance. Mr. Pugmire's bonus targets are established quarterly based on quarterly performance and are paid in the quarter following the quarter to which the bonus relates. We pay Mr. Pugmire's bonus on a quarterly basis as his roles and responsibilities are more similar to a sales function, which we typically pay on a more frequent basis. Mr. Molenda's sales commission plan is established annually and is paid monthly based on commissions earned in the previous month. The amount of commission Mr. Molenda receives is a specified percentage of sales made, with adjustments made to reflect returns. The bonus target for Messrs. Black and Gosnell is a pre-determined percentage of their base salary and for our other named executive officers a fixed dollar amount. The target bonuses are intended to incentivize each executive officer to achieve the performance targets that are designed to help us achieve our current year financial plan and to provide a competitive level of compensation if the executive officer achieves his performance objectives. For calendar 2008, the target bonus amounts for our named executive officers were determined by our board of directors based on the recommendation of our compensation committee and, with respect to his direct reports, the recommendations of our chief executive officer, and are reflected in their employment agreements with us. For Messrs. Black, Spies and Gosnell, the compensation committee determined the actual bonus amount according to the company's and the executive officer's level of achievement against these performance objectives. Our chief executive officer determined the actual bonus amount earned for calendar 2007 for Mr. Pugmire. For calendar 2008 the target bonus amounts and performance objectives for our executive officers were generally determined by our compensation committee, consistent with each executive's employment contract with us, with input from our board of directors with respect to our chief executive officer, and with input from our chief executive officer with respect to his direct reports.

        The target bonus for our chief executive officer for calendar 2008 was 50% of his base salary. Pursuant to Mr. Black's employment agreement with us, his target bonus may not be less than 50% of his base salary (currently, not less than $172,500). The annual bonus objectives are set forth in his employment agreement with us, which was most recently amended in December 2008, and consisted of: (1) the achievement of financial goals set forth in a financial plan approved by our board of directors based on (a) gross revenue targets, (b) EBITDA and (c) cash reserves, which represent 70% of the target bonus; and (2) other business goals established by the compensation committee, which represent 30% of the target bonus. For calendar 2008, the financial goals for our chief executive officer established by our board of directors were: (a) gross revenue of at least $67 million, on an invoiced basis, (b) EBITDA of at least $3.6 million and (c) cash reserves of at least $6.4 million. Our board of directors chose these financial targets because it believed that, as a growth company, we should reward revenue growth, but only if that revenue growth is achieved cost effectively and adequate cash reserves to fund operations are maintained, since we had not yet been profitable. Our board weighted the financial goals at 70% because it believed that achievement of our financial plan was important to our success. The business goals for our chief executive officer established by our board of directors were to establish distribution relationships for our products and success with original equipment manufacturers. Our board of directors believed that the combination of the financial measures and business goals as the chosen metrics for our chief executive officer were the best indicators of our financial success and the creation of stockholder value. Since the company achieved each of the financial targets and Mr. Black achieved each of the business goals, in January 2009 the compensation committee awarded Mr. Black a bonus of $146,370 for calendar 2008, which represented 100% of his target bonus. This bonus was paid in the first calendar quarter of 2009.

        Mr. Spies' target annual bonus for calendar 2008 was $75,000, as set forth in his employment agreement with us. Mr. Spies' bonus objectives for calendar 2008 were the same as Mr. Black's financial goals described above and, as set forth in his employment agreement, Mr. Spies' bonus was paid out at the same percentage as Mr. Black's bonus was paid. Accordingly, Mr. Spies earned 100% of his $75,000 target bonus for calendar 2008. Mr. Spies' bonus objectives for calendar 2008 were set by our compensation committee and are the same as Mr. Black's financial objectives.

        Mr. Gosnell's target annual bonus for calendar 2008 was 50% of his base salary, or a target of $100,000, and is set forth in his employment agreement with us. Mr. Gosnell's bonus objectives for calendar 2008 were the same as Mr. Black's financial goals described above. Accordingly, Mr. Gosnell earned 100% of his $100,000 target bonus for calendar 2008.

        Our senior vice president of sales, Mr. Molenda earned sales commissions of $210,422 for calendar 2008. Mr. Molenda's commission plan for fiscal 2008 was established by our chief executive officer at the end of calendar 2007 based on the calendar 2008 financial plan approved by our board of directors. In addition, as part of the settlement of the outstanding promissory note to us as described below and under "Related Party Transactions—Restricted Stock Transactions with Certain Related Parties," we forgave approximately $300,000 of Mr. Molenda's indebtedness.

        Mr. Pugmire's target bonus for calendar 2008 was earned quarterly, with a target bonus of $30,000 per quarter. For calendar 2008, our board of directors, in consultation with the compensation committee, established this bonus amount and the general nature of the performance targets. Mr. Pugmire had four performance targets for each quarter of calendar 2008, established by our chief executive officer, each of which was generally weighted at 20% or 30% each quarter: (1) company-wide sales ranging from approximately $18 million to $20 million, which must achieve a level of at least 60% of target, (2) Assureon sales ranging from approximately $1 million to $2 million, (3) Assureon gross margin targets, and (4) non-financial business objectives generally related to progress towards significant partnering relationships. We believed that these measures were appropriate because they incentivize Mr. Pugmire to achieve targets that were consistent with and supported our achieving our company-wide financial plan. Since these targets were achieved at sufficient levels to earn the associated portion of the quarterly bonus, our chief executive officer awarded Mr. Pugmire bonuses of $28,827, $23,935, $17,958 and $23,337 for the first, second, third and fourth quarters of calendar 2008, respectively, representing 96%, 80%, 60% and 78%, respectively, of his target for each quarterly period. For calendar 2009, we expect that our chief executive officer will establish Mr. Pugmire's quarterly bonus objectives.

        Equity-Based Incentives.    Currently, Messrs. Black, Spies and Pugmire have no equity, or options or warrants to acquire equity, in our company. In November 2007, our board of directors approved amendments to our employment agreements with each of these officers to provide for awards of shares of our common stock on the date following the completion of our initial public offering, or IPO Bonus Shares, which vest as set forth below. The number of IPO Bonus Shares these officers are entitled to receive is calculated by dividing the "IPO Bonus Value" for each officer by the initial public offering price per share. We will withhold that value equal to the number of shares having a fair market value equal to the amount of federal, state and local income and employment taxes. The IPO Bonus Value varies based on our "Pre-IPO Value," which is calculated by multiplying the total number of shares of common stock, preferred stock and exchangeable stock actually outstanding immediately prior to the initial public offering by the initial public offering price per share. Based on an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, our Pre-IPO Value would be $         , resulting in an IPO Bonus Value of $                      , $                      and $                      for Messrs. Black, Spies and Pugmire, respectively. The following table sets forth the number of IPO Bonus Shares to be received by each of Messrs. Black, Spies and Pugmire based on a variety of hypothetical initial public offering prices. If the Pre-IPO Value is between any of the values listed in the table, we will calculate the IPO Bonus Value by linear interpolation between the values.

	Philip Black		Eugene Spies and Gregg Pugmire
Pre-IPO Value	IPO Bonus Value	IPO Bonus Shares(1)	IPO Bonus Value	IPO Bonus Shares(1)
(in millions)
$125.0	$3,942,000		$986,000
150.0	5,352,000		1,338,000
175.0	6,763,000		1,691,000
200.0	8,172,000		2,043,000
225.0	9,582,000		2,396,000
(1)
The IPO Bonus Shares held by Messrs. Black, Spies and Pugmire will be fully vested on the date of this offering.

        These officers will receive a lesser number of shares, based on the applicable federal, state and local income and employment taxes to be withheld for such officer.

        Our board of directors awarded the IPO Bonus Shares to reward these officers for our prior performance, including positioning us to effect this offering, to ensure that these officers have a continuing stake in our long-term success and to align them with other executive officers who already had an equity stake in the company. Our board of directors established the vesting schedules related to each executive's employment start date with us and generally aligned those vesting schedules with equity awards granted to our other executive and non-executive employees, which awards typically vest over four years.

        The Board also granted Mr. Molenda an option to purchase 1,200,000 shares of common stock. Effective January 15, 2008, Mr. Molenda satisfied his obligations to us under a promissory note to us in consideration of his surrendering 1,200,000 shares of restricted common stock pledged to us as security under the note at a price of $0.66 per share. As of that date, the total principal amount and accrued and unpaid interest due under the note was $1,104,601. The value of the shares surrendered was approximately $800,000, which was applied to the amount outstanding under the note, and the unpaid balance of $300,601 was forgiven. We forgave this amount in recognition of Mr. Molenda's service to us and to assist in retaining his services. To place Mr. Molenda back in substantially the same economic position he was in prior to the cancellation of the note, we granted Mr. Molenda an option to purchase an additional 1,200,000 shares of our common stock at an exercise price of $0.8687 per share, increasing by 3.23% per year compounded annually on each March 31, from the grant date through the date of exercise and, as of March 31, 2009, the exercise price was $0.90 per share. This option is currently exercisable and expires on March 31, 2013.

        We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates, and because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date the action approving the award is effective.

        During calendar 2008, our board of directors based its determination of the value of our common stock on various factors. In connection with the preparation of our financial statements in anticipation of a potential initial public offering, valuations were performed to estimate the fair value of our common stock for financial reporting purposes through the use of contemporaneous valuations of our common stock.

        Authority to approve stock option grants to executive officers has historically rested with our board of directors, and we expect our board of directors will delegate that authority to our compensation committee in the future. In determining the size of stock option grants to executive officers, our board of directors considers our performance against the strategic plan, individual performance against the individual's objectives, the extent to which shares subject to previously granted options are vested and the recommendations of our chief executive officer and other members of management.

        Prior to the completion of this offering, we expect to adopt a new equity incentive plan described below under "Management—2009 Equity Incentive Plan." The 2009 equity incentive plan will replace our existing 2001 stock plan immediately following this offering and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to directors, executive officers and our other employees.

        Employment Agreements.    We have entered into employment agreements with each of our named executive officers. We entered into our employment contract with Mr. Gosnell in connection with our acquisition of Evertrust. These agreements provide that if such officer is terminated other than for "cause" (which generally includes unauthorized use or disclosure of our confidential information, a material breach of an agreement with us, a material failure to comply with written company policies, commission of a felony or misdemeanor involving moral turpitude, failure to perform assigned duties after written notice, willful misconduct or gross negligence or other acts that constitute cause under applicable state law), or the individual terminates his employment for "good reason" (which generally includes a material reduction in base salary, a material reduction in duties or responsibilities, a transfer of employment requiring a relocation of certain specified distances, and any other action that constitutes a material breach by us of the employment agreement), he is entitled to receive (1) continuation of his salary for a period ranging from six to 12 months, (2) payments of annual target cash bonuses ranging from 50% to 100% over a 12-month period, or in the case of Mr. Molenda, paid monthly, or in the case of Mr. Black, paid when annual bonuses are normally paid, in an amount equal to the amount that he would have received for the year of termination had he been employed the full year, multiplied by a fraction, the numerator of which is the number of days elapsed during the year through the date of his termination, and the denominator of which is 365, and (3) continuation of benefits for periods ranging from six to 12 months. We believe our employment contracts with these officers are necessary for us to attract and retain our executive officers and to maintain competitive compensation arrangements with them.

        Change of Control Arrangements.    Our employment agreements with each of Messrs. Spies and Pugmire provide that if the officer is employed during the three-month period preceding a change of control and on the date of the change of control and he is terminated following the change of control, he is entitled to receive (1) continuation of his salary for six months, (2) a specific percentage of his annual target cash bonuses and (3) continuation of benefits for periods ranging from six to 12 months. The employment agreements with Messrs. Pugmire and Spies provide that the officer is entitled to these benefits only if he is terminated "without cause" or if he terminates his employment for "good reason," (generally as defined above) following the change of control.

        We decided to provide these change of control arrangements to mitigate some of the risk that exists for executives working in a small, dynamic startup company, an environment where there is a meaningful likelihood that we may be acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer. Our change of control arrangements for our executive officers are based on a "double trigger," meaning that the provisions do not become operative upon a change of control unless the executive's employment is terminated involuntarily (other than for cause) or the executive terminates his employment for "good reason" following the transaction. We believe this structure strikes a balance between the incentives and the executive hiring and retention effects described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change of control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn the remainder of their equity awards.

        For a description and quantification of these severance and change of control benefits, see "Executive Compensation—Employment, Severance and Change of Control Arrangements."

        Benefits.    We also provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees: health, dental and vision insurance, life insurance, employee assistance plan, medical and dependent care flexible spending account, short- and long-term disability (generally as defined above), accidental death and dismemberment, and a 401(k) plan.

Summary Compensation Table

        The following table presents information on compensation earned by our named executive officers for our fiscal years ended June 30, 2008 and 2007.

Name and Principal Position	Fiscal Year	Salary(1)	Stock Awards(2)		Option Awards(3)		Non-Equity Incentive Plan Compensation(4)	All Other Compensation			Total
Philip Black President and Chief Executive Officer	2008 2007	$290,000 290,000	$	— —	$	— —	$145,000 119,625	$	— —		$435,000 409,625
Eugene Spies Chief Financial Officer	2008 2007	175,000 166,635		—		— —	75,000 50,000		— —		250,000 216,635
Thomas F. Gosnell(5) Chief Executive Officer Nexsan Canada	2008 2007	231,660 207,539		— —		— —	100,000 80,000		— —		331,660 287,539
James Molenda Executive Vice President of Sales	2008 2007	138,600 138,600		— —		293,526 —	216,430 187,835		300,601 —	(6)	949,157 326,435
Gregg Pugmire Executive Vice President of Business Development	2008 2007	170,000 170,000		— —		— —	109,328 104,242		— —		279,328 274,242
(1)
The amounts in this column include payments in respect of accrued vacation, holidays, and sick days.

(2)
For the IPO Bonus Shares, the amounts in this column represent the dollar amount that would be recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R. See note 1 of the notes to our consolidated financial statements for a discussion of our assumptions in determining the SFAS 123R values of our option awards. For purposes of such calculation, an assumed initial public offering price of $         , the midpoint of the range set forth on the cover of this prospectus was used. For further description of the IPO Bonus Shares and estimates on the number of IPO Bonus Shares that will be awarded, see the section of this prospectus entitled "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Executive Compensation."

(3)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R. See note 1 of the notes to our consolidated financial statements for a discussion of our assumptions in determining the SFAS 123R values of our option awards.

(4)
With the exception of the amount for Mr. Molenda, the amounts in this column represent total performance-based bonuses earned during fiscal 2008 and 2007. These bonuses were based on our financial performance and the executive officer's performance against his specified individual objectives. For a description of these bonuses, see the section of this prospectus entitled "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Executive Compensation." Mr. Molenda received this amount for sales commissions earned in fiscal 2008 and 2007.

(5)
Mr. Gosnell's base salary is set in Canadian dollars. The salary amounts reported are based on the exchange rates of US$1.00 for CDN$1.0101 in effect on June 30, 2008 and US$1.00 for CDN$1.0593 in effect on June 30, 2007. Mr. Gosnell's performance-based bonus is set in U.S. dollars.

(6)
This amount represents the unpaid balance on an outstanding loan obligation that Mr. Molenda had with us, which was forgiven. For a description of this transaction see the section of this prospectus entitled "Related Party Transactions—Restricted Stock Transactions with Certain Related Parties and Related Matters."

Grants of Plan-Based Awards During Fiscal 2008

        The following table provides information with regard to non-equity plan incentive plan awards granted during our fiscal year ended June 30, 2008 that may be earned by each named executive officer:

				All Other Stock Awards: Number of Shares of Stock or Units(2)	All Other Option Awards: Number of Securities Underlying Options
	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
						Grant Date Fair Value of Stock Awards and Option Awards(3)
Name
	Threshold	Target	Maximum(4)
Philip Black	$0	$145,000	$145,000		—	$
Eugene Spies	0	75,000	75,000		—
Thomas F. Gosnell	0	100,000	100,000	—	—		—
James Molenda	0	252,400	—	—	1,200,000		—
Gregg Pugmire	0	120,000	—		—
(1)
Represents target bonuses established for calendar 2008, a portion of which may be earned during the first half of fiscal 2009 (July 1, 2008 through December 31, 2009). For a description of these bonuses, see the section of this prospectus entitled "—Compensation Discussion and Analysis—Cash Bonuses." Mr. Molenda has a sales commission plan, rather than a performance bonus plan.

(2)
Represents IPO Bonus Shares, which will be fully vested on the date of issuance. The number of IPO Bonus Shares these officers are entitled to receive is calculated by dividing the "IPO Bonus Value" for each person by the initial public offering price per share. The IPO Bonus Value varies based on our "Pre-IPO Value," which is calculated by multiplying the total number of shares of common stock, preferred stock and exchangeable stock actually outstanding immediately prior to the initial public offering by the initial public offering price per share. Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, our Pre-IPO Value would be $         , resulting in an IPO Bonus Value of $         , $         and $         for Messrs. Black, Spies and Pugmire would receive         ,         and         IPO Bonus Shares, respectively. For further description of the IPO Bonus Shares and a table showing the potential number of IPO Bonus Shares that will be awarded, see the section of this prospectus entitled "—Compensation Discussion and Analysis—Principal Components of Executive Compensation."

(3)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R. See note 1 of the notes to our consolidated financial statements for a discussion of our assumptions in determining the SFAS 123R values of our option awards. For purposes of such calculation, an assumed initial public offering price of $         , the midpoint of the range set forth on the cover of this prospectus was used.

(4)
Mr. Molenda has a sales commission plan with no maximum amount, and Mr. Pugmire has a performance bonus plan with no maximum amount.

Stock Vested During Fiscal 2008

        None of our named executive officers held shares subject to vesting during fiscal 2008 and none of our named executive officers exercised stock options during fiscal 2008.

Outstanding Equity Awards at June 30, 2008

        The following table shows all outstanding equity awards held by our named executive officers at the end of fiscal year 2008.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price (1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(3)
Philip Black	—		—	—	—		(2)	$
Eugene Spies	—		—	—	—		(2)
Thomas F. Gosnell	—		—	—	—	—			—
James Molenda	1,200,000 1,200,000	(3) (4)	— —	$0.28 0.90	03/31/2013 03/31/2013	— —			— —
Gregg Pugmire	—		—	—	—		(2)
(1)
Represents the fair market value of a share of our common stock on the grant date, as determined by our board of directors.

(2)
Represents IPO Bonus Shares, which will be fully vested on the date of issuance. The number of IPO Bonus Shares these officers are entitled to receive is calculated by dividing the "IPO Bonus Value" for each offer by the initial public offering price per share. The IPO Bonus Value varies based on our "Pre-IPO Value," which is calculated by multiplying the total number of shares of common stock, preferred stock and exchangeable stock actually outstanding immediately prior to the initial public offering by the initial public offering price per share. Based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, Messrs. Black, Spies and Pugmire, would receive          ,         and         IPO Bonus Shares respectively. For further description of the IPO Bonus Shares and a table showing the potential number of IPO Bonus Shares that will be awarded, see the section of this prospectus entitled "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Executive Compensation."

(3)
This option has a ten-year term, is exercisable at $0.28 per share and is subject to a call option held by us exercisable as of March 31, 2009 at $0.90 per share, the exercise price per share for this call option compounds annually at a rate of 3.23%.

(4)
This option is exercisable as of March 31, 2009 at $0.90 per share, the exercise price compounds annually at a rate of 3.23%.

Employment, Severance and Change of Control Arrangements

        We have entered into the following agreements with our executive officers, including our named executive officers:

        Philip Black, our president and chief executive officer, entered into a restated employment agreement with us in November 2007, which was further amended in December 2008. The agreement has an initial term of two years, provided that after one year the agreement will be continuously extended by one day each day so that the term will remain one year until either party provides the other party with written notice of intent not to extend the term of the agreement. The agreement sets Mr. Black's starting base salary at $290,000, subject to annual review by our board of directors. In December 2008, our board of directors approved an increase to Mr. Black's base salary to $345,000, effective December 11, 2008. The agreement entitles Mr. Black to an incentive bonus, as determined by our board of directors, of not less than 50% of his then-current base salary if he achieves his performance objectives as determined by our board of directors. Except as provided below, Mr. Black must be employed on the last day of the calendar year to be eligible to receive the annual bonus for that year. See "Compensation Discussion and Analysis—Cash Bonuses" for more information regarding Mr. Black's incentive bonus. In addition, the agreement provides that if Mr. Black remains employed by us through the effective date of our initial public offering, or IPO, then he will receive "IPO Bonus Shares" as described in "Compensation Discussion and Analysis—Equity-Based Incentives." Mr. Black's minimum IPO Bonus Value is $1.0 million, or             shares, based on an assumed initial public offering price of $             per share, and his maximum IPO Bonus Value is $16.6 million, or             shares, based on an assumed initial public offering price of $             per share. The agreement also provides that if Mr. Black (1) is terminated by us without cause or (2) resigns for good reason (in either case prior to a change of control, or COC), then he will be entitled to receive (a) 12 months of salary continuation (provided that if Mr. Black is a "specified employee" within the meaning of applicable Treasury Regulations, the amount, if any, by which his salary continuation payments during the first six months following his termination of employment exceeds $460,000 (adjusted annually for cost of living increases pursuant to Treasury Regulations) will not be paid to Mr. Black until six months after his termination), (b) 12 months of continued participation in our benefit plans (other than any qualified retirement plan or other deferred compensation plan), and (c) a cash bonus payable when annual bonuses are normally paid in an amount equal to the amount that he would have received for the year of termination had he been employed the full year multiplied by a fraction, the numerator of which is the number of days elapsed during the year through the date of his termination, and the denominator of which is 365. Mr. Black has also agreed not to compete with us or solicit any of our employees, customers or vendors for the one-year period following his termination of employment with us.

        Eugene Spies, our chief financial officer, entered into a restated employment agreement with us in November 2007. The agreement sets Mr. Spies' base salary at $175,000 and his eligibility to receive an annual target bonus of $75,000, which shall be paid out at the same percentage that our chief executive officer receives on his annual bonus. If Mr. Spies remains employed by us through the effective date of an IPO, or if his employment is terminated by us within three months before the IPO, then he will receive IPO Bonus Shares as described in "Compensation Discussion and Analysis—Equity-Based Incentives." Mr. Spies' minimum IPO Bonus Value is $250,000, or             shares based on an assumed initial public offering price of $             per share, and his maximum IPO Bonus Value is $4.2 million, or             shares, based on an assumed initial public offering price of $             per share. Mr. Spies' IPO Bonus Shares will be fully vested on the date of the offering. Additionally, the agreement provides that if Mr. Spies (1) is terminated by us without cause or (2) resigns after a COC for good reason, then he will receive (a) six months of salary continuation (provided that if Mr. Spies is a "specified employee" within the meaning of applicable Treasury Regulations, the amount, if any, by which his salary continuation payments during the first six months following his termination of employment exceeds $460,000 (adjusted annually for cost of living increases pursuant to Treasury Regulations) will not be paid to Mr. Spies until six months after his termination), (b) 50% of the bonus he would have received if he had remained employed through the end of the year payable when annual bonuses are normally paid, and (c) six months of continued participation in our benefit plans (other than any qualified retirement plan or deferred compensation plan).

        Thomas F. Gosnell, our chief executive officer of Nexsan Canada, entered into an employment agreement with us in March 2005. The agreement terminates upon Mr. Gosnell's death, disability for three consecutive months or 120 days within a 12-month period, dismissal for cause, dismissal without cause, or Mr. Gosnell's resignation upon giving us 120 days advance written notice. The agreement sets Mr. Gosnell's base salary at US$200,000. In addition, Mr. Gosnell is eligible to receive an annual incentive bonus of up to 50% of his annual base salary based on goals established by the board of directors related to our gross revenue and earnings (before interest, taxes, depreciation and amortization) and based on the budget approved by the board for the year. If our board of directors requires Mr. Gosnell to relocate to Southern California, we shall reimburse his relocation expenses (up to US$50,000) and Mr. Gosnell's annual base salary and bonus will be increased by 25%. If Mr. Gosnell is terminated without cause, then subject to his signing a release, he is entitled to receive his then-current base salary for a period of 12 months and 50% of his target bonus. Mr. Gosnell's agreement was amended in November 2007 to clarify the bonus metrics for 2007 and subsequent years. See "Compensation Discussion and Analysis—Cash Bonuses." The agreement prohibits Mr. Gosnell, until 12 months from the date he ceases to be employed by us, from providing services to certain of our competitors and soliciting our employees and customers. In addition, Mr. Gosnell is prohibited from owning more than two percent of the issued and outstanding securities of any of our publicly traded competitors.

        James Molenda, our executive vice president of sales, entered into an amended employment agreement with us in January 2007, which provides for a four-year term. The agreement sets Mr. Molenda's starting base salary at $138,600. In addition, Mr. Molenda will earn a sales-related bonus based on a formula determined by our chief executive officer. In addition, if Mr. Molenda's employment is terminated by us without cause, or if he resigns for good reason, (as those terms are defined in his agreement), then Mr. Molenda will be entitled to receive continuation of his base salary for 12 months, plus a cash bonus on a monthly basis for 12 months that equals the average monthly bonus received during the prior 12 months. Mr. Molenda has also agreed not to compete with us or solicit any of our employees, customers or vendors for the one-year period following his termination of employment with us. If Mr. Molenda fails to honor these restrictive covenants, he will forfeit any unpaid severance benefits and he must repay any severance benefits he previously received.

        Gregg Pugmire, our executive vice president of business development, entered into an employment agreement with us in November 2007. The agreement established Mr. Pugmire's base salary at $170,000. In addition, he became eligible to receive a quarterly target bonus of $30,000 based on meeting certain performance targets, such as Assureon revenue and gross margin targets, Company-wide sales and non-financial business objectives generally related to progress towards significant partnering relationships. See "Compensation Discussion and Analysis—Cash Bonuses." Except as provided below, Mr. Pugmire must be employed on the last day of the quarter to be eligible for its associated quarterly bonus. If Mr. Pugmire remains employed by us through the effective date of an IPO or if his employment is terminated by us within three months before the IPO, then he will receive IPO Bonus Shares as described in "Compensation Discussion and Analysis—Equity-Based Incentives." Mr. Pugmire's minimum IPO Bonus Value is $250,000, or             shares based on an assumed initial public offering price of $              per share, and his maximum IPO Bonus Value is $4.2 million, or             shares, based on an assumed initial public offering price of $                          per share. Mr. Pugmire's IPO Bonus Shares will be fully vested on the date of the offering. Additionally, the agreement provides that if Mr. Pugmire (1) is terminated by us without cause or (2) resigns after a COC for good reason, then he will receive (a) six months of salary continuation (provided that if Mr. Pugmire is a "specified employee" within the meaning of applicable Treasury Regulations, the amount, if any, by which his salary continuation payments during the first six months following his termination of employment exceeds $460,000 (adjusted annually for cost of living increases pursuant to Treasury Regulations) will not be paid to Mr. Pugmire until six months after his termination), (b) two-thirds of his maximum quarterly bonus for two quarters payable at the time such quarterly bonuses would normally have been paid, and (c) six months of continued participation in our benefit plans (other than any qualified retirement plan or deferred compensation plan).

Potential Payments Upon Termination or Change in Control

        The values of the severance, vesting acceleration, vacation payouts and benefit plan premiums shown in the table below were calculated based on the assumption that the resignation, termination or change in control, if applicable, occurred and the named executive officer's employment terminated on June 30, 2008, and the employment agreements currently in effect with each of our named executive officers were in effect on that date.

Name	Nature of Payment or Benefit(1)	Voluntary Resignation or Termination for Cause		Termination Without Cause Prior to a Change in Control	Termination Without Cause After a Change in Control	Constructive Termination(2)
Philip Black	Severance Target Bonus Benefit Plan Premiums(4) Vacation Payout Accelerated exercisability of stock options	$	— — — 26,334 —	$345,000 86,250 16,000 26,334 —	$345,000 86,250 16,000 26,334 —		$345,000 86,250 16,000 26,334 —

	Total Value		$26,334	$473,584	$473,584		$473,584

Eugene Spies	Severance Target Bonus Benefit Plan Premiums(4) Vacation Payout Accelerated exercisability of stock options	$	— — — 11,931 —	$87,500 37,500 2,000 11,931 —	$87,500 37,500 2,000 11,931 —		$87,500 37,500 2,000 11,931 —

	Total Value		$11,931	$138,931	$138,931		$138,931

Thomas F. Gosnell	Severance Target Bonus Benefit Plan Premiums(4) Vacation Payout Accelerated exercisability of stock options	$	— — — 48,701 —	$200,000 50,000 3,000 48,701 —	$200,000 50,000 3,000 48,701 —	$	— — — 48,701 —

	Total Value		$48,701	$301,701	$301,701		$48,701

James Molenda	Severance Target Bonus(3) Benefit Plan Premiums(4) Vacation Payout Accelerated exercisability of stock options	$	— — — 11,993 —	$138,600 210,422 16,000 11,993 —	$138,600 210,422 16,000 11,993 —		$138,600 210,422 16,000 11,993 —

	Total Value		$11,993	$377,015	$377,015		$377,015

Gregg Pugmire	Severance Target Bonus Benefit Plan Premiums(4) Vacation Payout Accelerated exercisability of stock options	$	— — — 11,040 —	$85,000 40,000 6,000 11,040 —	$85,000 40,000 6,000 11,040 —		$85,000 40,000 6,000 11,040 —

	Total Value		$11,040	$142,040	$142,040		$142,040

(1)
The amounts reported for severance and benefit plan premiums are payable monthly over the applicable term.

(2)
Mr. Black's employment agreement provides for these benefits upon a constructive termination occurring prior to a change in control. Messrs. Spies, Molenda and Pugmire would receive these benefits for a constructive termination occurring prior to or after a change in control.

(3)
Based on the target bonus earned by the named executive officer for calendar 2008.

(4)
Includes amounts payable by us for health, dental and vision insurance, life insurance, and short- and long-term disability, accidental death and dismemberment.

Equity Incentive Plans

        This section contains a summary of our equity incentive plans. To date, options to purchase shares of our common stock have been granted under our 2001 stock plan or pursuant to non-plan grants described below. Upon the completion of this offering, we expect that our 2001 stock plan will be terminated, and thereafter we will grant equity awards only from our 2009 equity incentive plan. The following descriptions are qualified by the terms of the actual plans filed as exhibits to the registration statement, of which this prospectus is a part.

  2009 Equity Incentive Plan

        We expect that our board of directors will adopt our 2009 equity incentive plan prior to the completion of this offering. The 2009 equity incentive plan will serve as the successor equity compensation plan to our 2001 stock plan. This plan will become effective upon adoption and will terminate ten years from adoption.

  2001 Stock Plan and Non-Plan Stock Options

        Our board of directors adopted and our stockholders approved our 2001 stock plan in January 2001. We have reserved an aggregate of 13,083,878 shares of our common stock for issuance under our 2001 stock plan. As of March 31, 2009, options to purchase 11,306,872 shares of our common stock were outstanding under our 2001 stock plan. This plan will terminate upon adoption of our 2009 equity incentive plan, and thereafter no additional options will be granted under this plan. However, all stock options and stock purchase rights outstanding on the termination of the 2001 stock plan will continue to be governed by the terms and conditions of the 2001 stock plan.

        The 2001 stock plan is administered by our board of directors or a committee that may be appointed by our board, which has exclusive authority to grant awards under the 2001 stock plan and to make all interpretations and determinations affecting the 2001 stock plan. The board of directors has the sole discretion, for example, to determine the individuals to be granted awards, the type of award granted, the number of shares of common stock to be subject to each award granted, the exercise price of each award, the conditions with respect to vesting and exercisability of awards and all other conditions of any award under the 2001 stock plan.

        Participation in the 2001 stock plan is limited to our directors, officers, employees and consultants who are selected from time to time by the board of directors or by a committee appointed by the board of directors. Awards under the 2001 stock plan may be in the form of incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, non-qualified stock options which are not intended to meet the requirements of Section 422 of the Internal Revenue Code, or stock purchase rights. Stock purchase rights are subject to repurchase by us on terms and conditions determined by the board of directors. Under the terms of the plan, the vesting of awards under our 2001 stock plan will accelerate upon a change in control unless the successor corporation assumes or substitutes for the options.

        In April 2003, our board of directors granted options to purchase an aggregate of 4,237,500 shares of our common stock to one of our named executive officers, one entity with whom a member of our board of directors is affiliated and two of our former officers. These options are subject to call options and were not granted under our 2001 stock plan. In January 2008, our board of directors granted options to purchase an aggregate of 3,700,000 shares of our common stock to one of our named executive officers, one entity with whom a member of our board of directors is affiliated and one of our former officers. These options were not granted under our 2001 stock plan.

Additional Employee Benefit Plans

  401(k) Plan

        We offer a 401(k) plan to all U.S. employees who meet specified eligibility requirements. The plan provides for voluntary deferred tax contributions subject to certain IRS limitations. We presently do not match participant contributions. Participants are immediately vested in their contributions plus actual earnings thereon.

  Retirement Savings Plan

        We also offer a retirement savings plan to all eligible U.K. employees. Under this plan, our contributions and our employees' contributions and accumulated plan earnings qualify for favorable tax treatment under applicable U.K. tax regulations. To date, our contributions to this plan have been immaterial.

Indemnification of Directors and Executive Officers and Limitation of Liability

        Our restated certificate of incorporation and bylaws, which will be in effect upon the completion of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our bylaws will provide that we will advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her action in that capacity, regardless of whether Delaware law would otherwise permit indemnification. In addition, the restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to us or our stockholders, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions or derive an improper personal benefit from their action as directors.

        We will enter into indemnification agreements with each of our directors and officers. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding, and obligate us to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe provisions in our restated certificate of incorporation, bylaws and indemnification agreements are necessary to attract and retain qualified persons to serve as directors and officers. In addition, we expect to maintain liability insurance which insures our directors and officers against certain losses under certain circumstances.

        The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

        In addition to the executive and director compensation arrangements discussed above under "Executive Compensation," the following is a description of transactions since July 1, 2005 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Evertrust Acquisition

        In November 2007, we issued to the former shareholders of Evertrust, or the Evertrust Sellers, in the aggregate, 753,442 shares of our common stock and 1,282,888 shares of our exchangeable stock. This issuance was made pursuant to the Evertrust purchase agreement, dated March 14, 2005, which stipulated that the Evertrust Sellers were to receive the additional shares upon the satisfaction of certain performance targets. Although the performance targets were not satisfied in full, we issued the additional shares of our common stock and exchangeable stock in full satisfaction of all of our obligations arising under the Evertrust purchase agreement in consideration of mutual releases and other undertakings by the Evertrust Sellers. Of these shares, Mr. Gosnell, our chief executive officer of Nexsan Canada, the chief executive officer of Evertrust and a significant shareholder of Evertrust, received all of the exchangeable stock and Ms. Hotter received 101,817 shares of our common stock. The initial consideration for this acquisition consisted of payments to the Evertrust Sellers, in the aggregate, of approximately $1.25 million in cash, 2,109,638 shares of our common stock, 3,592,086 exchangeable stock of our Canadian subsidiary's common stock, and one share of our Series B preferred stock issued in connection with the exchangeable stock. The aggregate consideration, including $316,000 of direct acquisition costs, had a value of approximately $5.0 million. Of these shares, Mr. Gosnell received all of the exchangeable stock and Esther Hotter, his wife, received 285,087 shares of our common stock.

Issuance of Convertible Bridge Debt to Stockholders

        In January and August 2006, we completed two bridge financings with funds provided by existing stockholders, including affiliates of VantagePoint Venture Partners, RRE Ventures, and First Gen-e, each of which holds or controls entities holding at least 5% of our outstanding capital stock and has an affiliate serving on our board of directors, and entities controlled by George Weiss, one of our directors. The first was completed in January 2006 with the issuance of our 8% Secured Convertible Subordinated Promissory Notes dated January 27, 2006 in the aggregate original principal amount of $2.0 million, and the second was completed in August 2006 with the issuance of our 8% Secured Convertible Subordinated Bridge Notes dated August 8, 2006 in the aggregate original principal amount of $2.0 million. See the table under "Sales of Series C Preferred Stock" for the largest principal amounts outstanding for notes held by our affiliates. Pursuant to the F.T.Q. financing described below, noteholders representing substantially all of the principal amount of the January notes and the August notes, elected to convert the then outstanding principal and accrued interest on the notes into shares of our Series C preferred stock at a conversion price per share of $0.39667 for the January notes, and $0.50 per share for the August notes, resulting in the issuance of an aggregate of 9,706,012 shares of Series C preferred stock.

Issuance of Convertible Bridge Debt

        On November 2, 2006, we issued a $3.0 million note, or the Terrapin Note, to Terrapin Partners Nexsan Partnership, L.P., or Terrapin, which bears interest at 8% per year. We amended the Terrapin Note in 2007 to provide that the outstanding principal and accrued and unpaid interest on the Terrapin Note would be due and payable on August 15, 2008, and at the option of Terrapin, a date not later than November 15, 2008. On March 26, 2008, we amended and restated the Terrapin Note to allow Terrapin to extend the November 15, 2008 date to a date not later than November 30, 2009, the later of which we refer to as the Maturity Date. The Terrapin Note was repaid in full on March 2, 2009, and Terrapin no longer beneficially owns more than 5% of our outstanding common stock.

Sale of Series C Preferred Stock

        On March 29, 2007, we consummated an investment transaction with Fonds de solidarité des travailleurs du Québec (F.T.Q.) pursuant to which F.T.Q. purchased 15,000,000 shares of our Series C preferred stock for cash consideration of $7.5 million. As a result of its purchase of these shares, F.T.Q. became a holder of more than 5% of our capital stock. In addition, the subscription agreement with F.T.Q. terminates upon the consummation of a qualified public offering. Immediately prior to the consummation of this offering, each outstanding share of Series C preferred stock will convert into one share of our common stock.

        The following table describes the number of shares of Series C preferred stock issued to holders of more than 5% of our outstanding capital stock and an entity affiliated with a member of our board of directors.

Investor	Shares of Series C Preferred Stock	Aggregate Purchase Price(1)	Percentage of Total Series C Preferred Stock
F.T.Q.	15,000,000	$7,500,000	60.71%
Entities affiliated with VantagePoint Venture Partners	3,970,092	1,752,202	16.07
Entities affiliated with RRE	1,194,998	527,494	4.84
Entity affiliated with George Weiss(2)	284,647	125,628	1.15
First Gen-e—Servicos de Consultoria SA	2,491,064	1,102,777	10.08
(1)
Except for F.T.Q., the purchase price was paid by conversion of outstanding indebtedness under the January 2006 and August 2006 convertible bridge debt to stockholders described above.

(2)
Beechtree Capital, LLC, or Beechtree, a company controlled by George Weiss, one of our directors, purchased these shares of Series C preferred stock.

Amended and Restated Stockholders' Agreement and Third Amended and Restated Registration Rights Agreement

        We entered into an amended and restated stockholders' agreement, dated March 29, 2007, as further amended in April 2009, with the holders of our Series A preferred stock and Series C preferred stock, including F.T.Q., VantagePoint Venture Partners, RRE, Beechtree and First Gen-e, and a number of the holders of our common stock. The stockholders' agreement, as amended provides, among other things, (1) that VantagePoint Venture Partners and First Gen-e each have the right to designate two directors and that F.T.Q., RRE Ventures and Beechtree each have the right to designate one director to our board of directors; however, RRE Ventures has opted to no longer exercise this right, (2) certain rights of first refusal and co-sale with respect to transfers by our stockholders who are a party to the agreement, and (3) certain preemptive rights with respect to certain issuances of our securities. The April 2009 amendments increased the number of directors constituting our board of directors from eight to nine and provided that one member of our board of directors should be an individual determined by the board to be independent and elected by holders of our outstanding Series A preferred stock, Series C preferred stock and common stock, voting together as a single class on an as-if converted to common stock basis. Upon consummation of this offering, the amended and restated stockholders' agreement will terminate.

        We also entered into a third amended and restated registration rights agreement, dated March 29, 2007, with the holders of our Series A preferred stock and Series C preferred stock including F.T.Q., VantagePoint Venture Partners, RRE, Beechtree and First Gen-e, and a number of the holders of our common stock. We amended this agreement on November 14, 2007 to clarify that the Evertrust holders who received shares of our common stock and exchangeable stock in connection with our acquisition of Evertrust would have registration rights with respect to such shares issuable upon conversion of the exchangeable stock and on December 31, 2007 to provide that the stockholder parties to the agreement did not have "piggy back" registration rights in connection with an initial public offering of our capital stock. We further amended this agreement in March 2008 to provide that the April 2003 and January 2008 stock options described in "—Restricted Stock Transactions with Certain Related Parties and Related Matters" have registration rights under this agreement. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

Consulting Agreement with Beechtree Capital, LLC

        Beechtree was a party to an Amended and Restated Consulting Agreement with us, dated July 9, 2001, which expired on January 4, 2006. The agreement provided, among other things, that Beechtree would provide the services of Mr. Weiss to our company to render advice and assistance to us on business related matters, strategic corporate planning and financial matters. Beechtree was compensated at a rate of approximately $8,333 per month from January 4, 2001 to July 1, 2001 and approximately $16,667 per month beginning July 2001 and continuing until the expiration of the agreement in January 2006. We paid total consulting fees to Beechtree of $200,000, $100,000 and $0, in fiscal 2005, 2006 and 2007, respectively. Under the agreement, we also issued Beechtree restricted stock purchase rights for 1,000,000 shares of our common stock. The restricted stock purchase agreements are described below.

Restricted Stock Transactions with Certain Related Parties and Related Matters

Restricted Stock Transactions with Former Executive Officer

        On January 4, 2001, we sold 2,000,000 shares of our restricted common stock to Diamond Lauffin, then our executive vice president, pursuant to our 2001 stock plan, at a purchase price of $0.66 per share. In payment for the shares, Mr. Lauffin executed a promissory note in the original principal amount of $1.32 million. The original due date of the note was January 4, 2006 and the note bore interest at the rate of 5.61% per year. We had recourse under the note for the accrued and unpaid interest and up to 33 1/3% of the original principal amount of the note. Mr. Lauffin pledged all of the purchased shares to secure the note. The shares were subject to vesting over time and achievement of revenue targets. As of the date of the sabbatical agreement described below, 1,500,000 of Mr. Lauffin's restricted shares had vested and the remaining 500,000 restricted shares were subject to a repurchase option in our favor.

        On April 1, 2003, we issued Mr. Lauffin options to purchase 2,000,000 shares of our common stock exercisable through April 1, 2013 at an exercise price of $0.28 per share. At the same time, Mr. Lauffin granted us an option to purchase the 2,000,000 shares covered by the option referred to in the preceding sentence at an exercise price of $0.746 per share. The exercise price on the call option increases at the rate of 3.23% per year after April 1, 2003 and, as of March 31, 2009 the call price was $0.90 per share.

        On October 23, 2006, we entered into a sabbatical agreement with Mr. Lauffin under which he ceased to serve as executive vice president and his employment with us terminated on January 4, 2007. Under the terms of the sabbatical agreement, we engaged a company controlled by Mr. Lauffin to provide the services of Mr. Lauffin as a consultant to us from January 4, 2007 through January 4,

2008. The consulting fees payable during the sabbatical period were at an annualized rate of $148,604 plus a monthly commission of 0.4348% of total worldwide sales. We paid a total of $278,000 in consulting fees under this agreement.

        On December 19, 2007, we amended the note issued to us in 2001 to provide that the note would be recourse to Mr. Lauffin only in an amount equal to the difference between (1) the amount actually applied to the payment of principal and accrued but unpaid interest on the note and (2) 33 1/3% of the original principal amount of the note.

        On December 13, 2007, we entered into a termination agreement with Mr. Lauffin in connection with the termination of the sabbatical agreement. Pursuant to the termination agreement, effective January 4, 2008, Mr. Lauffin satisfied a portion of his obligations to us under the note in consideration of his surrendering the 2,000,000 shares of restricted common stock pledged to us as security under the 2001 note at a price of $0.66 per share. As of that date, the total principal amount and accrued and unpaid interest due under the note was approximately $1.8 million. The value of the shares surrendered was approximately $1.3 million, which was applied to the amount outstanding under the note, and the unpaid balance of $518,567 was forgiven. To place Mr. Lauffin back in substantially the same economic position he was in prior to the cancellation of the note, we granted Mr. Lauffin an option to purchase an additional 1,500,000 shares of our common stock at an exercise price of $0.865 per share, increasing by 3.23% per year compounded annually on each March 31 from the grant date through the date of exercise. This option is currently exercisable at an exercise price of $0.90 per share and expires on March 31, 2013.

Restricted Stock Transactions with Current Executive Officer

        On January 4, 2001, we sold 1,200,000 shares of our restricted common stock to James Molenda, our executive vice president of sales, pursuant to our 2001 stock plan, at a purchase price of $0.66 per share. In payment for the shares, Mr. Molenda executed a promissory note in the original principal amount of $792,000. The original due date of the note was January 4, 2006 and the note bore interest at the rate of 5.61% per year. We had recourse under the note for the accrued and unpaid interest and up to 33 1/3% of the original principal amount of the note. Mr. Molenda pledged all of the purchased shares to secure the note. The shares were subject to vesting over time and achievement of revenue targets. All of Mr. Molenda's restricted shares vested during the 2007 calendar year.

        On April 1, 2003, we issued Mr. Molenda options to purchase 1,200,000 shares of our common stock exercisable through April 1, 2013 at an exercise price of $0.28 per share. At the same time, Mr. Molenda granted us an option to purchase the 1,200,000 shares covered by the option referred to in the preceding sentence at a per share exercise price of $0.746. The exercise price on the call option increases at the rate of 3.23% per year after April 1, 2003 and, as of March 31, 2009, the call price was $0.90 per share.

        On November 1, 2007, we amended the promissory note he issued to us in 2001 to modify the maturity date of the note to the earlier of January 15, 2008 or the date we determined that payment was due and necessary under the Sarbanes-Oxley Act. The note was also amended to provide that the note would be recourse to Mr. Molenda only in an amount equal to the difference between (1) the amount actually applied to the payment of principal, after payment of costs, expenses and accrued and unpaid interest on the note and (2) 33 1/3% of the original principal amount of the note.

        Effective January 15, 2008, Mr. Molenda satisfied his obligations to us under the note in consideration of his surrendering the 1,200,000 shares of restricted common stock pledged to us as security under the 2001 note at a price of $0.66 per share. As of that date, the total principal amount and accrued and unpaid interest due under the note was $1,104,601. The value of the shares surrendered was approximately $800,000, which was applied to the amount outstanding under the note, and the unpaid balance of $300,601 was forgiven. To place Mr. Molenda back in substantially the same economic position he was in prior to the cancellation of the note, we granted Mr. Molenda an option to purchase an additional 1,200,000 shares of our common stock at an exercise price of $0.8687 per share, increasing by 3.23% per year compounded annually on each March 31 from the grant date through the date of exercise. This option is currently exercisable at an exercise price of $0.90 per share and expires on March 31, 2013.

Restricted Stock Transactions with Affiliate of Current Director

        On January 4, 2001, we sold 500,000 shares of our restricted common stock to Beechtree pursuant to our 2001 stock plan, at a purchase price of $0.66 per share. In payment for the shares, Beechtree executed a promissory note in the original principal amount of $330,000. The original due date of the note was January 4, 2006 and the note bore interest at the rate of 5.61% per year. On July 9, 2001, we sold an additional 500,000 shares of our restricted common stock to Beechtree pursuant to our 2001 stock plan at a purchase price of $0.49 per share. In payment for these shares, Beechtree executed a promissory note in the original principal amount of $245,000. The original due date of the note was January 4, 2006 and the note bore interest at the rate of 5.12% per year. We had recourse under each of the notes for the accrued and unpaid interest and up to 33 1/3% of the original principal amount of each note. Beechtree pledged all of the purchased shares to secure the notes. The shares were subject to vesting over time. As of March 31, 2009, all of Beechtree's restricted shares had vested.

        On April 1, 2003, we issued Beechtree options to purchase 1,000,000 shares of our common stock exercisable through April 1, 2013 at an exercise price of $0.28 per share. At the same time, Beechtree granted us an option to purchase the 1,000,000 shares covered by the option referred to in the preceding sentence at a per share exercise price of $0.746. The exercise price on the call option increases at the rate of 3.23% per year after April 1, 2003 and, as of March 31, 2009, the call price was $0.90 per share.

        Effective January 30, 2008, Beechtree satisfied a portion of its outstanding obligations to us under the notes in consideration of its surrender of the 1,000,000 shares of restricted common stock pledged to us as security under the 2001 notes at a price of $0.66 and $0.49 per share, respectively. As of that date, the total principal amount and accrued and unpaid interest due under the notes was $788,389. The value of the shares surrendered was approximately $670,000, which was applied to the amount outstanding under the notes, and the unpaid balance of $118,389 was forgiven. To place Beechtree back in substantially the same economic position it was in prior to the cancellation of the notes, we granted Beechtree an option to purchase an additional 1,000,000 shares of our common stock at an exercise price of $0.865 per share, increasing by 3.23% per year compounded annually on each March 31 from the grant date through the date of exercise. This option is currently exercisable at an exercise price of $0.90 per share and expires on March 31, 2013.

Indemnification Agreements

        In addition to the indemnification provided for in our restated certificate of incorporation and bylaws, we will enter into indemnification agreements with each of our current directors and officers prior to the completion of this offering. These agreements will require us to indemnify each such person against expenses and liabilities incurred by such person in connection with a proceeding related to such person's services for us, and to advance expenses incurred in connection with such proceeding, all subject to limited exceptions. See "Executive Compensation—Indemnification of Directors and Executive Officers and Limitation of Liability."

Review, Approval or Ratification of Transactions with Related Parties

        We adopted a related party transaction policy in February 2008. This policy requires that transactions with related parties shall be subject to approval or ratification by our nominating/governance committee. The committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Prior to the adoption of this policy, a majority of disinterested members of our board of directors reviewed and approved any potential related party transaction prior to our entering into the proposed transaction. In the event a member of our nominating/governance committee or other member of board of directors is a related party, such member shall not participate in any discussion or approval of a related party transaction, except that such member shall provide all material information concerning the related party transaction to our nominating/governance committee.

        All related party transactions are subject to the approval or ratification of our nominating/governance committee, except transactions that involve compensation between us and any of our executive officers, which require the approval of our compensation committee, or transactions that are available to all employees generally.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table presents information as to the beneficial ownership of our common stock as of March 31, 2009, as adjusted to reflect the sale of common stock offered by us in this offering, by:

  •
  each of the named executive officers listed in the summary compensation table;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

        We have determined beneficial ownership in accordance with SEC rules. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2009 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        The number of shares beneficially owned and percentage of our common stock outstanding before and after the offering is based on 119,283,865 shares of our common stock outstanding on

March 31, 2009. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Nexsan Corporation, 555 St. Charles Drive, Suite 202, Thousand Oaks, CA 91360.

	Shares Beneficially Owned Prior to This Offering				Shares Beneficially Owned After This Offering
Name of Beneficial Owner				Number of Shares Being Offered
	Number	Percentage			Number	Percentage
Directors and Named Executive Officers
Philip Black(1)			%	—
Thomas F. Gosnell(2)	5,261,878	4.4
James Molenda(3)	2,400,000	2.0		—	2,400,000	*
Gregg Pugmire(1)				—
Eugene Spies(1)				—
Geoff Barrall	—	*		—	—	*
Domenico Grassi(4)	61,089	*		—	61,089	*
Richard A. McGinn(5)	592,476	*		—	592,476	*
Arthur L. Money(6)	323,883	*		—	323,883	*
Geoff Mott(7)	94,329	*		—	94,329	*
Philip B. Livingston(8)	281,638	*		—	281,638	*
George M. Weiss(9)	6,381,270	5.3		—	6,381,270
William J. Harding(10)	—	*		—	—	*
All officers and directors as a group (17 persons)(11)
5% Stockholders
First Gen-e—Servicos de Consultoria SA(12)	25,431,549	21.3		—	25,431,549
The Fonds de solidarité des travailleurs du Québec (F.T.Q.)(13)	15,000,000	12.6		—	15,000,000
Entities affiliated with RRE Ventures(14)	8,757,991	7.3		—	8,757,991
Entities affiliated with VantagePoint Venture Partners(15)	29,593,610	24.7		—	29,593,610
*
Less than 1%

(1)
Consists of                      ,                       and                       shares of our common stock issuable to Messrs. Black, Pugmire and Spies, respectively, immediately following the completion of this offering, or IPO Bonus Shares, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus. See "Executive Compensation—Compensation Discussion and Analysis—Equity-Based Incentives" for a description of the effect of an increase or decrease in the initial public offering price per share on the number of IPO Bonus Shares. The IPO Bonus shares for Messrs. Black, Spies and Pugmire will be fully vested on the date of the offering.

(2)
Consists of 4,874,974 shares of exchangeable stock of our Canadian subsidiary held by Mr. Gosnell, which will be exchanged for the same number of shares of our common stock upon the completion of this offering. Also includes 386,904 shares of common stock held by Esther Hotter, Mr. Gosnell's wife. Mr. Gosnell's address is c/o Nexsan Technologies Canada, 1405 Rte Trans-Canada, Dorval, QC H9P 2V9. See the section of this prospectus entitled "Related Party Transactions—Evertrust Acquisition."

(3)
Consists of 2,400,000 shares issuable upon exercise of outstanding stock options held by Mr. Molenda, all of which shares are currently exercisable. 1,200,000 of the option shares held by Mr. Molenda are subject to a call option held by us. See the section of this prospectus entitled "Related Party Transactions—Restricted Stock Transactions with Certain Related Parties and Related Matters."

(4)
Includes 61,089 shares issuable upon exercise of outstanding stock options held by Mr. Grassi, which shares will be exercisable within 60 days of March 31, 2009. Excludes 25,431,549 shares held by First Gen-e—Servicos de Consultoria SA (First Gen-e) (see note 12). Mr. Grassi disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Grassi's address is c/o First Gen-e—Servicos de Consultoria SA, c/o Banca Gesfid, Via Adamini 10a, Casella Postale 2619, CH-6901 Lugano, Switzerland.

(5)
Includes 62,500 shares of our common stock and 529,976 shares issuable upon exercise of outstanding stock options held by Mr. McGinn, which shares will be exercisable within 60 days of March 31, 2009. Excludes 8,757,991 shares held by entities affiliated with RRE Ventures (see note 14). Mr. McGinn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(6)
Consists of 323,883 shares issuable upon exercise of outstanding stock options, which shares will be exercisable within 60 days of March 31, 2009.

(7)
Includes 2,217 shares of our common stock and 92,112 shares issuable upon exercise of outstanding stock options held by Mr. Mott, which shares will be exercisable within 60 days of March 31, 2009. Excludes 29,593,610 shares held by entities affiliated with VantagePoint (see note 15). Mr. Mott disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(8)
Consists of 281,638 shares issuable upon exercise of outstanding stock options, which shares will be exercisable within 60 days of March 31, 2009.

(9)
Consists of (a) 940,926 shares held by Beechtree Capital, LLC, (b) 61,089 shares issuable upon exercise of outstanding stock options, which shares will be exercisable within 60 days of March 31, 2009, and 2,000,000 shares issuable upon exercise of options held by Beechtree which will be exercisable within 60 days of March 31, 2009, 1,000,000 of which option shares are subject to call options held by us, (c) 2,425,226 shares held by CDLM-Weiss Associates, (d) 100,001 shares held by CDLM-Investments Ltd. and (e) 854,028 shares held by DLG Investment Partnership. Mr. Weiss is the sole member of Beechtree Capital, LLC, he is a 50% owner of CDLM Weiss Associates and he has voting and investment power with respect to the shares held by DLG Investment Partnership. As a result of his relationships to these entities, Mr. Weiss may be considered the beneficial owner of the shares held by such entities. Mr. Weiss's address is c/o Beechtree Capital, LLC, 1221 Avenue of the Americas, New York, New York 10020.

(10)
Excludes 29,593,610 shares held by entities affiliated with VantagePoint Venture Partners, or VantagePoint, (see note 15). Mr. Harding disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Harding's address is c/o VantagePoint Venture Partners, 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.

(11)
Includes the items described in notes (1)-(10) above and (a) 400,000 shares issuable upon exercise of outstanding stock options held by executive officers, which shares will be exercisable within 60 days of March 31, 2009 and (b)              IPO Bonus Shares to be issued to Mr. Mussman upon the completion of this offering, which shares will be fully vested when issued. The number of shares Mr. Mussman will receive is equal to 300,000, less that number of shares determined by dividing $84,000 by an assumed initial public offering price of $    , the midpoint of the range set forth on the cover page of this prospectus, net of that number of shares withheld by us having a fair market value equal to the amount of federal, state and local income and employment taxes to be withheld with respect to the shares.

(12)
First Gen-e—Servicos de Consultoria S.A. (First Gen-e) is a joint stock company registered under the laws of the Free Zone of Madeira. Voting and investment control with respect to these shares is shared by First Gen-e's Board of Administrators, which consists of João Luís Balau Dias, Carlos Jardim Lourenco and Cristina Isabel Nunes Dionísio. The address of First Gen-e is c/o Banca Gesfid, Via Adamina 10a, Casella Postale 2619, CH-6901 Lugano, Switzerland.

(13)
Consists of 15,000,000 shares held by The Fonds de solidarité des travailleurs du Québec (F.T.Q.). Voting and investment control with respect to these shares is ultimately shared by F.T.Q's board of directors, which consists of Michel Arsenault, Louis Bolduc, Yvon Bolduc, Luc Desnoyers, Alain DeGrandpré, Daniel Boyer, Jean Lavallée, Denise Martin, Michel Ouimet, Réjean Parent, Michel Porier, Roland Robichaud, Daniel Roy, René Roy, Louise St-Cyr, Jérome Turcq and Pierre-Maurice Vachon. The address of F.T.Q. is 545 Crémazie Boulevard, Suite 200, East Montréal, Québec H2M 2W4.

(14)
Consists of (a) 7,753,281 shares held by RRE Ventures III-A, L.P., (b) 647,913 shares held by RRE Ventures Fund III, L.P. and (c) 356,797 shares held by RRE Ventures III, L.P. Mr. Andrew Zalasin, as a General Partner of RRE Ventures GP III, LLC, the general partner of each of these funds, may exercise voting and investment power over the shares separate, apart and to the exclusion of Richard A. McGinn. The address of RRE Ventures is 126 East 56th Street, New York, New York 1002.

(15)
Consists of (a) 26,470,100 shares held by VantagePoint Venture Partners IV (Q), L.P., (b) 96,296 shares held by VantagePoint Venture Partners IV Principals Fund, L.P., (c) 2,649,154 shares held by VantagePoint Venture Partners IV, L.P. and (d) 378,060 shares issuable upon exercise of outstanding stock options held by VantagePoint Management, Inc., which shares will be exercisable within 60 days of March 31, 2009. VantagePoint Venture Associates IV, L.L.C., is the general manager of each of these entities and Alan Salzman is a managing member of VantagePoint Venture Associates IV, L.L.C. Mr. Salzman has voting and investment authority over the shares held by VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and VantagePoint Venture Partners IV, L.P. The address of VantagePoint Venture Partners is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.

DESCRIPTION OF CAPITAL STOCK

        Upon consummation of this offering, our authorized capital stock will consist of                          shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our certificate of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our bylaws that will be effective upon the completion of this offering that will be filed with the registration statement relating to this prospectus.

        As of March 31, 2009, and after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon completion of this offering, there were outstanding:

  •
  119,283,865 shares of our common stock held by approximately 200 stockholders;

  •
  19,244,372 shares issuable upon exercise of outstanding stock options, including 4,237,500 option shares that are subject to call options held by us; and

  •
  669,369 shares issuable upon exercise of outstanding warrants.

Common Stock

  Dividend Rights

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

  Voting Rights

        Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Under our restated certificate of incorporation, stockholders do not have the right to cumulate votes for the election of directors.

  No Preemptive or Similar Rights

        Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

  Right to Receive Liquidation Distributions

        Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

        Upon the completion of this offering, each outstanding share of Series A and Series C convertible preferred stock will be converted into common stock and our one share of our Series B preferred stock will be cancelled upon exchange of the exchangeable stock of our Canadian subsidiary into shares of our common stock.

        Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not above the total number of authorized shares of each class or below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

        Pursuant to the exchange agreement under which our Series B preferred stock was issued, the holder of the 4,874,974 exchangeable stock has the same voting power and other rights as do our holders of common stock. Each exchangeable share is exchangeable for one share of common stock, subject to adjustment for stock splits. The exchangeable stock may be redeemed by the holder upon election or by us on the earlier of March 24, 2015, or the occurrence of certain specified events associated with the exchangeable stock.

Options

        As of March 31, 2009, we had outstanding options to purchase 11,306,872 shares of our common stock pursuant to our 2001 stock plan, 4,237,500 shares issuable upon exercise of options, which option shares are subject to call options held by us, exercisable as of March 31, 2009 at $0.90 per share, and an additional 3,700,000 shares subject to options outstanding granted in January 2008.

Warrants

        As of March 31, 2009, we had outstanding warrants to purchase an aggregate of 570,497 shares of our common stock with a weighted average exercise price of $0.61 per share and warrants to purchase an aggregate of 98,872 shares of our preferred stock with a weighted average exercise price of $0.61, which will represent warrants to purchase an equivalent number of shares of our common stock after this offering. The warrants may be exercised on a "net" basis and expire on various dates between April 2012 and October 2013.

Registration Rights

        Upon consummation of this offering, certain holders of shares of our common stock and common stock issuable upon exercise of certain warrants and upon exercise of certain options will be entitled to registration rights under the Third Amended and Restated Registration Rights Agreement, dated March 29, 2007, as amended (the "Registration Rights Agreement"), with respect to the registration of a total of 123,960,898 shares under the Securities Act, as described below.

        Demand Registration Rights.    At any time following six months after the completion of this offering, upon the request of holders of either (1) more than 50% of the shares of common stock issued or issuable upon conversion of the Series C Convertible Preferred Stock (the "Series C Preferred Registrable Shares"), (2) more than 50% of the shares of common stock issued or issuable upon conversion of the Series A Convertible Preferred Stock (the "Series A Preferred Registrable Shares") or (3) more than 50% of the shares of common stock held by certain holders of registration rights under the Registration Rights Agreement which shares were not issued upon conversion of any series of preferred stock (including shares of common stock issued or issuable upon exercise of warrants issued and held by such holders and shares issued or issuable upon exchange of the exchangeable stock) (the "Common Registrable Shares"), we will be obligated to use our best efforts to register such shares. We are required to file (1) no more than two registration statements upon exercise of these demand registration rights for holders of Series A Preferred Registrable Shares and Series C Preferred Registrable Shares and (2) no more than one registration statement upon exercise of these demand registration rights by those current holders of Common Registrable Shares. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the effect of the demand registration would materially impede our ability to consummate a significant transaction or there exists at the time of such demand material non-public information relating to us the disclosure of which would be seriously detrimental to us.

        Piggyback Registration Rights.    If we register any of our securities for public sale (excluding this offering), the holders with piggy-back registration rights under the Registration Rights Agreement will have the right to include their shares in the registration statement. However, these piggy back rights do not apply to a registration relating to any of our employee benefit plans or any registration made solely in respect of a merger or acquisition. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders; provided, however, in no event shall the aggregate number of Series A Preferred Registrable Shares and Series C Preferred Registrable Shares be reduced below 20% of the aggregate amount of securities included in such registration. In addition, no other holder of registration rights under the Registration Rights Agreement may include their shares in any registration in which the Series A Preferred Registrable Shares and Series C Registrable Shares have been limited to 20%.

        Form S-3 Registration Rights.    Once we become eligible to register our securities on a Form S-3, if we register any securities for public sale, the holders of shares having registration rights under the Registration Rights Agreement can request that we register all or a portion of their shares on Form S-3, provided that the aggregate price to the public of the shares offered is at least $2.0 million. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights in any 12-month period.

        Registration Expenses.    We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters' discounts and selling commissions and stock transfer taxes applicable to the sale of shares held by the holders of registration rights. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holder of registration rights requesting such registration unless the holders of registration rights holding at least a majority of the shares with these registration rights agree to forfeit their right to one demand registration, subject to limited exceptions. We will pay as part of the registration expenses the fees and disbursements of one legal counsel chosen by the holders of registration rights participating in the registration.

        Expiration of Registration Rights.    The registration rights described above will expire upon the earlier of (1) five years after this offering is completed, (2) when there are no longer outstanding any shares that are subject to registration under the Registration Rights Agreement outstanding or (3) as to any holder of registration rights, when all of the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90-day period.

        Holders of substantially all of our shares with these registration rights have signed agreements with us or the underwriters prohibiting the exercise of their registration rights for 180 days, plus such period thereafter as may be necessary to comply with applicable rules of the Financial Industry

Regulatory Authority, following the date of this prospectus. These agreements with the underwriters are described below under "Underwriting."

Anti-takeover Provisions

        Some of the provisions of Delaware law, our restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation's assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation's outstanding voting stock, unless:

  •
  the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We do not plan to "opt out" of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts, and accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

        Our restated certificate of incorporation or bylaws will provide that:

  •
  following the completion of this offering, no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our bylaws and that our stockholders may not act by written consent;

  •
  our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

  •
  our board of directors may designate the terms of, and issue a new series of preferred stock with, voting or other rights without stockholder approval;

  •
  the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our bylaws or repeal the provisions of our restated certificate of incorporation regarding the fixing of the authorized number of directors, the election and removal of directors, indemnification of directors and the ability of stockholders to take action or call special meetings of stockholders;

  •
  a majority of the authorized number of directors will have the power to adopt, amend or repeal our bylaws without stockholder approval;

  •
  our stockholders may not cumulate votes in the election of directors;

  •
  directors can only be removed for cause by holders of at least a majority of the shares entitled to vote at an election of directors; and

  •
  we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

        These provisions of our restated certificate of incorporation or bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

NASDAQ Global Market Listing

        We are applying to list our common stock on The NASDAQ Global Market under the trading symbol "NXSN."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, whose telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

        Upon the completion of this offering, based on the number of shares of our common stock outstanding as of March 31, 2009, we will have                                       shares of common stock outstanding. Of these shares, an aggregate of                                       shares of common stock sold in this offering by us and the selling stockholder will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act or are among the up to shares to be sold in the directed share program, which will be subject to the lock-up agreements described below.

        Except as set forth below, the remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  no restricted shares will be eligible for immediate sale upon the completion of this offering; and

  •
  beginning 181 days after the date of this prospectus, subject to extension, 29,517,486 shares will be freely tradable under Rule 144, 89,766,379 shares will be tradable subject to the limitations on shares held by affiliates under Rule 144.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is not, and has not for a period of three months preceding the sale been, an affiliate of us and has beneficially owned shares of our common stock for at least six months would be entitled to freely sell such common stock subject only to the availability of current public information regarding us, and subject to no restrictions if such person has held the shares for at least 12 months.

        An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                          shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales by affiliates under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all of our Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

        We will enter into a lock-up agreement with the underwriters, and all of our directors and officers and the holders of substantially all of our outstanding shares, stock options and warrants have entered into or will enter into lock-up agreements with the underwriters or us. Under the agreements, we may not issue any new shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, and the holders of common stock, options and warrants may not sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180-day period, after the date of this prospectus. These agreements are described below under "Underwriting."

Registration Rights

        Upon completion of this offering, the holders of approximately 123,960,898 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, subject to the lock-up arrangement described above. For a description of these registration rights, please see "Description of Capital Stock—Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

        As of March 31, 2009, options to purchase a total of 19,244,372 shares of our common stock were outstanding, including 4,237,500 option shares that are subject to call options held by us. Following this offering, we intend to register on a registration statement on Form S-8 up to approximately 11,306,872 shares of common stock that may be issued upon exercise of outstanding stock options granted under our 2001 stock plan, 5,937,500 shares of our common stock that may be issued upon exercise of outstanding stock options granted outside of our equity incentive plans, and             shares of common stock that are authorized for future issuance or grant under our 2009 equity incentive plan, which we expect to adopt prior to the completion of this offering. To the extent we register these shares, including the IPO Bonus Shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and, with respect to affiliates, Rule 144.

        In addition, 2,000,000 option shares are not eligible for registration on Form S-8. Of these shares, 1,000,000 will be tradable beginning 181 days after the date of this prospectus, subject to the limitations on shares sold by affiliates under Rule 144, and the remaining 1,000,000 shares will be tradable beginning 181 days after the date of this prospectus and six months from the date of exercise of the options, subject to the limitations on shares sold by affiliates under Rule 144.

U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

        This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities might be repealed, revoked, or modified, possibly on a retroactive basis, so as to result in U.S. federal income and other tax consequences different from those discussed below. For purposes of this summary, a "non-U.S. holder" is any beneficial owner of our common stock that holds our common stock as a capital asset for U.S. federal income tax purposes and is not a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their own tax advisors. This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, such as:

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  financial institutions;

  •
  brokers or dealers in securities or currencies;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons liable for alternative minimum tax;

  •
  partnerships or entities treated as partnerships;

  •
  owners (actually or constructively) of 5% or more of our common stock;

  •
  certain U.S. expatriates; or

  •
  persons who acquired our common stock as compensation for services.

Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

        Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences of foreign, state or local laws, and tax treaties.

Dividends

        Any dividend paid to a non-U.S. holder on our common stock (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, if the non-U.S. holder satisfies the applicable conditions under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by providing a properly completed Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Our Common Stock

        Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below under the caption "Dividends or Gains Effectively Connected with a U.S. Trade or Business" apply);

  •
  subject to certain exceptions, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States; or

  •
  we are considered to be, or to have been in the five years prior to the transaction, a "U.S. real property holding company" and either our common stock ceases to be traded on an established securities market or the gain on the sale, exchange, or other disposition of our common stock is realized by a non-U.S. holder who has held more than 5% of our common stock in the five years prior to the transaction.

We do not believe that we are a U.S. real property holding company or that we will become one in the future.

Dividends or Gain Effectively Connected with a U.S. Trade or Business

        If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then, subject to the application of an income tax treaty, the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding for dividends that are effectively connected with a U.S. trade or business, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax" in addition to any regular U.S. federal income tax on the dividend or gain. The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

        The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

        The Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The backup withholding tax rate is currently 28 percent. These backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

        Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under "—Dividends," above. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

        Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50 percent (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

        Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder provided the required information is timely provided to the IRS.

        The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholder the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Lazard Capital Markets LLC
Needham & Company, LLC
Morgan Keegan & Company, Inc.

Total

        Of the                    shares to be purchased by the underwriters,                      shares will be purchased from us and                     shares will be purchased from the selling stockholder.

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

        Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                          , 2009.

Over-Allotment Option

        We have granted a 30-day option to the underwriters to purchase up to                     additional shares of our common stock at the initial public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

        Prior to this offering, there has been no established market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus will be determined by negotiation between us and the representatives and may not reflect the market price for our common stock that may prevail following this offering. The principal factors in determining the initial public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and the prospects for our industry;

  •
  the ability of our management;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future operational results;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Association. The underwriters may allow, and the other dealers specified may re-allow, concessions not in excess of $          per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and by the selling stockholder:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses paid by us
Underwriting discounts and commissions paid by the selling stockholder
Expenses paid by the selling stockholder

Indemnification of Underwriters

        We and the selling stockholder will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we or the selling stockholder are unable to provide this indemnification, we and the selling stockholder will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        All of our directors, certain of our executive officers, the selling stockholder and certain of our other stockholders have agreed not to offer, sell, contract to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (a) during the period that begins on the date that is 17 calendar days before the last day of the 180-day period and ends on the last day of the 180-day period, we issue an earnings release or publicly announce material news or if a material event relating to us occurs, or (b) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period after the date we issued the earnings release, publicly announced the material news or the material event occurred unless otherwise waived by Thomas Weisel Partners LLC. Thomas Weisel Partners LLC has advised us that it does not have any pre-established conditions to shortening or waiving the terms of lock-up agreements and that it would consider doing so after evaluating the facts and circumstances of each person's request. We do not anticipate requesting a waiver or shortening of the lock-up agreement from Thomas Weisel Partners LLC and have no reason to believe that any person who has or will enter into a lock-up agreement with Thomas Weisel Partners LLC in connection with the offering will make such a request.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  sales of shares of common stock offered in this offering;

  •
  transactions relating to shares of common stock acquired in open market transactions after the completion of the offering;

  •
  exercises of options or warrants by the holders thereof;

  •
  exercises of call options held by us on certain options to purchase shares of our common stock;

  •
  sales to us;

  •
  transfers among certain of our stockholders prior to the date of this prospectus, provided that such stockholders have agreed to the restrictions described in the immediately preceding paragraph;

  •
  the transfer of shares of common stock by gift, will or intestacy;

  •
  the transfer of shares to any trust for the stockholder's direct or indirect benefit or a member of the immediate family of the stockholder; and

  •
  the distribution of shares of common stock to partners, members, stockholders or affiliates of our stockholders;

provided that in the case of each of the last three types of transactions, subject to limited exceptions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required or shall be made voluntarily in connection with these transactions. In addition, our directors and officers are permitted under certain circumstances to enter into a written plan or agreement that meets the requirements of Rule 10b5-1 under the Securities Exchange Act.

        We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for:

  •
  the shares of common stock offered in this offering;

  •
  the shares of common stock issuable upon exercise of options outstanding on the date of this prospectus;

  •
  the shares of common stock issuable upon exercise of warrants outstanding on the date of this prospectus; and

  •
  the shares of our common stock that are issued under the equity incentive plans described in this prospectus.

These restrictions will remain in effect beyond the 180-day period under the same circumstances described above.

NASDAQ Global Market Listing

        We are applying to list our common stock on The NASDAQ Global Market under the trading symbol "NXSN."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with SEC rules.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

        The transactions above may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price listed on the cover page of this prospectus.

Relationships

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Directed Share Program

        At our request, Thomas Weisel Partners LLC has reserved for sale, at the initial public offering price, up to                    shares, or 5% of the shares offered by this prospectus, for sale to our customers and business partners. The number of shares of common stock available for sale to the general public will be reduced to the extent that the reserved shares are purchased. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. These purchasers will be required to agree not to sell, transfer, assign, pledge or hypothecate shares acquired through the directed share program for a period of 180 days after purchasing the shares. This lock-up period will be extended if, during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or, if prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California and certain other legal matters related to this offering will be passed upon by Sonnenschein Nath and Rosenthal LLP, New York, New York. Weil, Gotshal & Manges LLP, Redwood Shores, California, has advised the underwriters in connection with the offering of common stock.

EXPERTS

        The consolidated financial statements and schedule of Nexsan Corporation and subsidiaries as of June 30, 2007 and 2008, and for each of the years in the three-year period ended June 30, 2008, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 30, 2008 consolidated financial statements refers to the adoption of Financial Accounting Standards Board Statement No. 123(R), Share Based–Payment, effective July 1, 2006; and Financial Accounting Standards Board Interpretation No. 48, Accounting for Income Tax Uncertainties, effective July 1, 2007.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

NEXSAN CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

 Report of Independent Registered Public Accounting Firm

The Board of Directors
Nexsan Corporation:

        We have audited the accompanying consolidated balance sheets of Nexsan Corporation and subsidiaries (the Company) as of June 30, 2007 and 2008, and the related consolidated statements of operations, preferred stock, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nexsan Corporation and subsidiaries as of June 30, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As discussed in Note 1(q) to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, effective July 1, 2006; and as discussed in Note 6 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Income Tax Uncertainties, effective July 1, 2007.

/s/ KPMG LLP
Los Angeles, California

February 27, 2009, except for note 16,
    which is as of March 2, 2009

NEXSAN CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

				Pro Forma Stockholders' Equity (note 1) as of December 31, 2008
	As of June 30,
			As of December 31, 2008
	2007	2008
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,157	$8,500	$8,080
Trade accounts receivable, net of allowance for doubtful accounts of $5, $14, and $256, respectively	6,727	9,810	11,196
Inventories	4,328	5,940	4,082
Prepaid expenses and other current assets	2,084	2,641	1,871

Total current assets	23,296	26,891	25,229
Property and equipment, net	1,717	2,014	1,552
Other non-current assets	721	205	116

Total assets	$25,734	$29,110	$26,897

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$2,923	$6,701	$4,861
Accrued expenses	2,381	4,189	3,540
Accrued warranty	946	794	691
Deferred revenue	1,692	2,778	1,753
Notes payable, excluding long-term portion	2,534	2,554	3,000

Total current liabilities	10,476	17,016	13,845

Notes payable, long-term	2,916	10	10
Deferred revenue, non-current	676	620	712
Other long-term liabilities	1,736	2,664	2,040

Total liabilities	15,804	20,310	16,607

Commitments and contingencies
Redeemable convertible preferred stock:
Series A, $0.001 par value.
Authorized, 86,119,718 shares; issued and outstanding, 43,714,194 shares at June 30, 2007 and 2008 and December 31, 2008 (unaudited); liquidation preference of $17,340 at June 30, 2007 and 2008 and December 31, 2008 (unaudited); no shares issued and outstanding pro forma (unaudited)	15,431	15,431	15,431	$—
Series C, $0.001 par value.
Authorized, 30,000,000 shares; issued and outstanding, 24,706,012 shares at June 30, 2007 and 2008 and December 31, 2008 (unaudited); liquidation preference of $12,353 at June 30, 2007 and 2008 and December 31, 2008 (unaudited); no shares issued and outstanding pro forma (unaudited)	11,998	11,998	11,998	—

Total redeemable convertible preferred stock	27,429	27,429	27,429	—

Stockholders' deficit:
Series B preferred stock, $0.001 par value. Authorized, issued, and outstanding, 1 share at June 30, 2007 and 2008 and December 31, 2008 (unaudited); no shares issued and outstanding pro forma (unaudited)	—	—	—	—
Common stock, $0.001 par value. Authorized, 213,880,281 shares; issued and outstanding, 48,889,300 shares at June 30, 2007, 45,442,742 at June 30, 2008, 45,935,261 at December 31, 2008 (unaudited) and 119,230,441 at December 31, 2008 pro forma (unaudited)	49	45	46	119
Exchangeable stock in wholly-owned subsidiary, no par value.
Authorization based on common share authorization; issued and outstanding, 3,592,086 at June 30, 2007, 4,874,974 at June 30, 2008 and December 31, 2008 (unaudited) and no shares issued and outstanding pro forma (unaudited)	2,186	3,033	3,033	—
Additional paid-in capital	17,971	17,902	18,031	48,420
Notes receivable from stockholders	(3,685)	(35)	(35)	(35)
Accumulated other comprehensive loss	(1,224)	(1,445)	(2,925)	(2,925)
Accumulated deficit	(32,796)	(38,129)	(35,289)	(35,289)

Total stockholders' equity (deficit)	(17,499)	(18,629)	(17,139)	$10,290

Total liabilities and stockholders' deficit	$25,734	$29,110	$26,897

See accompanying notes to consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
Revenue	$42,799	$49,774	$62,676	$30,044	$32,498
Cost of revenue	34,631	35,750	40,754	20,351	18,840

Gross profit	8,168	14,024	21,922	9,693	13,658
Operating expenses:
Research and development	3,854	3,938	5,364	2,562	2,593
Sales and marketing	5,889	8,055	10,444	5,231	5,495
General and administrative expenses	3,546	3,114	6,289	3,525	2,804
Write-off of delayed public offering costs	—	—	3,447	—	—

Total operating expenses	13,289	15,107	25,544	11,318	10,892

Income (loss) from operations	(5,121)	(1,083)	(3,622)	(1,625)	2,766
Other income (expense):
Interest expense	(799)	(1,453)	(2,018)	(1,163)	(602)
Foreign currency transaction gain (loss)	(227)	(449)	166	322	880
Other income	15	870	303	261	221
Loss on extinguishment and modification of debt	—	(1,058)	(197)	(197)	—

Total other income (expense)	(1,011)	(2,090)	(1,746)	(777)	499

Income (loss) before income taxes	(6,132)	(3,173)	(5,368)	(2,402)	3,265
Income tax benefit (expense)	542	148	35	81	(425)

Net income (loss)	$(5,590)	$(3,025)	$(5,333)	$(2,321)	$2,840

Net income (loss) per common share, basic	$(0.12)	$(0.06)	$(0.10)	$(0.04)	$0.03

Net income (loss) per common share, diluted	$(0.12)	$(0.06)	$(0.10)	$(0.04)	$0.02

Shares used in computing net income (loss) per common share, basic	47,068	51,690	51,556	52,507	50,541
Shares used in computing net income (loss) per common share, diluted	47,068	51,690	51,556	52,507	122,781
Pro forma net income (loss) per common share, basic (unaudited)			$(0.04)		$.02

Pro forma net income (loss) per common share, diluted (unaudited)			$(0.04)		$.02

Shares used in computing pro forma net income (loss) per common share, basic (unaudited)			119,976		118,961
Shares used in computing pro forma net income (loss) per common share, diluted (unaudited)			119,976		147,487

See accompanying notes to consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES
Consolidated Statements of Preferred Stock, Stockholders' Deficit and Comprehensive Income (Loss)
(in thousands)

	Redeemable convertible preferred stock
	Series A		Series C		Common stock		Exchangeable stock			Notes receivable from stockholders	Accumulated other comprehensive loss
									Additional paid-in capital			Accumulated deficit	Total stockholders' deficit	Comprehensive income (loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at June 30, 2005	43,714	$15,431	—	$—	48,101	$48	3,592	$2,186	$16,667	$(3,383)	$(1,380)	$(24,181)	$(10,043)
Exercise of warrants	—	—	—	—	689	1	—	—	200	—	—	—	201
Warrant issued in connection with note payable	—	—	—	—	—	—	—	—	220	—	—	—	220
Stock-based compensation	—	—	—	—	—	—	—	—	(62)	—	—	—	(62)
Interest on stockholders' notes	—	—	—	—	—	—	—	—	151	(151)	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,590)	(5,590)	$(5,590)
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	—	(227)	—	(227)	(227)

Total comprehensive loss														(5,817)

Balances at June 30, 2006	43,714	15,431	—	—	48,790	49	3,592	2,186	17,176	(3,534)	(1,607)	(29,771)	(15,501)
Issuance of preferred stock for cash, net of issuance costs of $355	—	—	15,000	7,145	—	—	—	—	—	—	—	—	—
Conversion of bridge debt to preferred stock	—	—	9,706	4,284	—	—	—	—	—	—	—	—	—
Beneficial debt conversion	—	—	—	569	—	—	—	—	—	—	—	—	—
Exercise of warrants	—	—	—	—	99	—	—	—	39	—	—	—	39
Modification of warrant	—	—	—	—	—	—	—	—	1	—	—	—	1
Stock-based compensation	—	—	—	—	—	—	—	—	604	—	—	—	604
Interest on stockholders' notes	—	—	—	—	—	—	—	—	151	(151)	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,025)	(3,025)	(3,025)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	383	—	383	383

Total comprehensive loss														(2,642)

Balances at June 30, 2007	43,714	15,431	24,706	11,998	48,889	49	3,592	2,186	17,971	(3,685)	(1,224)	(32,796)	(17,499)
Issuance of stock for services	—	—	—	—	754	—	1,283	847	497	—	—	—	1,344
Beneficial conversion feature related to convertible bridge debt	—	—	—	—	—	—	—	—	1,756	—	—	—	1,756
Stock-based compensation	—	—	—	—	—	—	—	—	1,324	—	—	—	1,324
Interest on stockholders' notes	—	—	—	—	—	—	—	—	82	(82)	—	—	—
Cancellation of stockholders' notes	—	—	—	—	(4,200)	(4)	—	—	(3,728)	3,732	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,333)	(5,333)	(5,333)
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	—	(221)	—	(221)	(221)

Total comprehensive loss														(5,554)

Balances at June 30, 2008	43,714	15,431	24,706	11,998	45,443	45	4,875	3,033	17,902	(35)	(1,445)	(38,129)	(18,629)
Exercise of warrants (unaudited)	—	—	—	—	441	1	—	—	—	—	—	—	1
Exercise of stock options (unaudited)	—	—	—	—	51	—	—	—	12	—	—	—	12
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	117	—	—	—	117
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	2,840	2,840	2,840
Foreign currency translation loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(1,480)	—	(1,480)	(1,480)

Total comprehensive income (unaudited)														$1,360

Balances at December 31, 2008 (unaudited)	43,714	$15,431	24,706	$11,998	45,935	$46	4,875	$3,033	$18,031	$(35)	$(2,925)	$(35,289)	$(17,139)

See accompanying notes to consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(5,590)	$(3,025)	$(5,333)	$(2,321)	$2,840
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,851	1,887	1,130	597	476
Amortization of intangible assets	568	401	—	—	—
Stock compensation expense (credit)	(657)	986	3,473	2,241	(306)
Amortization of discounts related to notes payable	97	296	1,525	849	446
Gain on revaluation of note conversion features	—	(623)	(51)	(87)	(163)
Loss on extinguishment and modification of debt	—	1,058	197	197	—
Changes in operating assets and liabilities, net of effect of acquisition:
Trade accounts receivable	(1,978)	(529)	(3,113)	(1,339)	(2,520)
Inventories	(1,364)	1,823	(1,617)	(1,064)	1,182
Prepaid expenses and other current assets	(553)	457	(103)	(838)	34
Other non-current assets	(20)	(173)	17	51	76
Accounts payable	879	(2,111)	3,859	4,122	(952)
Accrued expenses	249	701	1,740	1,097	(366)
Accrued warranty	183	(531)	(163)	(169)	(24)
Deferred revenue	750	1,223	1,030	580	(802)

Net cash provided by (used in) operating activities	(5,585)	1,840	2,591	3,916	(79)

Cash flows from investing activities:
Capital expenditures	(1,055)	(1,078)	(1,407)	(787)	(299)
Change in restricted cash	—	—	—	—	500

Net cash provided by (used in) investing activities	(1,055)	(1,078)	(1,407)	(787)	201

Cash flows from financing activities:
Proceeds from issuance of notes payable	14,750	10,485	—	—	—
Payments on notes payable	(9,150)	(9,085)	(2,600)	(2,600)	—
Issuance of Series C redeemable convertible preferred stock	—	7,145	—	—	—
Proceeds from exercise of stock options	—	—	—	—	12
Proceeds from warrant exercises	201	39	—	—	—

Net cash provided by (used in) financing activities	5,801	8,584	(2,600)	(2,600)	12

Net increase (decrease) in cash and cash equivalents	(839)	9,346	(1,416)	529	134
Effect of foreign exchange rates on cash and cash equivalents	(175)	224	(241)	(341)	(554)
Cash and cash equivalents at beginning of period	1,601	587	10,157	10,157	8,500

Cash and cash equivalents at end of period	$587	$10,157	$8,500	$10,345	$8,080

Supplemental disclosures:
Cash paid for interest	$526	$513	$80	$64	$12
Cash paid for income taxes	—	—	—	—	410
Non-cash disclosures:
Conversion of convertible bridge debt to stockholders and accrued interest to Series C redeemable convertible preferred stock	—	4,284	—	—	—
Value assigned to warrants for the purchase of preferred stock, issued in connection with a revolving loan payable	220	—	—	—	—
Value assigned to warrants for the purchase of common stock, issued in connection with convertible bridge debt	16	—	—	—	—
Value assigned to conversion feature in connection with convertible bridge debt	200	438	1,943	1,943	—
Surrender of notes receivable from stockholders, including accrued interest, and cancellation of restricted stock	—	—	3,732	—	—

See accompanying notes to consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Description of Business and Significant Accounting Policies

(a) Description of Business

        Nexsan Corporation (the Company), a Delaware corporation, was incorporated in November 2000. The Company provides capacity optimized disk-based storage systems designed for the long-term storage of digital information. The Company's solutions help organizations overcome the challenges they face storing and accessing growing amounts of fixed content over longer periods of time. The Company has three wholly-owned operating subsidiaries, which are located in California (Nexsan Technologies, Inc.), England (Nexsan Technologies, Ltd.), and Montreal (Nexsan Technologies Canada, Inc.)

(b) Basis of Presentation

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Principles of Consolidation

        The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(d) Unaudited Interim Financial Information

        The consolidated balance sheet as of December 31, 2008, the consolidated statements of operations and cash flows for the six months ended December 31, 2007 and 2008, and the consolidated statements of preferred stock, stockholders' deficit and comprehensive income (loss) for the six months ended December 31, 2008 are unaudited. The amounts as of December 31, 2008 and for the six months ended December 31, 2007 and 2008 included within the notes to consolidated financial statements are also unaudited. In the opinion of the Company's management, the unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and all adjustments (which include normal recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows, and change in preferred stock, stockholders' deficit and comprehensive income (loss) at December 31, 2008 and for the six months ended December 31, 2007 and 2008 have been made. Interim results are not necessarily indicative of the results that will be achieved for the year, for any other interim period, or for any future year.

(e) Unaudited Pro Forma Stockholders' Equity

        The Company has filed a registration statement with the U.S. Securities and Exchange Commission to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the outstanding shares of Series A and C redeemable convertible preferred stock and exchangeable stock will convert into 73,295,180 shares of common stock based on the number of shares of Series A and C redeemable convertible preferred stock and exchangeable stock outstanding at December 31, 2008. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock and exchangeable shares, is set forth on the consolidated balance sheet.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

(f) Use of Estimates

        The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires company management to make a number of judgments, estimates, and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, provisions for product warranties granted to customers, valuation allowances for receivables, inventories, and deferred income tax assets, and valuation of stock-based compensation, warrants, and conversion features associated with notes payable. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, the current economic climate has increased the uncertainty inherent in such estimates and judgments and future events are subject to change and the best estimates and judgments routinely require adjustment. Actual results could differ from these estimates.

(g) Revenue Recognition

        The Company derives revenue from sales of hardware systems, software systems, and services, as defined below. The Company sells its products primarily through channel partners including resellers, original equipment manufacturers and systems integrators. Revenues from product sales are recognized when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is reasonably assured. The Company's fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. The Company's agreements generally do not include acceptance provisions. To the extent that agreements contain such terms, revenue is recognized once the acceptance provisions have been met. The Company does not offer price protection or stock rotation rights. A reserve for sales returns is established based on the Company's historical experience with returns. The Company assesses the ability to collect from channel partners based on a number of factors, including creditworthiness and past transaction history. If the channel partner is not deemed creditworthy, all revenue from the arrangement is deferred until payment is received and all other revenue recognition criteria have been met. Shipping charges are generally paid by the Company's channel partners. However, shipping charges, when billed to channel partners, are recorded as revenue and the related shipping costs are included in cost of revenue.

        The Company monitors and analyzes the accuracy of sales returns estimates by reviewing actual returns and adjusts the reserves for future expectations to determine the adequacy of current and future reserve needs. If actual future returns and allowances differ from past experience and expectations, additional allowances may be required.

        The Company has arrangements with its channel partners to reimburse them for cooperative marketing costs meeting specified criteria. In accordance with Emerging Issues Task Force (EITF) Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), reimbursements to the channel partners meeting such specified criteria are recorded within sales and marketing expenses in the consolidated statements of operations. Those marketing costs not meeting these criteria are recorded as a reduction of revenue.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

  Hardware Systems Sales

        Hardware systems sales consist of the sales of RAID storage products. Software is incidental to the functionality of these products. Accordingly, the Company applies the provisions of Staff Accounting Bulletin, (SAB) No. 104, Revenue Recognition, and all related interpretations.

        Hardware system sales may also include sales of premium and extended warranties. For multiple element arrangements that include hardware systems and premium and extended warranties, the Company recognizes revenue in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). The Company has determined that it has objective and reliable evidence of fair value, in accordance with EITF 00-21, to allocate revenue separately to hardware and hardware warranties. Accordingly, revenue for hardware components is generally recognized upon shipment, which is when the risk of loss is transferred to the buyer. In accordance with the Financial Accounting Standards Board's (FASB) Technical Bulletin, (FTB) No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (FTB 90-1), the Company recognizes revenue relating to its premium and extended hardware warranties ratably over the premium and extended warranty period, which is generally one to three years.

  Software Systems Sales

        Software systems sales consist of the sale of the Company's Assureon product where software has been determined to be essential to the functionality of the product. Accordingly, the Company accounts for revenues from Assureon revenue in accordance with the American Institute of Certified Public Accountant's Statement of Position (SOP) No. 97-2, Software Revenue Recognition, (SOP 97-2), and all related amendments and interpretations.

        The Company's software systems sales comprise multiple elements, which include hardware, software, installation, training, hardware maintenance, and software support. A system is considered delivered for revenue recognition purposes when the system is installed, training is provided, and the system is working as expected. Software support includes telephone support, bug fixes, and unspecified software upgrades and enhancements, on a when-and-if available basis, over the term of the support period. Hardware maintenance and software support are considered post-contract customer support (PCS), under SOP 97-2. Prior to the fourth quarter of fiscal 2008, the Company did not have vendor-specific objective evidence (VSOE) of fair value for its PCS. Accordingly, in these instances, the Company recognized all of the revenue elements from software systems sales ratably over the support period, which is typically one year. Effective in the fourth quarter of fiscal 2008, the Company was able to establish VSOE of fair value for PCS on certain arrangements based on a stated renewal rate for PCS services which the Company determined are substantive, and in these instances, the Company allocates revenue to the delivered elements using the residual method.

  Services Revenue

        Services revenue consists of installation services, hardware maintenance and training. Installation services are not considered essential to the functionality of the Company's products as these services do not alter the product capabilities, do not require specialized skills and may be performed by the Company's customers or other vendors. Installation services revenues are recognized upon completion of the installation due to their short duration. Hardware maintenance includes the premium and extended warranties discussed above. Training revenue is recognized as the training services are delivered.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

  Evaluation Units

        Certain hardware products are shipped as evaluation units whereby the customer is under no obligation to buy until it determines the product is acceptable. If the customer does not wish to purchase the product, it is returned to the Company and the customer is under no further obligation, assuming the product is in good condition. For these transactions, the Company does not recognize revenue until the product is accepted by the customer, which is evidenced by the earlier of a valid purchase order or full cash payment. Evaluation units at customer locations are included in inventory in the accompanying consolidated balance sheets.

(h) Product Warranty Liability

        The Company generally warrants its products for a period of three years. A provision for estimated future warranty costs is recorded when revenue is recognized and is included in cost of revenue. The Company's estimate of product warranty liability involves many factors, including the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded product warranty liability and adjusts the amounts as necessary. The Company classifies the portion of the product warranty liability that it expects to incur in the next 12 months as a current liability. The Company classifies the portion of the product warranty liability that it expects to incur more than 12 months in the future as a long-term liability.

(i) Cash and Cash Equivalents

        Cash and cash equivalents include highly liquid investments with a maturity of ninety days or less at the time of purchase. Cash equivalents consist of certificates of deposit, which are stated at fair value. Total cash equivalents were $0, $0, and $5.0 million (unaudited) at June 30, 2007, June 30, 2008 and December 31, 2008, respectively.

        The Company had $500,000 of restricted cash as of June 30, 2007 and 2008 to meet a minimum balance requirement in connection with a revolving loan payable to a bank. As of December 31, 2008, the revolving loan payable agreement was amended, and the minimum balance requirement was deleted.

(j) Trade Accounts Receivable

        The Company is exposed to credit risk as a result of extending uncollateralized trade credit to customers.

        The Company maintains an allowance for doubtful trade accounts receivable. This reserve is established based upon historical trends, current economic conditions and an analysis of specific exposures. The provision for doubtful accounts is recorded as a charge to general and administrative expense. The allowance for doubtful accounts as of June 30, 2007 and 2008 and December 31, 2008 was $5,000, $14,000, and $256,000 (unaudited), respectively.

(k) Inventories

        Inventories include material and related manufacturing overhead and are stated at the lower of cost or market. Cost is determined using the average-cost method. The Company reduces the value of its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. Allowances, once established, are not reversed until the related inventory has been sold or scrapped.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

(l) Property and Equipment

        Property and equipment are stated at cost, subject to adjustments for impairment.

        Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives are as follows:

Machinery and equipment	2 to 5 years
Furniture and fixtures	4 to 7 years
Leasehold improvements	Shorter of estimated useful life or lease term

(m) Intangible Assets

        Intangible assets acquired in a business combination and in an asset acquisition of a development-stage company were amortized on a straight-line basis in sales and marketing expense (assembled work force and non-compete agreements) and cost of revenue (developed technology) over the following useful lives:

Assembled workforce	2 years
Non-compete agreements	2 years
Developed technology	5 years

        The intangible assets were fully amortized as of June 30, 2007. Amortization expense included in the consolidated statements of operations amounted to $568,000 and $401,000 for years ended June 30, 2006 and 2007, respectively.

(n) Derivative Financial Instruments

        The Company applies the provisions of the FASB's Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Both standards require that all derivatives be recorded on the balance sheet at fair value. The Company has recorded derivative liabilities related to the conversion rights held by the debt holders in the event of a defined disposition or financing transaction (see note 5).

(o) Research and Development and Software Development Cost

        All costs to develop the Company's products are expensed as incurred. In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, software development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. Generally, the Company's products are released for sale soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed as incurred.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

(p) Advertising Costs

        Advertising costs are expensed as incurred. Advertising costs for the years ended June 30, 2006, 2007 and 2008 were $49,000, $54,000, and $11,000, respectively, and for the six months ended December 31, 2007 and 2008 were $13,000 and $37,000 (unaudited), respectively.

(q) Stock Option Plan

        In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS 123R), which requires companies to expense the estimated fair value of employee stock options and similar awards. This statement is a revision to SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations.

        Prior to July 1, 2006, the Company accounted for its stock-based compensation plans under the intrinsic value recognition and measurement provisions of APB 25, as permitted by SFAS 123. For variable stock-based awards subject to graded vesting, the Company has utilized the FASB Interpretation No. (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an interpretation of APB Opinions No. 15 and 25, attribution method for recognizing compensation cost. Effective July 1, 2006, the Company adopted SFAS 123R, including the fair value recognition provisions. Under SFAS 123R, a non-public company that previously used the minimum value method for pro forma disclosure purposes is required to adopt the standard using the prospective transition method. Under the prospective transition method, all awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R. As a result, stock-based awards granted prior to the date of adoption of SFAS 123R will continue to be accounted for under APB 25 with no recognition of stock-based compensation in future periods, unless such awards are modified or settled.

        Subsequent to the adoption of SFAS 123R, the Company estimates the value of fixed stock-based awards on the date of grant or modification using the Black-Scholes option pricing model. For stock-based awards subject to graded vesting, the Company has utilized the straight-line method for recognizing compensation cost by period and a single option award approach. The fair value of awards expected to vest is amortized over the requisite service periods of the awards, which is generally the period from the grant date to the end of the vesting period.

        For the years ended June 30, 2007 and 2008, the Company recorded stock-based compensation expense of $986,000 and $3.5 million, respectively, in accordance with SFAS 123R. For the six months ended December 31, 2007 and 2008, stock-based compensation expense (credit) was $2.2 million and ($306,000) (unaudited), respectively.

        As a result of adopting SFAS 123R on July 1, 2006, the Company's loss before taxes, and net loss for the year ended June 30, 2007, was $31,000 more than if the Company had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the year ended June 30, 2007 would have been unaffected if the Company had not adopted SFAS 123R. Cash flow from operating and financing activities in the year ended June 30, 2007 was unaffected by the adoption of SFAS 123R.

        Given the absence of an active market for the Company's common stock prior to this offering, the Company's board of directors determined the fair value of the Company's common stock in connection with the Company's grant of options and stock awards. In periods prior to June 30,

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

2007, the Company's board of directors made such determinations based on valuation criteria and analyses, the business, financial and venture capital experience of the individual directors, and input from management.

        In connection with the preparation of the Company's consolidated financial statements in anticipation of a potential initial public offering (IPO), valuations were performed to estimate the fair value of the Company's common stock for financial reporting purposes through the use of contemporaneous valuations of the Company's common stock commencing at June 30, 2007.

        Determining the fair value of the Company's common stock requires making complex and subjective judgments. In estimating the fair value of the Company's common stock on a quarterly basis commencing June 30, 2007, the Company employed a two-step approach that first estimated the fair value of Nexsan as a whole, and then allocated the enterprise value to the Company's common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

        The Company utilized an income approach and two market approaches to estimate the Company's enterprise value. The income approach consisted of the discounted cash flow method, which involved applying appropriate discount rates to estimated future cash flows that are based on forecasts of revenue and costs. These cash flow estimates were consistent with the plans and estimates that management used to manage the business. There is inherent uncertainty in making these estimates. The risks associated with achieving the forecasts were assessed in selecting the appropriate discount rates, which ranged from 16.0% to 23.0%. If different discount rates had been used, the valuations would have been different. The market approaches that we used were a comparable public company analysis and a comparable acquisition analysis. Based on the three approaches, the Company arrived at a high and low range for the total equity value of Nexsan and concluded on the average of the three as the estimated enterprise value.

        The Company then utilized the option pricing method to allocate the total equity value to the various securities that comprised the Company's capital structure. Application of this method involved making estimates of the anticipated timing of a potential liquidity event such as a sale of Nexsan or an IPO. The anticipated timing and likelihood of each scenario was based on the plans of the Company's board of directors and management as of the respective valuation date. Under each scenario, the enterprise value of Nexsan was allocated to preferred and common shares using the option pricing method under which values are assigned to each class of the Company's preferred stock and the common stock is viewed as an option on the remaining equity value. The options were then valued using the Black-Scholes option pricing model, which required estimates of the volatility of the Company's equity securities. Estimating volatility of the share price of a privately held company is complex because there is no readily available market price for the shares. The volatility of the stock was based on available information on volatility of stocks of publicly traded companies in the Company's industry. Had the Company used different estimates of volatility, the allocations between preferred and common shares would have been different. The option pricing method resulted in an estimated fair value per share of the Company's common stock that was reduced for lack of marketability by a discount of 10.0% to 12.5% in the valuations. The discounts for lack of marketability at each valuation date were determined by considering restricted stock and studies of pre-IPO company valuations.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

        Information regarding stock option grants to the Company's employees and non-employee members of its board of directors for the years ended June 30, 2007 and 2008, and the six months ended December 31, 2008 is summarized as follows:

Grant Date	Number of Shares Subject to Option Granted	Exercise Price Per Share	Fair Market Per Share	Intrinsic Value Per Share
September 2006	122,178	$0.61	$0.40	$—
January 2007	40,000	0.61	0.36	—
April 2007	520,000	0.61	0.36	—
June 2007	382,965	0.61	0.51	—
September 2007	852,965	0.61	0.62	0.01
October 2007	100,000	0.65	0.65	—
November 2007	20,000	0.66	0.66	—
December 2007	80,000	0.66	0.67	0.01
January 2008(1)	3,700,000	0.87	0.67	—
April 2008	415,000	0.72	0.72	—
September 2008 (unaudited)	816,282	0.71	0.67	—
October 2008 (unaudited)	2,144,584	0.66	0.65	—
December 2008 (unaudited)	2,909,372	0.66	0.63	—
    (1)
    The exercise price per share compounds annually at a rate of 3.23%.

(r) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some or all or any deferred tax assets will not be realized.

(s) Net Income (Loss) per Common Share

        The Company computes net income (loss) per share of common stock in accordance with SFAS No. 128, Earnings per Share and EITF Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common shares by the weighted average number of common shares for that period. Diluted net income (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of shares issuable upon exercise of stock options and warrants, conversions of preferred stock and conversions of debt, and under a dilution protection provision. For the years ended June 30, 2006, 2007 and 2008, and the six months ended December 31, 2007 all potential common shares were anti-dilutive. Accordingly, for these periods diluted net loss per common share is equivalent to basic net loss per common share. For the six months ended December 31, 2008 all

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

potential common shares were dilutive except for shares issuable upon conversion of the $3,000,000 convertible bridge debt and under a dilution protection provision. The Company's preferred stock has been determined to be participating securities, but do not participate in losses; therefore, all losses are attributable to common stock.

(t) Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has considered the potential for impairment of long-lived assets, and no impairment has been recognized during the years ended June 30, 2006, 2007 and 2008, and the six months ended December 31, 2008.

(u) Foreign Currency Translation and Comprehensive Loss

        The financial statements of the Company's subsidiaries in the United Kingdom (U.K.) and Canada use the respective local currency as their functional currency. The U.K. subsidiaries' functional currency is the British pound and the Canadian subsidiary's functional currency is the Canadian dollar. Assets and liabilities of the foreign operations are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the weighted-average rate of exchange during the period. Translation gains or losses are included in accumulated other comprehensive loss in the stockholders' deficit section of the consolidated balance sheets.

        The Company has not engaged in foreign currency hedging activities.

(v) Fair Value of Financial Instruments

        The Company's financial instruments, including cash, accounts receivable, accounts payable, accrued expenses, and notes payable approximate fair value because of the short maturity of these instruments or the variable nature of the underlying interest rates.

(w) New Accounting Pronouncements

        The Company adopted FASB Staff Position (FSP) No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That are Redeemable (FSP 150-5) on July 1, 2006. FSP 150-5 affirms that freestanding warrants are subject to the requirements in SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), regardless of the timing of the redemption feature or the redemption price. Therefore, under SFAS 150, the freestanding warrants that are

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

related to the Company's redeemable convertible preferred stock are liabilities that should be recorded at fair value. The Company previously accounted for freestanding warrants for the purchase of its redeemable, convertible preferred stock in the manner described in FSP 150-5. Accordingly, the adoption of FSP 150-5 had no impact on the Company's operations, financial position or cash flows for the year ended June 30, 2007.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. Subsequently, the FASB provided for a one-year deferral (fiscal 2010 for the Company) of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting SFAS 157 on its results of operations and financial position.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007. Beginning in fiscal 2009, the adoption of SFAS 159 had no impact on the Company's results of operations or financial position.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No.141. SFAS 141R establishes principles and requirements for how an acquirer in a business combination: (i) recognizes and measures in its consolidated financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company will apply the provisions of SFAS 141R to any future acquisition.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 updates guidance regarding disclosure requirements for derivative instruments and hedging activities. It responds to constituents' concerns that FASB Statement No. 133 does not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. The disclosure of fair values of derivative instruments and their gains and losses in a tabular format, as required by SFAS 161, should provide a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period-end and the effect of using derivatives during the reporting period. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, the adoption of SFAS 161 will have on its consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

        In June 2008, the FASB issued EITF Issue No. 07-05 Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock (EITF 07-05). EITF 07-05 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133 Accounting for Derivative Instruments and Hedging Activities and/or EITF Issue No. 00-19, Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. EITF 07-05 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The cumulative effect of the change in accounting principles, if any, shall be recognized as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting EITF 07-05 on its consolidated financial statements.

(x) Concentration of Risk

        The Company's cash is invested with financial institutions in deposits that, at times, may exceed federally-insured limits. Management believes that the institutions are financially sound, and accordingly, that minimal credit risk exists. The Company has not experienced any losses on its cash deposits.

        The Company does not require collateral to support credit sales. The maximum credit loss that could result from a customers' failure to repay is limited to the recorded accounts receivable balances.

        No customer represented greater than 10% of trade accounts receivable.

        One customer represented greater than 10% of revenue in the fiscal year ended June 30, 2006.

(2) Inventories

        Inventories are summarized as follows:

	June 30,
			December 31, 2008
	2007	2008
			(unaudited)
	(in thousands)
Components	$4,276	$5,383	$3,975
Work in process	52	557	107

	$4,328	$5,940	$4,082

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(2) Inventories (Continued)

(3) Property and Equipment

        Property and equipment are summarized as follows:

	As of June 30,
			As of December 31, 2008
	2007	2008
			(unaudited)
	(in thousands)
Machinery and equipment	$7,126	$8,129	$6,558
Furniture and fixtures	389	445	411
Leasehold improvements	360	400	368

	7,875	8,974	7,337
Less accumulated depreciation and amortization	(6,158)	(6,960)	(5,785)

	$1,717	$2,014	$1,552

        Depreciation and amortization expense for the years ended June 30, 2006, 2007 and 2008 was $1.9 million, $1.9 million, and $1.1 million, respectively. Depreciation and amortization expense for the six months ended December 31, 2007 and 2008 was $597,000 and $476,000 (unaudited), respectively.

(4) Commitments and Contingencies

(a) Leases

        The Company has several non-cancelable operating leases that expire through January 2013. Certain leases require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases, including month-to-month leases, during the years ended June 30, 2006, 2007 and 2008 was $655,000, $698,000, and $663,000, respectively, and during the six months ended December 31, 2007 and 2008 was $396,000 and $330,000 (unaudited), respectively.

        Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2008 are as follows:

Operating leases
(in thousands)
Year ending June 30:
2009	$349
2010	704
2011	717
2012	312
2013	68

Total minimum lease payments	$2,150

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(4) Commitments and Contingencies (Continued)

(b) Product Warranties

        The Company provides basic limited warranties for its hardware products. The warranty period generally covers three years from the date of purchase.

A summary of the Company's accrued warranty liability activity follows:

	June 30,
			December 31, 2008
	2007	2008
			(unaudited)
	(in thousands)
Balance at beginning of the period	$2,064	$1,566	$1,400
Accrual for product warranty issued	680	816	337
Settlements	(1,178)	(982)	(476)

Balance at end of the period	1,566	1,400	1,261
Less: current portion	946	794	691

Long-term portion included in other long-term liabilities	$620	$606	$570

(c) Non-cancelable Purchase Commitments

        The Company outsources the production of its hardware to third-party contract manufacturers. In addition, the Company enters into various inventory-related purchase commitments with these contract manufacturers and suppliers. The Company had $5.5 million and $4.0 million (unaudited) in non-cancelable purchase commitments with these providers as of June 30, 2008 and December 31, 2008, respectively. The Company expects to sell all products which it has committed to purchase from these providers.

(d) Equity-Based Incentives

        The Company has entered into agreements with certain officers to provide for awards of shares of the Company's common stock on the date following the completion of the Company's initial public offering (IPO Bonus Shares). The number of IPO Bonus Shares these officers are entitled to receive is calculated by dividing the "IPO Bonus Value" for each officer by the initial public offering price per share, net of the number of shares withheld by us having a fair market value equal to the amount of federal, state, and local income and employment taxes to be withheld with respect to the IPO Bonus Shares. The IPO Bonus Value varies based on the Company's Pre-IPO Value, which is calculated by multiplying the total number of shares of common stock, preferred stock, and exchangeable stock actually outstanding prior to the initial public offering by the initial public offering price per share. Assuming a Pre-IPO Value range of $125 million to $225 million, the IPO Bonus Value range would be approximately $6 million to $14 million, respectively.

(e) Litigation

        In the normal course of business, the Company is subject to various legal proceedings. In the opinion of management, there is no current pending litigation that will have a material effect on the Company's financial position or results of operations.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(4) Commitments and Contingencies (Continued)

(f) Indemnifications

        In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, and other parties with respect to certain matters, including, but not limited to, losses arising out of its breach of agreements, product liability, services to be provided, or from intellectual property infringement claims made by third parties. Additionally, the Company has agreed to indemnify its officers, employees, and agents serving at the request of the Company to the fullest extent permitted by applicable law.

        The terms of these indemnification agreements do not have a specific expiration any time after execution of the agreement. The maximum amount of potential future claims could be unlimited. To date, the Company has not paid any amounts to settle claims or defend lawsuits. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since the agreements do not specify a cap on these obligations but are conditional to the unique facts and circumstances involved. Accordingly, to date, the Company has not recorded any liabilities relating to these agreements.

(5) Notes Payable

        Notes payable consist of the following:

	As of June 30,
			As of December 31, 2008
	2007	2008
			(unaudited)
	(in thousands)
Revolving loan payable	$—	$—	$—
Loan payable net of unamortized discount of $66 at June 30, 2007	2,534	—	—
Convertible bridge debt to stockholders	10	10	10
Convertible bridge debt, net of unamortized discount of $94, $446, and $0 at June 30, 2007 and 2008 and December 31, 2008, respectively	2,906	2,554	3,000

Total notes payable	5,450	2,564	3,010
Less: current portion	2,534	2,554	3,000

Notes payable, long-term	$2,916	$10	$10

(a) Revolving Loan Payable to Bank

        On March 31, 2004, the Company entered into a revolving loan and security agreement with a bank. The agreement was amended several times to adjust maximum borrowings, maturity dates, covenants and interest rates. Discounts and fees associated with the loan have been accounted for in accordance with EITF Issue No. 98-14, Debtors' Accounting for Changes in Line of Credit or Revolving Debt Arrangements, and no charges to loss on modification of debt have been made as a result of the amendments in any of the consolidated statements of operations presented. The agreement allows for maximum borrowings of $3.0 million subject to limits based on the Company's receivables, an interest rate equal to the prime rate (5.0% at June 30, 2008 and 3.25% at December 31, 2008—unaudited) plus 0.25% on the outstanding balance and an expiration date of

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5) Notes Payable (Continued)

July 31, 2008, at which time all outstanding balances are due and payable. In July 2008, the agreement was amended increasing the maximum borrowings to $3.5 million and extending the expiration date to July 2009. There were no borrowings outstanding under the agreement as of June 30, 2007 and 2008 and December 31, 2008. As of December 31, 2008, available borrowings under the agreement were $3.5 million. The loan is secured by certain assets of the Company: primarily cash, accounts receivable, and inventory. At June 30, 2008 and December 31, 2008, the Company was in compliance with all loan covenants. At June 30, 2007 and 2008, the Company had $500,000 of restricted cash to meet a minimum balance requirement. In the accompanying consolidated balance sheets, the restricted cash is included in other non-current assets as of June 30, 2007 and in prepaid expenses and other current assets as of June 30, 2008. As of December 31, 2008, the agreement was amended, and the minimum balance requirement was deleted. In connection with certain amendments to this agreement, the Company issued Series A preferred stock warrants to the lender (note 9).

(b) Loan payable

        On August 10, 2005, the Company entered into a loan and security agreement with a bank. The agreement was amended in November 2006 to provide for no additional borrowings, principal payments of $1.4 million during the year ended June 30, 2007, principal payments of $2.6 million during the year ended June 30, 2008, and monthly interest payments on the outstanding principal balance at an interest rate equal to the prime rate (5.0% at June 30, 2008) plus 5.25%. In addition, deferred interest accrued at 0.50% per annum on the outstanding principal balance, payable when the loan is paid in full. The loan was secured by all assets that are not used as security for the revolving loan payable to bank, primarily fixed and intangible assets.

        In connection with the original agreement on August 10, 2005, the Company issued warrants to purchase 570,497 shares of common stock at an exercise price of $0.61 per share. The fair value of these warrants of $0.39 per warrant share was calculated using the Black-Scholes option pricing model, assuming an option life of 7 years, volatility of 69.8%, a risk-free interest rate of 4.3% and no expected dividend payments. The aggregate fair value, which amounted to $220,000, was reflected as a discount to the loan and was being amortized over the remaining loan term using the effective–interest method.

        On September 17, 2007, the Company paid $2.4 million representing the total principal amount outstanding, accrued interest, deferred interest, and prepayment fee. As a result of the early repayment, the Company recorded a loss on extinguishment of debt of $109,000 in the year ended June 30, 2008, representing the unamortized balance of debt discounts associated with the warrant issuance and unamortized third-party origination costs deferred in other current assets.

(c) Convertible Bridge Debt to Stockholders

        On January 27, 2006, the Company entered into $2.0 million of convertible bridge debt with certain stockholders (the January Bridge Debt). On August 8, 2006, the Company entered into an additional $2,000,000 of convertible bridge debt with certain stockholders (the August Bridge Debt). Interest on the debt accrued at 8% per annum on the outstanding principal and interest balances, compounded monthly. The outstanding principal and interest balances were due and payable on the earlier of: (i) August 10, 2010, (ii) the date of a disposition transaction, as defined in such notes, or

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5) Notes Payable (Continued)

(iii) the consummation of a financing in which the Company issued equity securities providing gross proceeds to the Company of at least $15.0 million.

        In the event the Company consummated a disposition transaction, as defined above, the debt holders had the option for either: (i) repayment of the debt, including accrued interest and a premium payment of 50% of the outstanding principal or (ii) conversion of the outstanding principal and interest into shares of Series A preferred stock. The conversion price was $0.39667 for the January Bridge Debt, or the lower of $0.39 or 66 2/3% of the lowest per share purchase price in the transaction for the August Bridge Debt.

        In the event the Company consummated a financing transaction, as defined above, the debt holders had the option to convert the outstanding principal and interest into shares of the equity securities issued in the financing transaction at a conversion price of 66 2/3% of the lowest per share purchase price in the financing transaction. Alternatively, the holders of the August Bridge Debt could elect for repayment of the debt, including accrued interest and a premium payment of 25% of the outstanding principal.

        The Company determined that the rights held by the debt holders in the event of a disposition or financing transaction were derivatives. The Company's objective in issuing these derivatives was to facilitate the financing transaction. The initial fair value of the derivatives, based on a probability assessment of the payment alternatives, was determined to be $200,000 and $250,000 for the January and August Bridge Debt, respectively, and was recorded as a discount to the debt and a separate liability included in other long-term liabilities in the accompanying consolidated balance sheets. The debt discounts were amortized over the life of the debt using the effective-interest method.

        In March 2007, the Company completed its Series C redeemable, convertible preferred stock offering. As a result, a substantial majority of the holders of the January and August Bridge Debt converted their securities into Series C redeemable, convertible preferred stock. In connection with the conversion, the Company recorded a $1,058,000 loss on extinguishment of debt in the year ended June 30, 2007, consisting of $569,000 attributed to the beneficial debt conversion rate compared to the offering price of the Series C shares, $353,000 representing unamortized debt discounts, and $136,000 resulting from the write-off of origination costs paid to third parties. As a result of changes in the Company's assessment of the probability of the various settlement alternatives under the January and August Bridge Debt, gains from changes in the value of derivative liabilities totaling $450,000 for the year ended June 30, 2007, were recorded as a component of other income.

(d) Convertible Bridge Debt

        On November 2, 2006, the Company entered into a $3,000,000 convertible bridge debt agreement. The debt is subordinate to the other notes payable and is secured by all assets of the Company. Interest accrues at 8% per annum on the outstanding principal and interest balance, compounded monthly. The outstanding principal and interest balances are due and payable on the earlier of (i) March 31, 2008, (ii) the date of a disposition transaction, which is defined as a closing of a sale to a third party of all or substantially all of the assets of the Company, or a consolidation, merger, or other transaction pursuant to which the holders of outstanding voting securities of the Company prior to such transaction fail to hold a majority of the voting power of the Company

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5) Notes Payable (Continued)

immediately following such transaction, or (iii) the consummation of a financing transaction, which is defined as a financing in which the Company issues equity securities providing gross proceeds to the Company of at least $20.0 million.

        In the event the Company consummates a disposition transaction, as defined above, the debt holders have the option for either: (i) a premium payment of 50% of the outstanding principal or (ii) a conversion of the outstanding principal and interest into shares of Series A preferred stock at a conversion price equal to the lesser of $0.45 per share or 66 2/3% of the net proceeds per share.

        In the event the Company consummates a financing transaction, as defined above, the debt holders have the option for either: (i) a premium payment of 25% of the outstanding principal or (ii) a conversion of the outstanding principal and interest into shares of the equity securities issued in the financing transaction at a conversion price of 66 2/3% of the lowest per share purchase price in the financing transaction.

        The Company determined that the rights held by debt holders in the event of a disposition or financing transaction were derivatives. The Company's objective in issuing these derivatives was to facilitate the financing transaction. The initial fair value of the derivatives, based on a probability assessment of the payment alternatives, was determined to be $188,000 and was recorded as a discount to the debt and a separate liability included in other long-term liabilities in the accompanying consolidated balance sheets. The debt discounts were amortized over the life of the debt using the effective–interest method.

        In July 2007, the Company agreed to extend the due date to August 2008; provided, however, that the note holder has the right to extend the due date to November 2008. The Company also agreed to allow the note holder to convert the debt to Series A preferred stock at any time prior to maturity, at a conversion price equal to the lower of $0.45 per share or 66 2/3% of the offering price of shares sold in a qualified financing. In accordance with EITF Issue No. 96-19, Debtors' Accounting for a Modification or Exchange of Debt Instruments (EITF 96-19), the Company accounted for the modification as a repayment of the existing debt and the issuance of a new loan. As a result, the unamortized discount of $88,000 was recorded as a loss on extinguishment of debt in the year ended June 30, 2008. Additionally, changes in the Company's assessment of the probability of the various settlement alternatives under the loan throughout the renegotiation process resulted in gains from changes in the value of derivative liabilities totaling $173,000 for the year ended June 30, 2007, that were recorded as a component of other income. The Company established a debt discount and derivative liability included in other long-term liabilities for the rights held under the modified debt agreement in the amount of $188,000. This debt discount is being amortized over the life of the debt using the effective-interest method. The Company also established a debt discount and a related credit to additional paid-in capital in the amount of $1,756,000, representing the difference between the beneficial conversion price of $0.45 and the fair market value of the Series A preferred stock. The debt discount is being amortized over the life of the debt using the effective-interest method.

        In March 2008, the Company agreed to extend the due date to December 2008; provided, however, that the note holder has the right to extend the due date to November 2009. The due date extension did not qualify as a modification or exchange of debt instrument under EITF 96-19. The related debt discount is amortized on the prospective basis from the date of the amendment over the remaining life of the debt using the effective-interest method. The amendment changed the

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5) Notes Payable (Continued)

Company's assessment of probability of the various settlement alternatives under the loan resulting in a loss from change in the value of derivative liability of $162,000, which was recorded as a component of other income. The net gains from changes in the value of the derivative liabilities related to the convertible bridge debt totaled $46,000 for the year ended June 30, 2008, and $87,000 and $156,000 for the six months ended December 31, 2007 and 2008 (unaudited), respectively.

        In December 2008, the holder of the note extended the due date to March 2, 2009, at which point the loan was repaid in full (see note 16).

(6) Income Taxes

        For the three years ended June 30, 2008, the Company's loss before income taxes included the following:

	Year Ended June 30,
	2006	2007	2008
	(in thousands)
United States	$(2,047)	$(1,689)	$(4,302)
Foreign	(4,085)	(1,484)	(1,066)

Loss before income taxes	$(6,132)	$(3,173)	$(5,368)

        Income tax benefit attributable to loss before income taxes consisted of (in thousands):

	Current	Deferred	Total
Year ended June 30, 2006:
U.S. federal	$—	$—	$—
State and local	—	—	—
Foreign jurisdiction	(542)	—	(542)

	$(542)	$—	$(542)

	Current	Deferred	Total
Year ended June 30, 2007:
U.S. federal	$—	$—	$—
State and local	—	—	—
Foreign jurisdiction	(148)	—	(148)

	$(148)	$—	$(148)

	Current	Deferred	Total
Year ended June 30, 2008:
U.S. federal	$74	$—	$74
State and local	25	—	25
Foreign jurisdiction	(134)	—	(134)

	$(35)	$—	$(35)

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6) Income Taxes (Continued)

        Income tax benefit attributable to loss before income taxes differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following:

	Year Ended June 30,
	2006	2007	2008
	(in thousands)
Computed "expected" tax benefit	$(2,085)	$(1,079)	$(1,825)
Increase (reduction) in income taxes resulting from:
Meals and entertainment	14	13	18
Write-off of delayed public offering costs	—	—	1,172
Stock-based compensation	—	—	528
Tax rate differential for foreign subsidiaries	128	30	5
State and local income taxes, net of federal
income tax benefit	(83)	(14)	49
Foreign jurisdiction research and development
credit	(542)	(148)	(130)
Amortization of intangible assets	175	133	2
Other	745	(111)	5
Change in valuation allowance	1,106	1,028	141

Income tax benefit	$(542)	$(148)	$(35)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of June 30, 2007 and 2008 are presented below:

	As of June 30,
	2007	2008
	(in thousands)
Deferred tax assets and liabilities:
Inventory reserves	$335	$449
Sales reserves	52	11
Stock-based compensation	630	1,438
Depreciation	13	(15)
Allowances, reserves and other	(254)	(198)
Warranty reserve	526	470
Deferred revenue	443	769
Tax credit carryforwards	—	97
Net operating loss carryforwards	5,363	4,228

Total gross deferred tax assets	7,108	7,249
Less valuation allowance	(7,108)	(7,249)

Net deferred tax asset	$—	$—

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6) Income Taxes (Continued)

scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Therefore, a valuation allowance has been recorded as of June 30, 2007 and 2008, in an amount equal to total gross deferred tax assets.

        At June 30, 2008, the Company had net operating loss carryforwards for federal, California, and foreign income tax purposes of $5.4 million, $3.3 million, and $6.6 million, respectively, which are available to offset future taxable income, if any. Federal net operating loss carryforwards begin to expire in 2021, while California and foreign net operating loss carryforwards begin to expire in 2011.

        In June 2006, the FASB issued FIN 48, Accounting for Uncertaintity in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the consolidated financial statements as "more likely than not" to be sustained by the taxing authorities. FIN 48 provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. The Company adopted FIN 48 on July 1, 2007. As a result of adopting FIN 48, the Company did not identify any unrecognized tax benefits. Estimated interest and penalties related to the underpayment of income taxes would be classified as a component of interest expense in the consolidated statement of operations. There was no accrued interest or penalties as of June 30, 2008. The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. Income tax returns for all fiscal years through 2008 remain open to examination by U.S federal, state and Canadian tax authorities. Income tax returns filed for fiscal years 2005 and earlier are no longer subject to examination by U.K. tax authorities. Income tax returns filed for fiscal years 2006 through 2008 remain open to examination by U.K. tax authorities. The Company believes that there are no material income tax uncertainties pertaining to these open tax years.

(7) Stock Plan

        In 2001, the Company adopted the 2001 stock plan (the Plan) pursuant to which the Company's board of directors may grant incentive and non-qualified stock options and sell restricted stock to eligible employees, directors and consultants. The Plan authorizes up to 13,083,878 shares of authorized but unissued common stock. Stock options can be granted with an exercise price greater than or equal to the stock's fair market value at the date of grant. Stock options have been granted with a range of terms and vesting provisions, as determined by the Company's board of directors at the date of grant. There were 7,344,272 and 1,963,709 additional shares available for grant under the Plan as of June 30, 2008 and December 31, 2008 (unaudited), respectively.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7) Stock Plan (Continued)

        The following table summarizes the weighted-average assumptions used on determining the fair value of stock options granted, and a discussion of the Company's assumptions:

	Year Ended June 30,		Six Months Ended December 31,
	2007	2008	2007	2008
			(unaudited)
Risk-free interest rate	4.8%	4.0%	4.3%	1.9%
Expected life (years)	6.0	6.1	6.0	6.0
Expected volatility	55.1%	50.8%	52.4%	47.7%
Expected dividend yield	—	—	—	—

        Risk-free interest rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon bonds at the date of grant with maturity dates approximately equal to the expected life at the grant date.

        Expected life of the options—The expected life of the options is the period of time that the options granted is expected to remain outstanding. This estimate is derived using the simplified method which is the average of the midpoint between the weighted average vesting period and the contractual term, as described in SAB No. 107, Share-Based Payment (SAB 107).

        Expected volatility—Estimated volatility for the years ended June 30, 2007 and 2008 and the six months ended December 31, 2007 and 2008 also reflected the application of SAB 107 interpretive guidance, and accordingly, is based on historic volatilities from traded shares of a selected publicly traded peer group, believed to be comparable after consideration of size, maturity, profitability, growth, risk, and return on investment.

        Expected dividend yield—The Company has not paid dividends in the past and does not expect to in the foreseeable future.

        Expected forfeitures—The Company utilizes historical data to estimate pre-vesting forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

        The weighted average grant date fair value for stock options granted during the years ended June 30, 2007 and 2008 was $0.42 and $0.35, respectively, and for the six months ended December 31, 2007 and 2008 was $0.63 and $0.64, respectively (unaudited). Options granted in the years ended June 30, 2005 and 2006 were issued prior to the adoption of SFAS 123R.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7) Stock Plan (Continued)

        Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life
Balance at June 30, 2005	7,144,722	$0.37
Granted	624,534	0.61
Exercised	—	—
Forfeited	(2,313,222)	0.28
Expired	—	—

Balance at June 30, 2006	5,456,034	0.44
Granted	1,065,143	0.61
Exercised	—	—
Forfeited	(740,000)	0.47
Expired	—	—

Balance at June 30, 2007	5,781,177	0.47
Granted	1,467,965	0.65
Exercised	—	—
Forfeited	(1,547,036)	0.49
Expired	—	—

Balance at June 30, 2008	5,702,106	0.51	6.1 years
Granted (unaudited)	5,870,238	0.67
Exercised (unaudited)	(87,500)	0.40
Forfeited (unaudited)	(483,425)	0.69
Expired (unaudited)	(6,250)	0.40

Balance at December 31, 2008 (unaudited)	10,995,169	0.59	7.7 years

Options exercisable at June 30, 2008	3,734,449	0.47	4.2 years

Options vested and expected to vest at June 30, 2008	5,702,106	0.51	6.1 years

Options exercisable at December 31, 2008 (unaudited)	3,911,413	0.46	4.9 years

Options vested and expected to vest at December 31, 2008 (unaudited)	10,995,169	0.59	7.7 years

        Total stock-based compensation costs under SFAS 123R recognized by the Company for stock option awards issued under the Plan for the years ended June 30, 2007 and 2008 were $88,000 and $270,000, respectively, and for the six months ended December 31, 2007 and 2008 were $158,000 and $117,000, respectively (unaudited). There was no tax benefit recorded in conjunction with these expenses, as the Company has generated losses and a full valuation allowance is recorded against deferred tax assets. Compensation costs did not affect basic and diluted net loss per share for the years ended June 30, 2007 and 2008 and for the six months ended December 31, 2007 and 2008 (unaudited).

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7) Stock Plan (Continued)

        As of June 30, 2007 and 2008 and December 31, 2007 and 2008, there was $182,000 and $453,000, respectively, and $465,000 and $1.9 million, respectively (unaudited), of total unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the Plan. The unrecognized compensation costs as of June 30, 2007 and 2008 and December 31, 2008 will be amortized on a straight-line basis over a weighted-average period of approximately 2.0, 1.9 and 1.8 (unaudited) years, respectively. Total unrecognized compensation expense is estimated based on outstanding non-vested stock options and may be increased or decreased in future periods for subsequent grants or forfeitures. The aggregate intrinsic value for all options outstanding under the Plan as of June 30, 2008 was $1.2 million. The aggregate intrinsic value for options exercisable under the Plan as of June 30, 2008 was $1.0 million. The aggregate intrinsic value of outstanding and exercisable options includes the effect of out-of-the-money options.

        During fiscal year 2003, the Company cancelled all options outstanding and immediately reissued them with an exercise price of $0.28 per share. Due to the repricing of these options, they are being treated as variable stock options, and compensation expense is remeasured at each reporting period. Stock compensation expense (credit) of $(73,000), $40,000 and $90,000 was recorded for the years ended June 30, 2006, 2007 and 2008, respectively, and $75,000 and $(48,000) for the six months ended December 31, 2007 and 2008, respectively (unaudited), as a result of these variable stock options. Variable accounting for these awards will continue until the awards are exercised, forfeited, or otherwise expire.

  Restricted Shares

        In January and July 2001, the Company issued 4,237,500 restricted shares, which are subject to repurchase rights described below, under the Plan at per share prices of $0.49 to $0.66 in exchange for $2,711,750 in notes receivable from stockholders, some of whom were employees. These notes bear interest at 5.12% to 5.61%, can be prepaid at any time, are secured by the shares of common stock issued, and are non-recourse, except for the accrued and unpaid interest and up to 33% of the unpaid principal. The notes had original maturity dates in January and July of 2006. In January 2008, the Company entered into agreements whereby a total of 4,200,000 shares of restricted stock were cancelled and surrendered to the Company in consideration of the payment of the outstanding principal and accrued interest of certain notes receivable totaling $3,732,000. In connection with the above-mentioned agreement, the Company granted options to purchase 3,700,000 shares of common stock at $0.87 per share, increasing at a rate of 3.23% per year. These options are exercisable on January 1, 2009, or in the event of a sale of the Company, prior to January 1, 2009. The fair value of these options of $909,000, or $0.25 per option share, was recorded as stock-based compensation expense in the year ended June 30, 2008 and was calculated using a binomial option pricing model, assuming an option life of 5.2 years, volatility of 50%, a risk-free interest rate of 2.8% to 3.3% and no expected dividend payments. Through June 30, 2006, 2007, 2008, and December 31, 2008 the Company has recorded cumulative interest on notes receivable from stockholders of $822,000, $973,000, $10,000, and $10,000 (unaudited), respectively, with offsetting credits to additional paid-in capital.

        Originally, repurchase rights on 1,037,500 shares would lapse based on the passage of time and 3,200,000 would lapse as a result of meeting performance-based criteria, which were the attainment of revenue targets. In April 2003, the Company modified the repurchase rights such that 2,637,500

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7) Stock Plan (Continued)

shares would lapse based on the passage of time and 1,600,000 shares would lapse as a result of meeting performance-based criteria. Additionally, the Company issued 4,237,500 shares of fully vested, 10-year options at $0.28 per share to the holders of restricted shares. These options were issued outside the Plan. Concurrently, the holders of the restricted shares granted the Company 10-year call options for 4,237,500 shares, exercisable at $0.746 per share, with the exercise price increasing at a rate of 3.23% per year. The existence of the call options makes it likely that the shares issued pursuant to the April 2003 stock option grants will be settled for cash. Based on the guidance of EITF Issue No. 00-23 Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the intrinsic value of the options issued to the holders of restricted shares subject to the call options is recorded as a liability and is remeasured at each balance sheet date until the options are exercised, expire or forfeited. As a result, the Company recorded, $(593,000), $381,000, and $805,000 of compensation expense (credit) for the years ended June 30, 2006, 2007 and 2008, respectively, and $594,000 and $(424,000) for the six months ended December 31, 2007 and 2008, respectively (unaudited).

        Pursuant to APB 25, the 2,637,500 performance-based restricted stock awards were treated as variable awards, and the intrinsic value was remeasured at each reporting period. However, the intrinsic value was recognized as expense only for the awards that management estimated will be awarded. In October 2006 and January 2007, the notes received from stockholders in connection with 3,200,000 of the restricted shares, including all the performance-based awards, were amended to extend the note's due date to the earlier of the sale of the Company or April 1, 2013. The extension of the due date of the notes constituted a modification of the related restricted stock awards. Under the prospective method of adoption, the modification resulted in compensation expense based on the measurement principles of SFAS 123R, and the recognition of the previously unrecognized cost on the original award at the date of modification plus the incremental cost of the modified award over the remaining service period. Stock compensation expense of $516,000 and $145,000 was recorded for the years ended June 30, 2007 and 2008, and $144,000 for the six months ended December 31, 2007 (unaudited), as a result of applying the measurement principles of SFAS 123R to the modified awards. The expense was recorded as a component of additional paid-in capital and was calculated using the Black-Scholes option pricing model, assuming an option term ending on the modified expiration date, volatility of 58.5% to 63.4%, risk-free interest rates of 4.61% to 4.80%, and no dividends. Based on the remaining service period, expense was recognized immediately for 2,000,000 of the restricted shares, and over one year for 1,200,000 of the restricted shares.

        As of June 30, 2008 and December 31, 2008, the 37,500 outstanding restricted shares were exercisable.

(8) Common Stock, Exchangeable Stock and Common Stock Warrants

        In conjunction with the March 2005 acquisition of AESign Evertrust Inc., or Evertrust, the acquisition subsidiary issued 3,592,086 shares of no par value exchangeable stock. The exchangeable stock is exchangeable at any time, at the option of the holder, on a one-for-one basis for shares of the Company's common stock. The holder of exchangeable stock is entitled to receive dividends equivalent, on a per-share basis, to dividends paid by the Company on its common stock and was granted one share of Series B preferred stock, which provides for voting rights equivalent to holders of common stock. The holders of the exchangeable stock can only dispose of the shares by first

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(8) Common Stock, Exchangeable Stock and Common Stock Warrants (Continued)

exchanging them for shares of the Company's common stock. In the event of a liquidation, the exchangeable shares are automatically exchanged for shares in the Company's common stock and receive no preferences. Because the rights and other attributes of the exchangeable shares are equivalent to those of the Company's common stock, the Company is accounting for the exchangeable stock as if they were shares of the Company's common stock.

        Based upon the terms of the Evertrust purchase agreement, the former owners of Evertrust were entitled to an additional 753,442 common shares and 1,282,888 exchangeable shares, upon satisfaction of certain performance targets. Although the performance targets were not met, in November 2007, the Company determined that it would issue the additional shares in consideration of certain employees' contributions to the combined operations subsequent to the acquisition. The issuance of the shares, valued at fair value of $0.66 per share, resulted in a general and administrative compensation charge of $1,344,000 for the year ended June 30, 2008.

        Through December 31, 2008, no shares of exchangeable stock had been exchanged for common stock. At December 31, 2008, 4,874,974 exchangeable shares were outstanding.

        In August 2005, the Company issued common stock warrants for the purchase of 570,497 shares in connection with a loan payable to a bank (note 5). The fair value of these warrants of $220,000 or $0.39 per warrant share was calculated using the Black-Scholes option pricing model, assuming an option life of seven years, volatility of 69.8%, a risk-free interest rate of 4.3% and no expected dividend payments. All outstanding common stock warrants at December 31, 2008 are exercisable and expire in August 2012.

        In September 2008, holders of common stock warrants for the purchase of 1,106,088 shares elected to exercise using the cashless exercise provision. Based on the September 2008 valuation, a total of 441,312 shares of common stock were issued.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(8) Common Stock, Exchangeable Stock and Common Stock Warrants (Continued)

        Common stock warrant activity during the periods indicated is as follows:

	Number of shares	Weighted-average exercise price
Balance at June 30, 2005	3,080,148	$0.41
Granted	570,497	0.61
Exercised	(689,107)	0.29
Expired	(979,668)	0.52

Balance at June 30, 2006	1,981,870	0.46
Granted	—	—
Exercised	(99,230)	0.40
Expired	(206,055)	0.40

Balance at June 30, 2007	1,676,585	0.47
Granted	—	—
Exercised	—	—
Expired	—	—

Balance at June 30, 2008	1,676,585	0.47
Granted (unaudited)	—	—
Exercised (unaudited)	(1,106,088)	0.40
Expired (unaudited)	—	—

Balance at December 31, 2008 (unaudited)	570,497	$0.61

(9) Preferred Stock and Preferred Stock Warrants

  Series A Redeemable Convertible Preferred Stock

        In October 2003, the Company completed its Series A redeemable convertible preferred stock (Series A) offering, whereby the Company issued 43,714,194 shares in exchange for gross proceeds of $17,340,000 and incurred offering costs of $1,909,000. The conversion rights, liquidation preferences, dividends, and other features of the Series A shares are described below.

  Series B Preferred Stock

        In March 2005, the Company issued one share of Series B preferred stock (Series B) in connection with the acquisition of Evertrust. The Series B preferred stock gives the holder voting rights equal to the number of issued and outstanding exchangeable shares of the Company's wholly owned Canadian subsidiary, on all matters to which common shares are entitled to vote. Upon conversion of exchangeable shares to the Company's common stock, the Series B share is automatically redeemed and cancelled. The holder of the Series B share is not entitled to conversion rights, liquidation preferences, dividends, or board representation. As of June 30, 2008 and December 31, 2008, this share was issued and outstanding.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9) Preferred Stock and Preferred Stock Warrants (Continued)

  Series C Redeemable Convertible Preferred Stock

        In March 2007, the Company completed its Series C redeemable convertible preferred stock (Series C) offering, whereby the Company issued 15,000,000 shares in exchange for gross proceeds of $7,500,000 and incurred offering costs of $355,000. Also in March 2007, the Company issued 9,706,012 Series C shares, valued at $4,284,000, in exchange for the conversion of the Convertible Bridge Debt to Stockholders (note 5). The conversion rights, liquidation preferences, dividends, and other features of the Series C shares are described below.

  Conversion

        The Series A and Series C shares are convertible by the holders at any time into common stock at a conversion ratio of one–for–one and will automatically convert into common stock with the close of a qualified public offering.

  Liquidation

        The Series A and Series C shares are not redeemable, except in the event of a liquidation, defined as a dissolution or winding up of the Company's affairs, a transaction resulting in a change in control of greater than 50% of the voting power prior to the transaction or a sale of all or substantially all of the assets or material intellectual property of the Company. Upon a deemed liquidation, holders are entitled to a liquidation preference in an amount equal to the issue price plus all declared but unpaid dividends, payable first to the holders of Series C shares, and then to the holders of Series A shares. After the payment of the liquidation preference, holders of Series A and Series C shares participate in any remaining liquidation proceeds with the common stockholders on an as-if-converted basis.

        In accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities, redeemable, convertible preferred stock has been presented outside of permanent equity, as events triggering the liquidation of the Series A and Series C shares are outside of the Company's control. The carrying value of Series A and Series C shares in the accompanying consolidated balance sheets is equal to the fair value of the shares at the date of issuance. If payment of the liquidation preference becomes probable, the Series A and Series C shares will be adjusted to their current fair value through a charge to equity.

  Dividends

        The dividends associated with the Series A and Series C shares are non-cumulative, calculated at 8% per annum, and payable only if declared. No dividends have been declared. Dividends are payable first to holders of Series C shares, then to holders of Series A shares, both in preference to any dividends to common stockholders.

  Dilution Protection

        The entity that purchased the 15,000,000 Series C shares is entitled to receive additional Series C shares without additional consideration in certain circumstances, including upon the conversion of the convertible bridge debt, to the extent the entity owns less than 11.93% of the Company's fully diluted outstanding capital stock (including outstanding securities convertible into

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9) Preferred Stock and Preferred Stock Warrants (Continued)

shares of the Company's capital stock and including the shares issuable upon the conversion of the convertible bridge debt) as defined. Based on the fully diluted shares outstanding at December 31, 2008 and assuming the conversion of the bridge debt and accrued interest at a per share conversion price of $0.45, an additional 946,463 Series C shares would be issued and would be accounted for as a preferred stock dividend.

  Other Rights

        The Series A and Series C shares have voting rights equal to the number of common shares into which they are convertible. Other rights have been granted to the Series A and Series C stockholders, including additional dilution protection, drag-along rights, registration rights, tag-along rights, preemptive rights, and board of directors representation.

  Preferred Stock Warrants

        In connection with an amendment to the revolving loan payable to a bank, in April 2005, the Company granted a fully vested warrant to purchase 50,000 Series A shares at $0.61 per share. The warrant was valued at $37,000 and expires in April 2012. The fair value of this warrant, of $0.74 per warrant share, was calculated using the Black-Scholes option pricing model, assuming an option life of seven years, volatility of 69.8%, a risk-free interest rate of 4.1% and no expected dividend payments. In connection with a further amendment to the revolving loan payable to a bank, in October 2006, the Company granted a fully vested warrant to purchase 48,872 Series A shares at $0.61 per share. The fair value of this warrant, of $0.33 per warrant share, was calculated using the Black-Scholes option pricing model, assuming an option life of seven years, volatility of 64.7%, a risk-free interest rate of 4.7% and no expected dividend payments. The warrant was valued at $16,000 and expires September 2013. The Company recorded the warrants fair value as a loan discount with an offsetting liability for warrants to purchase redeemable convertible preferred stock. The loan discount was amortized to interest expense over the term of the loan agreement. Changes in the fair value of the preferred stock warrants are recorded in other income. The fair value of the warrants at each valuation date was estimated using the Black-Scholes option pricing model. The fair value of the preferred stock warrants at June 30, 2007 and 2008 and December 31, 2008 was $42,000, $37,000, and $30,000 (unaudited), respectively. At June 2008, the fair value was computed assuming an option life of 3.75 to 5.25 years, volatility of 40.3%, a risk-free interest rate of 3.2%, and no expected dividend payments.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10) Shares Reserved for Issuance

        At December 31, 2008, the Company had reserved for future issuance the following shares of common stock:

(unaudited)
Series A redeemable convertible preferred stock	43,714,194
Series C redeemable convertible preferred stock	24,706,012
Exchangeable stock	4,874,974
Common stock available for future issuance under the 2001 stock plan	1,963,709
Common stock available for issued and outstanding options under the 2001 stock plan	10,995,169
Common stock available for issued and outstanding options granted outside the 2001 stock plan	3,700,000
Common stock warrants	570,497
Minimum required common stock available for conversion of debt to convertible preferred stock and subsequent conversion of preferred stock to common stock	7,933,471
Minimum required common stock available for issuance of convertible preferred stock in connection with dilution protection provisions and subsequent conversion of preferred stock to common stock	946,463
Common stock available for exercise of preferred stock warrants and subsequent conversion to common stock	98,872

99,503,361

        In addition, the Company has reserved 98,872 Series A shares pursuant to outstanding warrants, a minimum of 7,933,471 Series A shares pursuant to convertible bridge debt and related accrued interest, and a minimum of 946,463 Series C shares pursuant to dilution protection provisions. The convertible bridge debt is convertible to Series A shares at the lower of $0.45 per share or 66 2/3% of the offering price of shares sold in a qualified financing. The minimum shares reserved for the conversion of the convertible bridge debt and related accrued interest assumes a conversion ratio of $0.45 per share.

        Upon the closing of the IPO, all Series A, Series C and exchangeable stock outstanding will automatically convert into 73,295,180 shares of common stock and all preferred stock warrants will convert into common stock warrants.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(11) Net Income (Loss) per Share

	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
	(in thousands, except per share data)
Numerator:
Net income (loss)	$(5,590)	$(3,025)	$(5,333)	$(2,321)	$2,840
Income allocable to preferred shareholders	—	—	—	—	(1,188)

Net income (loss) allocable to common shareholders for basic net income (loss) per share	(5,590)	(3,025)	(5,333)	(2,321)	1,652
Income allocable to preferred shareholders	—	—	—	—	1,188

Net income (loss) allocable to common shareholders for diluted net income (loss) per share	$(5,590)	$(3,025)	$(5,333)	$(2,321)	$2,840

Denominator:
Weighted average common shares outstanding	43,476	48,098	47,112	48,490	45,666
Weighted average exchangeable shares outstanding	3,592	3,592	4,444	4,017	4,875

Weighted average shares for basic net income (loss) per common share	47,068	51,690	51,556	52,507	50,541
Dilutive effect of:
Options to purchase common stock	—	—	—	—	3,741
Redeemable convertible preferred stock	—	—	—	—	68,420
Preferred stock issuable for convertible debt and accrued interest	—	—	—	—	27
Warrants to purchase common stock	—	—	—	—	44
Warrants to purchase preferred stock	—	—	—	—	8

Weighted average shares for diluted net income (loss) per common share	47,068	51,690	51,556	52,507	122,781

Net income (loss) per common share:
Basic	$(0.12)	$(0.06)	$(0.10)	$(0.04)	$0.03
Diluted	$(0.12)	$(0.06)	$(0.10)	$(0.04)	$0.02

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(11) Net Income (Loss) per Share (Continued)

        The following were excluded from the computation of diluted net income (loss) per common shares for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
	(in thousands)
Options to purchase common stock	5,456	5,781	9,402	5,487	834
Unvested restricted stock	800	650	—	500	—
Redeemable convertible preferred stock	43,714	68,420	68,420	68,420	—
Preferred stock issuable for convertible debt and accrued interest	5,204	7,024	7,617	7,316	7,617
Preferred stock issuable under dilution protection provisions	—	838	909	873	909
Warrants to purchase common stock	1,982	1,677	1,677	1,677	—
Warrants to purchase preferred stock	50	99	99	99	—

Total	57,206	84,489	88,124	84,372	9,360

(12) Segment and Geographic Information

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards of reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

        The Company has one business activity and there are no segment managers who are held accountable for operations, operating results, and plans for levels or components below the consolidated unit level. Accordingly, the Company has a single reporting segment and operating unit structure.

        The Company's chief operating decision maker is the Company's chief executive officer. The Company's chief executive officer reviews financial information, accompanied by information about revenue by geographic region for the purpose of allocating resources and evaluating financial performance.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12) Segment and Geographic Information (Continued)

        The following table is based on the geographic location of the customer who purchased the Company's products. The customer's geographic location may be different from the geographic location of the end-user. The revenues by geographic location were as follows:

	Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2007	2008
				(unaudited)
	(in thousands)
Revenue:
United States	$30,492	$35,227	$41,808	$20,178	$20,591
United Kingdom	3,218	3,678	6,261	2,835	4,038
All other countries	9,089	10,869	14,607	7,031	7,869

Total	$42,799	$49,774	$62,676	$30,044	$32,498

        The following table is based on the geographic location of long-lived assets held by the Company. The long-lived assets by geographic location were as follows:

	As of
	June 30,
			December 31, 2008
	2007	2008
			(unaudited)
	(in thousands)
Net long-lived assets:
United States	$686	$1,088	$864
United Kingdom	753	519	317
Canada	278	407	371

Total	$1,717	$2,014	$1,552

(13) Related–Party Transactions

        The Company paid consulting fees totaling $150,000 for the year ended June 30, 2006 to certain affiliated companies of individuals who served as members of the Company's board of directors. The consulting arrangements expired in December 2005.

(14) Employee Benefit Plans

        The Company has available to all full-time U.S. employees a 401(k) retirement savings plan. Under this plan, employee contributions and accumulated plan earnings qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code, as amended. The Company has not contributed to the plan.

        The Company has available to all full-time U.K. employees a retirement savings plan. Under this plan, employee and employer contributions and accumulated plan earnings qualify for favorable tax treatment under Chapter IV, Part XIV, of the Income and Corporation Taxes Act of 1988. Company contributions to the plan totaled approximately $47,000, $52,000, and $106,000 for the years ended

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(14) Employee Benefit Plans (Continued)

June 30, 2006, 2007 and 2008, respectively. Company contributions totaled approximately $53,000 and $58,000 for the six months ended December 31, 2007 and 2008 (unaudited), respectively.

(15) Planned Initial Public Offering

        On April 25, 2008, the Company filed a registration statement with the Securities Exchange Commission (SEC) related to a proposed initial public offering of its common stock. As of June 30, 2008, the Company had incurred $3.4 million of costs directly attributable to the planned public offering. These costs were being deferred until the completion of the offering. In the quarter ended June 30, 2008, these costs have been charged to expense due to a temporary postponement of the offering process. This charge was taken in accordance with SEC Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed. The Company maintains its readiness to complete an initial public offering, believing that this postponement is temporary.

(16) Subsequent Event

        On March 2, 2009, the Company repaid the convertible bridge debt of $3.0 million plus accrued interest.

                     Shares
Common Stock

Thomas Weisel Partners LLC

Lazard Capital Markets

Needham & Company, LLC

Morgan Keegan & Company, Inc.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of common stock hereunder, all of which will be paid by the Registrant. All amounts are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market initial listing fee.

Amount to be paid
SEC Registration Fee		$3,164
FINRA Filing Fee		8,550
NASDAQ Global Market Initial Listing Fee		5,000
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*
To be completed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

        As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

        As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions;

  •
  the Registrant may also indemnify its other employees and agents in its discretion;

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding subject to certain limited exceptions, and to the extent the Delaware General Corporation Law so requires, such advances may be conditioned on the director or officer's agreement to repay any such advanced expenses if it is determined that the director or officer is not entitled to be indemnified under the Registrant's bylaws; and

  •
  the rights conferred in the bylaws are not exclusive.

        In addition, the Registrant will enter into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant, subject to limited exceptions. Some of the directors of the Registrant have entered into agreements with investment entities with which they are affiliated that provide for the indemnification of such directors (entered into in connection with such entities' investments in the Registrant).

        The Registrant expects to obtain liability insurance for its directors and officers.

        The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

        Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Title	Number
Form of Underwriting Agreement	1.1
Registrant's Restated Certificate of Incorporation	3.1
Form Restated Certificate of Incorporation of the Registrant, to be filed following the completion of this offering	3.2
Registrant's Bylaws	3.3
Form of Amended and Restated Bylaws of the Registrant, to be effective following the completion of this offering	3.4
Form of Indemnity Agreement	10.1

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        Since May 1, 2006, the Registrant has issued and sold the following securities:

        1.   From May 1, 2006 to March 31, 2009, we issued and sold an aggregate of 540,542 shares of our common stock to certain warrant holders and investors, with 99,230 shares sold at $0.40 per share upon warrant exercises and with 441,312 shares issued through cashless exercise of 1,106,088 warrant shares. These transactions were exempt from registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act.

        2.   From May 1, 2006 to March 31, 2009, we issued and sold an aggregate of 104,631 shares of our common stock to directors and certain principal stockholders, with 62,500 shares sold at $0.40 per share upon option exercises and with 42,131 shares issued through cashless exercises of 118,750 option shares under our 2001 stock plan. These transactions were exempt from registration requirements of the Securities Act in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act.

        3.   On October 1, 2006, we issued a warrant to purchase of 48,872 shares of Series A Preferred Stock at an initial exercise price of $0.61385 per share, subject to adjustment pursuant to the terms thereof, to Comerica, a sophisticated accredited investor, in connection with a $3,000,000 revolving line of credit. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

        4.   In 2006, we completed two bridge financings with funds provided by existing stockholders. The first was completed in late January 2006 with the issuance of our 8% Secured Convertible Subordinated Promissory Notes dated January 27, 2006 in the aggregate original principal amount of

$2,000,000 (the "January Notes"), and the second was completed in early August 2006 with the issuance of our 8% Secured Convertible Subordinated Bridge Notes dated August 8, 2006 in the aggregate original principal amount of $2,000,000 (the "August Notes") (collectively with the January Notes, the "Notes"). The purchasers of the Notes were all existing holders of our Common Stock or Series A Preferred Stock. Pursuant to the F.T.Q. Financing (as defined below), holders of an aggregate of $3,990,328 in principal amount of Notes elected to convert the principal and accrued interest on the Notes into Series C Preferred Stock at a conversion price per share of $0.39667 for the January Notes, and $0.50 per share for the August Notes. These transactions were made in reliance on Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

        5.   In November 2006, we issued a $3,000,000 principal amount 8% Secured Convertible Promissory Note to Terrapin Partners Nexsan Partnership, L.P., a sophisticated accredited investor. This transaction was made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

        6.   On March 29, 2007, we sold an aggregate of 15,000,000 shares of Series C Preferred Stock at a purchase price of $0.50 per share for an aggregate purchase price of $7,500,000 to a sophisticated accredited investor, Fonds de solidarité des travailleurs du Québec (the "F.T.Q. Financing"). This transaction was exempt from registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act, Regulation S and/or Regulation D promulgated under the Securities Act.

        7.   In November 2007, we issued an aggregate of 753,442 shares of our common stock and 1,282,888 exchangeable stock to the Evertrust Sellers in connection with the Evertrust Purchase Agreement, in reliance on Section 4(2) of the Securities Act, Regulation S and/or Regulation D promulgated under the Securities Act.

        The foregoing transactions were private placements as there were no underwriters, underwriting discounts or commissions, or public offerings of our securities. All recipients of the foregoing transactions received adequate information about us, had an opportunity to discuss our business with us and had access, through their relationships with us, to such information. In addition, with regard to sales identified in paragraphs 1 and 2, in reliance on Section 4(2) of the Securities Act, each of the recipients of securities are believed to be "accredited investors" as defined in Rule 501(a) promulgated in the Securities Act and sophisticated and their intention to acquire the securities was for investment only and not with a view to or for sale in connection with any distribution thereof. In particular, with regard to sales identified in paragraphs 3 through 10, each of the recipients were represented by counsel, and we provided to such counsel diligence documents typically provided in venture capital debt and/or equity financings or acquisitions, including but not limited to, our material agreements and minutes of meetings and actions by written consent of our board of directors and our stockholders, and provided to each of the recipients representations and warranties regarding, among other things, our business, capitalization, employees and material agreements. In addition, with regard to sales identified in paragraphs 4 through 9, each of the recipients of securities represented to us in the documents memorializing the transactions that they were "accredited investors" as defined in Rule 501(a) promulgated in the Securities Act and sophisticated and their intention to acquire the securities was for investment only and not with a view to or for sale in connection with any distribution thereof. Furthermore, we affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
The following exhibits are filed herewith:
Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.
2.1†	Purchase Agreement among the Registrant, 6360319 Canada Inc., AESign Evertrust Inc., Thomas F. Gosnell, Esther Hotter, Rosamaria Koppes, Puneet Mehta and Robert G. Delamore, dated March 14, 2005.
3.1	Fifth Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering.
3.3†	By-laws of the Registrant.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.
4.1*	Form of Registrant's Common Stock Certificate.
4.2†	Third Amended and Restated Registration Rights Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated March 29, 2007, as amended.
4.3†	Exchange Agreement among the Registrant, Exchangeco, 6360319 Canada Inc., 6360246 Canada Inc., and Thomas F. Gosnell, dated March 24, 2005.
4.4†	Amended and Restated Stockholders' Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated March 29, 2007.
4.5	First Amendment to the Amended and Restated Stockholders' Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated April 30, 2009.
5.1*	Opinion of Fenwick & West LLP.
10.1	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2†	2001 Stock Plan, Form of Stock Option Agreement and Exercise Notice and Form of Non-Employee Director Stock Option Agreement and Exercise Notice under the 2001 Stock Plan.
10.3*	2009 Equity Incentive Plan, to be in effect upon the completion of this offering.
10.4*
Form of Notice of Stock Option Grant, Stock Option Agreement and Stock Option Exercise Agreement, Notice of Restricted Stock Award Grant and Restricted Stock Purchase Agreement, Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement, Notice of Stock Bonus Award Grant and Stock Bonus Agreement and Notice of Stock Appreciation Right Grant and Stock Appreciation Right Agreement under the 2009 Equity Incentive Plan.
10.5†	Employment Agreement among the Registrant, Nexsan Technologies Incorporated and Philip Black, dated November 21, 2007.

10.5.1	First Amendment to the Employment Agreement between and among Nexsan Corporation, Nexsan Technologies, Inc. and Philip Black dated December 11, 2008.
10.6†	Employment Agreement among the Registrant, Nexsan Technologies Canada Inc., and Thomas F. Gosnell, dated March 24, 2005, as amended on November 14, 2007.
10.7†	Employment Agreement among the Registrant, Nexsan Technologies Incorporated and James Molenda, dated January 4, 2007.
10.8†	Revised Employment Agreement between Nexsan Technologies Incorporated and Rik Mussman, dated November 21, 2007, as amended on April 22, 2008.
10.8.1	Amendment to the Employment Agreement between Nexsan Technologies, Inc. and Rik Mussman dated December 15, 2008.
10.9†	Revised Employment Agreement between Nexsan Technologies Incorporated and Gregg Pugmire, dated November 21, 2007.
10.10†	Revised Employment Agreement between Nexsan Technologies Incorporated and Eugene Spies, dated November 21, 2007.
10.11†	Offer Letter between Nexsan Technologies Incorporated and Robert Woolery, dated August 13, 2007.
10.12†	Form of Non-Plan Stock Option Grant Agreement entered into with each of James Molenda and Beechtree Capital, LLC.
10.13†
Standard Office Lease, Suite No. 202, 555 St. Charles Drive, Thousand Oaks, California, 91360, between Arden Realty Limited Partnership and Broadcast Response, Inc., dated March 30, 2006 as amended, together with Assignment and Consent to Assignment Agreement, dated January 30, 2007, among Arden Realty Limited Partnership, Broadcast Response, Inc. and Nexsan Technologies Incorporated.
10.14†
Standard Industrial/Commercial Multi-Tenant Lease, 302 Enterprise St., Ste A, Escondido, CA, 92029, between Nexsan Technologies Incorporated and Enterprise Heights Industrial Centre Associates, dated October 10, 2003.
10.14.1	Amendment of Industrial Lease No. 1 between Nexsan Technologies Incorporated and Enterprise Heights Industrial Centre Associates, dated January 2, 2009.
10.15†
Counterpart/Lease of Units 33-35 Parker Centre Mansfield Road Derby, between Nexsan Technologies Limited and John Spencer Foxcroft, Arthur Paul Woollands and Christopher Noel Moore being the Trustees of the Garrandale Limited Directors Pension Scheme, dated January 23, 2003.
10.15.1	First Determination on Rent Under a Lease of Premises, dated February 12, 2009 and the Final Determination on Rent Under a Lease of Premises, dated March 20, 2009.
10.16†	Loan and Security Agreement between Nexsan Technologies Incorporated and Comerica Bank, dated March 31, 2004, as amended.
10.17†	Intentionally omitted.
10.18†	Intentionally omitted.
10.19†	Warrant to Purchase Stock between the Registrant and ORIX Venture Finance LLC, dated August 10, 2005, as amended.

10.20†	Warrant to Purchase Stock, between the Registrant and Comerica Incorporated, dated April 22, 2005, as amended.
10.21†	Warrant to Purchase Stock, between the Registrant and Comerica Incorporated, dated October 1, 2006, as amended.
10.22†	Intentionally omitted.
10.23†
Agreement and Release, among the Registrant, 6360319 Canada Inc., 6360246 Canada Inc., AESign Evertrust Inc., Thomas F. Gosnell, Esther Hotter, Rosamaria Koppes, Puneet Mehta and Robert G. Delamore, dated November 14, 2007.
10.24†	Amended and Restated Consulting Agreement between the Registrant and with Beechtree Capital, LLC, dated July 9, 2001.
10.25†	Subscription Agreement between the Registrant and Fonds de solidarité des travailleurs du Québec (F.T.Q.), dated March 29, 2007.
10.26†	Restricted Stock Purchase Agreement between Registrant and James Molenda, dated January 4, 2001, as amended.
10.27†	Replacement Restricted Stock Purchase Agreement between the Registrant and Beechtree Capital, LLC, dated December 28, 2007.
10.28†	Form of Call Option Agreement entered into between the Registrant and each of James Molenda and Beechtree Capital, LLC, dated April 1, 2003.
10.29†	Promissory Note between the Registrant and James Molenda, dated January 4, 2001.
10.30†	Agreement between the Registrant and James Molenda, dated January 15, 2008.
10.31†	Agreement between the Registrant and Beechtree Capital, LLC, dated January 30, 2008.
21.1†	List of Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, independent registered public accounting firm.
23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1†	Power of Attorney.
24.2	Power of Attorney of Geoff Barrall.
24.3	Power of Attorney of William J. Harding.
99.1	Consent of Enterprise Strategy Group.
99.2	Consent of IDC.

*
To be filed by amendment.

†
Previously filed.

(b)
Financial Statement Schedules.

        The following schedule is filed as part of this registration statement:

    Schedule II—Valuation and Qualifying Accounts.

        All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

NEXSAN CORPORATION AND SUBSIDIARIES

SCHEDULE II

Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions Charged to Cost, Provision and Expenses	Deductions	Balance at End of Period
	(in thousands)
Valuation and qualifying accounts deducted from assets to which they apply:
Year ended June 30, 2006
Allowance for doubtful accounts	164	110	(98)	176
Year ended June 30, 2007
Allowance for doubtful accounts	176	—	(171)	5
Year ended June 30, 2008
Allowance for doubtful accounts	5	20	(11)	14
Year ended June 30, 2006
Allowance for sales returns	411	1,692	(1,652)	451
Year ended June 30, 2007
Allowance for sales returns	451	897	(1,113)	235
Year ended June 30, 2008
Allowance for sales returns	235	767	(912)	90

ITEM 17.    UNDERTAKINGS.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thousand Oaks, State of California, on May 13, 2009.

NEXSAN CORPORATION
By:	/s/ PHILIP BLACK Philip Black President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ PHILIP BLACK Philip Black	President, Chief Executive Officer and Director (Principal Executive Officer)	May 13, 2009
/s/ EUGENE SPIES Eugene Spies	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 13, 2009
/s/ GEOFF BARRALL Geoff Barrall	Director	May 13, 2009
* Domenico Grassi	Director	May 13, 2009
* Richard A. McGinn	Director	May 13, 2009
* Arthur L. Money	Director	May 13, 2009
* Geoff Mott	Director	May 13, 2009
* Philip B. Livingston	Director	May 13, 2009
* George Weiss	Director	May 13, 2009

/s/ WILLIAM J. HARDING William J. Harding	Director	May 13, 2009

*By:	/s/ PHILIP BLACK Philip Black	Attorney-in-fact	May 13, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.
2.1†	Purchase Agreement among the Registrant, 6360319 Canada Inc., AESign Evertrust Inc., Thomas F. Gosnell, Esther Hotter, Rosamaria Koppes, Puneet Mehta and Robert G. Delamore, dated March 14, 2005.
3.1	Fifth Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering.
3.3†	By-laws of the Registrant.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.
4.1*	Form of Registrant's Common Stock Certificate.
4.2†	Third Amended and Restated Registration Rights Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated March 29, 2007, as amended.
4.3†	Exchange Agreement among the Registrant, Exchangeco, 6360319 Canada Inc., 6360246 Canada Inc., and Thomas F. Gosnell, dated March 24, 2005.
4.4†	Amended and Restated Stockholders' Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated March 29, 2007.
4.5	First Amendment to the Amended and Restated Stockholders' Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated April 30, 2009.
5.1*	Opinion of Fenwick & West LLP.
10.1	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2†	2001 Stock Plan, Form of Stock Option Agreement and Exercise Notice and Form of Non-Employee Director Stock Option Agreement and Exercise Notice under the 2001 Stock Plan.
10.3*	2009 Equity Incentive Plan, to be in effect upon the completion of this offering.
10.4*
Form of Notice of Stock Option Grant, Stock Option Agreement and Stock Option Exercise Agreement, Notice of Restricted Stock Award Grant and Restricted Stock Purchase Agreement, Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement, Notice of Stock Bonus Award Grant and Stock Bonus Agreement and Notice of Stock Appreciation Right Grant and Stock Appreciation Right Agreement under the 2009 Equity Incentive Plan.
10.5†	Employment Agreement among the Registrant, Nexsan Technologies Incorporated and Philip Black, dated November 21, 2007.
10.5.1	First Amendment to the Employment Agreement between and among Nexsan Corporation, Nexsan Technologies, Inc. and Philip Black dated December 11, 2008.
10.6†	Employment Agreement among the Registrant, Nexsan Technologies Canada Inc., and Thomas F. Gosnell, dated March 24, 2005, as amended on November 14, 2007.

10.7†	Employment Agreement among the Registrant, Nexsan Technologies Incorporated and James Molenda, dated January 4, 2007.
10.8†	Revised Employment Agreement between Nexsan Technologies Incorporated and Rik Mussman, dated November 21, 2007, as amended on April 22, 2008.
10.8.1	Amendment to the Employment Agreement between Nexsan Technologies, Inc. and Rik Mussman dated December 15, 2008.
10.9†	Revised Employment Agreement between Nexsan Technologies Incorporated and Gregg Pugmire, dated November 21, 2007.
10.10†	Revised Employment Agreement between Nexsan Technologies Incorporated and Eugene Spies, dated November 21, 2007.
10.11†	Offer Letter between Nexsan Technologies Incorporated and Robert Woolery, dated August 13, 2007.
10.12†	Form of Non-Plan Stock Option Grant Agreement entered into with each of James Molenda and Beechtree Capital, LLC.
10.13†
Standard Office Lease, Suite No. 202, 555 St. Charles Drive, Thousand Oaks, California, 91360, between Arden Realty Limited Partnership and Broadcast Response, Inc., dated March 30, 2006 as amended, together with Assignment and Consent to Assignment Agreement, dated January 30, 2007, among Arden Realty Limited Partnership, Broadcast Response, Inc. and Nexsan Technologies Incorporated.
10.14†
Standard Industrial/Commercial Multi-Tenant Lease, 302 Enterprise St., Ste A, Escondido, CA, 92029, between Nexsan Technologies Incorporated and Enterprise Heights Industrial Centre Associates, dated October 10, 2003.
10.14.1	Amendment of Industrial Lease No. 1 between Nexsan Technologies Incorporated and Enterprise Heights Industrial Centre Associates, dated January 2, 2009.
10.15†
Counterpart/Lease of Units 33-35 Parker Centre Mansfield Road Derby, between Nexsan Technologies Limited and John Spencer Foxcroft, Arthur Paul Woollands and Christopher Noel Moore being the Trustees of the Garrandale Limited Directors Pension Scheme, dated January 23, 2003.
10.15.1	First Determination on Rent Under a Lease of Premises, dated February 12, 2009 and the Final Determination on Rent Under a Lease of Premises, dated March 20, 2009.
10.16†	Loan and Security Agreement between Nexsan Technologies Incorporated and Comerica Bank, dated March 31, 2004, as amended.
10.17†	Intentionally omitted.
10.18†	Intentionally omitted.
10.19†	Warrant to Purchase Stock between the Registrant and ORIX Venture Finance LLC, dated August 10, 2005, as amended.
10.20†	Warrant to Purchase Stock, between the Registrant and Comerica Incorporated, dated April 22, 2005, as amended.
10.21†	Warrant to Purchase Stock, between the Registrant and Comerica Incorporated, dated October 1, 2006, as amended.
10.22†	Intentionally omitted.

10.23†
Agreement and Release, among the Registrant, 6360319 Canada Inc., 6360246 Canada Inc., AESign Evertrust Inc., Thomas F. Gosnell, Esther Hotter, Rosamaria Koppes, Puneet Mehta and Robert G. Delamore, dated November 14, 2007.
10.24†	Amended and Restated Consulting Agreement between the Registrant and with Beechtree Capital, LLC, dated July 9, 2001.
10.25†	Subscription Agreement between the Registrant and Fonds de solidarité des travailleurs du Québec (F.T.Q.), dated March 29, 2007.
10.26†	Restricted Stock Purchase Agreement between Registrant and James Molenda, dated January 4, 2001, as amended.
10.27†	Replacement Restricted Stock Purchase Agreement between the Registrant and Beechtree Capital, LLC, dated December 28, 2007.
10.28†	Form of Call Option Agreement entered into between the Registrant and each of James Molenda and Beechtree Capital, LLC, dated April 1, 2003.
10.29†	Promissory Note between the Registrant and James Molenda, dated January 4, 2001.
10.30†	Agreement between the Registrant and James Molenda, dated January 15, 2008.
10.31†	Agreement between the Registrant and Beechtree Capital, LLC, dated January 30, 2008.
21.1†	List of Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, independent registered public accounting firm.
23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1†	Power of Attorney.
24.2	Power of Attorney of Geoff Barrall.
24.3	Power of Attorney of William J. Harding.
99.1	Consent of Enterprise Strategy Group.
99.2	Consent of IDC.

*
To be filed by amendment.

†
Previously filed.

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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Overview
Industry Background
Limitations of Traditional Storage Systems
Strategy
Corporate Information
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA (in thousands, except per share data)
RISK FACTORS
Risks Related to Our Business and Industry
Risks Related to the Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION (in thousands, except share and per share data)
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA (in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
Potential Payments Upon Termination or Change in Control
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
NEXSAN CORPORATION AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
NEXSAN CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (in thousands, except share and per share data)
NEXSAN CORPORATION AND SUBSIDIARIES Consolidated Statements of Operations (in thousands, except per share data)
NEXSAN CORPORATION AND SUBSIDIARIES Consolidated Statements of Cash Flows (in thousands)
NEXSAN CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
  ITEM 17. UNDERTAKINGS.
SIGNATURES
EXHIBIT INDEX